


KNIGHT
TRANSPORTATION

Delivering More.℠

Notice of Annual Meeting
To Be Held May 16, 2013

Proxy Statement

2012 Annual Report


KNIGHT
TRANSPORTATION
Delivering More.℠

Dear Shareholders:

In 2012 we continued to execute on our strategy of leveraging our core operating strengths to meet the changing needs of our customers through our multiple truckload service offerings. We were able to achieve top line revenue growth in each of our asset and non-asset based businesses, grow our tractor fleet, improve our asset productivity, while controlling our operating costs. These efforts resulted in meaningful growth in both revenue and operating income. Our shareholders also received an annual dividend yield of 4.6% through our quarterly and special dividends. We are encouraged with the recent modest improvements in the trucking environment and feel we have positive momentum moving in to 2013. Below are a few financial highlights from 2012:

2012 Financial Highlights:

- Total revenue, including fuel surcharge, increased 8.1%, to $936.0 million.
- Non-GAAP adjusted net income increased 12.9%, to $68.0 million, or $0.85 per diluted share.
- Quarterly and special dividends totaled $59.1 million.

Our primary objective is to generate a return on net assets that leads the industry while enabling us to continue our capital investment in additional revenue generating assets. We feel we are well positioned in 2013 to accomplish this objective with the continued development of our multiple service offerings that allow us to provide high quality solutions for our customers, in a cost effective manner. Our unmatched nationwide network of service centers and hard working, cohesive teams, result in a high level of accountability, strong relationships with our driving associates, local market knowledge, and multiple geographic locations to provide our services. While many fleets are downsizing and operating older equipment, Knight has continued to grow capacity while maintaining one of the most modern fleets in the industry. As the macro economy continues to show signs of improvement, we are focused on continually improving our asset productivity and growing our non-asset based businesses. We believe this will position us to leverage our investments and operating model to benefit from future freight demand.

Over the last several years we have worked diligently on expanding and developing our suite of truckload service offerings. We have an experienced sales effort that engages with our customers to identify opportunities and solve challenges through our multiple truckload service competencies that can cater to the needs of highly customized supply chains. This has led to significant progress in integrating these complementing businesses within our flagship dry van network. We now provide multiple truckload services to approximately 75% of our top 100 customers, compared to less than half in 2010. We believe this continues to align Knight as a strategic partner with our customers and expands our ability to solve their truckload requirements while producing a meaningful return to our shareholders.

We will, however, be faced with multiple challenges in 2013. Sourcing and retaining qualified driving associates will continue to be an industry challenge. The rising cost of equipment and healthcare, along with high volatility in fuel prices will also be challenges faced by the industry. By leveraging our decentralized model we have developed strategic initiatives that we feel will result in attracting and retaining high performing driving associates. We also believe we have the ability to improve our pricing and asset utilization through enhanced technology and local market knowledge. We also continue our efforts towards cost effective, industry leading fuel economy while at the same time meaningfully contributing to environmental improvements. We view these challenges as opportunities to leverage our culture of financial discipline and accountability to improve the results of our business as compared to the industry.

We are looking forward to 2013 as we expect the core fundamentals of our businesses to show consistent improvement.

We are truly grateful for the trust you have placed in us. Through the continued leadership and hard work of our people, we are looking forward to delivering more to our shareholders, and all of our stakeholders, for many years to come.

Sincerely,



Kevin P. Knight
Chairman and CEO



David A. Jackson
President

TABLE OF CONTENTS

III. 2012 Annual Report

IV. Additional Information

KNIGHT TRANSPORTATION, INC.
5601 West Buckeye Road
Phoenix, Arizona 85043

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 16, 2013

To our Shareholders:

You are cordially invited to attend the 2013 Annual Meeting of Shareholders (the "Annual Meeting") of KNIGHT TRANSPORTATION, INC. (the "Company") to be held at 8:30 A.M., Pacific Daylight Time, on Thursday, May 16, 2013, at our corporate headquarters located at 5601 West Buckeye Road, Phoenix, Arizona 85043, and at any adjournment thereof. The purposes of the Annual Meeting are to:

1. Elect three Class III directors, each director to serve a term of three years;
2. Election of one Class I director to serve the remainder of his term as a Class I director;
3. Conduct an advisory vote to approve executive compensation;
4. Ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for fiscal year 2013; and
5. Transact such other business as may properly come before the Annual Meeting.

The foregoing matters are more fully described in the accompanying Proxy Statement relating to the Annual Meeting.

The Board of Directors has fixed the close of business on March 28, 2013, as the record date for determining those shareholders who are entitled to receive notice of and vote at the Annual Meeting or any adjournment(s) thereof. Shares of our common stock, par value $0.01 per share, can be voted at the Annual Meeting only if the holder is present at the Annual Meeting in person or by valid proxy. **YOUR VOTE IS IMPORTANT. To ensure your representation at the Annual Meeting and the presence of a quorum, you are requested to promptly date, sign, and return the accompanying proxy in the enclosed envelope. You may also vote on the Internet by completing the electronic voting instruction form found at *www.proxyvote.com* or by telephone by using a touch-tone telephone and calling toll free 1-800-690-6903.** The prompt return of your proxy may save us additional expenses of solicitation.

By Order of the Board of Directors,



Adam Miller, Secretary

Phoenix, Arizona
April 5, 2013

KNIGHT TRANSPORTATION, INC.
5601 West Buckeye Road
Phoenix, Arizona 85043

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 16, 2013

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies from the shareholders of Knight Transportation, Inc. to be voted at the 2013 Annual Meeting of Shareholders (the "Annual Meeting") to be held at 8:30 A.M., Pacific Daylight Time, on Thursday, May 16, 2013, at our corporate headquarters located at 5601 West Buckeye Road, Phoenix, Arizona 85043, and at any adjournment thereof.

A Notice of Internet Availability of Proxy Materials (the "Internet Notice") was first mailed on or about April 5, 2013, to shareholders of record at the close of business on March 28, 2013 (the "Record Date"). The Internet Notice will instruct you as to how you may access and review the proxy materials. The Proxy Statement, the proxy card, and our 2012 Annual Report, which collectively comprise our "proxy materials," are first being made available to shareholders on April 5, 2013.

The terms "we," "our," "us," or the "Company" refer to Knight Transportation, Inc. and its subsidiaries. The term "Board" refers to our Board of Directors.

Voting by Proxy

THE ENCLOSED PROXY IS SOLICITED BY OUR BOARD OF DIRECTORS. When a proxy is executed and returned or submitted on the Internet prior to the Annual Meeting, the proxy will be voted according to the instructions the shareholder made when granting the proxy. Unless otherwise specified or if no choice is indicated on a proxy, all proxies received pursuant to this solicitation will be voted in accordance with the recommendations of our Board of Directors as follows: (i) FOR each of the Class III director nominees named herein (Proposal No. 1), with an equal number of votes being allocated to each nominee; (ii) FOR the Class I director nominee named herein (Proposal No. 2); (iii) FOR approval of the advisory resolution on executive compensation (Proposal No. 3); (iv) FOR ratification of the appointment of Grant Thornton LLP ("Grant Thornton") as our independent registered public accounting firm for fiscal year 2013 (Proposal No. 4); and (v) with respect to any other matters properly brought before the Annual Meeting, in accordance with the recommendations of the Board of Directors, or, if no recommendations are given, in accordance with the judgment of the proxy holders. None of the proposals discussed in this Proxy Statement that is intended to be acted upon at the Annual Meeting is related to or conditioned upon the approval of any other matters. At this time, we do not know of any other business to be considered at the Annual Meeting.

Your executed proxy appoints each person appointed to vote the proxies as your duly authorized attorney-in-fact and gives such person the power to represent and vote at the Annual Meeting all shares of our outstanding Common Stock (defined below) that you are entitled to vote as a shareholder. Such person will vote your shares as instructed by you on your proxy. If you do not provide voting instructions on Proposals 1, 2, 3 or 4, or for any other matters properly presented at the Annual Meeting, your proxy also gives such person the discretionary authority to vote your shares represented thereby as recommended above by the Board of Directors and in accordance with such person's best judgment.

Voting Rights

Only holders of record of our common stock, par value $0.01 per share ("Common Stock"), at the close of business on the Record Date are entitled to vote at the Annual Meeting, either in person or by valid proxy. Except in the election of directors, shareholders are entitled to one vote for each share held of record on each matter of business to be considered at the Annual Meeting. In the election of directors where more than one director in a class is nominated, shareholders have cumulative voting rights under Arizona law, which is further discussed under *Required Vote; Cumulative Voting for Directors.* As of the Record Date, there were issued and outstanding 79,916,691 shares of our Common Stock, entitled to cast an aggregate 79,916,691 votes on all matters subject to a vote at the Annual Meeting, other than in the election of the Class III directors, where the shares are entitled to an aggregate 239,750,073 votes. Votes cast at the Annual Meeting will be tabulated by the Inspector of Elections and the results of all items voted upon will be announced at the Annual Meeting. We will also disclose the final voting results in a Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the "SEC") in accordance with the SEC rules.

Quorum Requirement

In order to transact business at the Annual Meeting, a quorum must be present. A quorum is present if a majority of the issued and outstanding shares of Common Stock as of the Record Date are represented at the Annual Meeting in person or by proxy. Shares that are entitled to vote but that are not voted at the direction of the holder (called "abstentions") and shares that are not voted by a broker or other record holder due to the absence of instructions from the beneficial owner (called "broker non-votes") will be counted for the purpose of determining whether a quorum is present.

Required Vote; Cumulative Voting for Directors

Election of Directors. Directors are elected by an affirmative vote of a plurality of the votes cast, which means that the director nominees receiving the highest number of votes for their election will be elected as directors. Abstentions and broker non-votes are not counted as votes for the election of any director nominee and therefore will not affect the election of directors by a plurality vote. Under Arizona corporate law, shareholders have cumulative voting rights in electing directors of an Arizona corporation. Cumulative voting means that each shareholder, when electing more than one director in a class, has the right to cast as many votes in the aggregate as such shareholder has voting shares multiplied by the number of directors to be elected. For example, this year, three Class III directors will be elected. If a shareholder has 100 shares of Common Stock, the shareholder is entitled to cast a total of 300 votes in the election of the Class III directors. The shareholder may either cast 300 votes for a single director nominee or distribute those votes among the three Class III director nominees. The shareholder may also decide not to vote cumulatively for the Class III directors and instead vote their 100 shares for as many directors as are to be elected.

Shareholder votes are not cumulated, however, in the election of one director in a class because the cumulative and non-cumulative voting results would essentially be the same. For example, this year, one Class I director is also to be elected. If voting cumulatively, a shareholder with 100 shares of Common Stock is entitled to cast a total of 100 votes in the election of the Class I director because the number of voting shares multiplied by the number of directors to be elected equals the same number of voting shares held by the shareholder that would be voted non-cumulatively.

This proxy solicitation on behalf of the Board of Directors includes a solicitation for discretionary authority to cumulate votes. Unless otherwise indicated or if no choice is indicated on a proxy, your shares will be voted cumulatively, and the number of votes represented by your shares will be cast equally for each of the three Class III director nominees. If you do not wish to cumulate your votes, your proxy must specifically instruct that your shares should not be cumulatively voted in the Class III director election. Please note that upon instructing that your shares be voted non-cumulatively, your voted shares could potentially be diluted in the Class III director election if other shareholders choose to vote their shares cumulatively.

You may withhold authority to vote for any director nominee in the Class I and/or Class III director elections. With respect to the Class III director election, you may not cumulate your votes if they are cast "withheld." Our bylaws provide that, in an uncontested election, a director nominee who receives a greater number of votes cast "withheld" for his or her election than "for" such election will promptly tender his or her resignation to the Nominating and Corporate Governance Committee (the "Nominating Committee"). The Nominating Committee is required to evaluate the resignation, taking into account the best interests of the Company and its shareholders, and recommend to our Board of Directors whether to accept or reject the resignation.

Other Matters. Approval of the other matters not concerning the election of directors that are submitted to shareholders for consideration and action at the Annual Meeting requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote and represented in person or by proxy at the Annual Meeting, which means that the number of votes cast for the respective matter exceed the number of votes cast against the matter. Abstentions and broker non-votes will be disregarded in determining whether a matter has been approved. In other words, abstentions and broker non-votes will be counted neither as votes for, nor as votes against, a matter.

Voting Instructions

Your type of stock ownership determines the method by which you may vote your shares. If your shares are registered directly in your name in the stock register and stock transfer books of the Company or with our transfer agent (Computershare Shareowner Services), you are a "registered holder" and considered the stockholder of record with respect to those shares. If you hold your shares through a broker, rather than holding shares registered directly in your name, you are considered a "beneficial owner" of shares held in street name. Beneficial owners have the right to instruct their broker how to vote the shares held in their account.

If you are a registered holder of record of our Common Stock, you may vote your shares either by (i) telephone by calling a toll-free number, (ii) using the Internet and visiting the designated website, (iii) mailing in your proxy card, or (iv) attending the Annual Meeting and notifying and obtaining a ballot from the Secretary prior to the occurrence of any votes. For 2013, we have arranged for telephone and Internet-voting procedures to be used. These procedures have been designed to authenticate your identity, to allow you to give instructions, and to confirm that those instructions have been recorded properly. If you choose to vote by telephone or by using the Internet by accessing the designated website, please refer to the specific instructions on the proxy card. The deadline for voting by telephone or the Internet is 11:59 p.m. Eastern Daylight Time on Wednesday, May 15, 2013. If you wish to vote using the proxy card, please complete, sign, and date your proxy card and return it to us before the Annual Meeting.

Beneficial owners who hold their shares in street name will need to obtain a voting instruction form from the broker or institution that holds their stock and must follow the voting instructions given by that broker or institution. A beneficial owner of shares may not vote in person at the Annual Meeting unless they obtain from their broker or institution a legal proxy that gives you the right to vote the shares.

Right to Attend the Annual Meeting; Revocation of Proxy

Returning a proxy card now will not interfere with your right to attend the Annual Meeting or to vote your shares personally at the Annual Meeting, if you wish to do so. Shareholders who execute and return proxies may revoke them at any time before they are exercised during the call to vote by either (i) giving written notice of your revocation to our Secretary at our corporate headquarters address, (ii) executing a subsequent proxy and delivering it to our Secretary, or (iii) attending the Annual Meeting and voting in person. Attendance at the Annual Meeting by itself will not constitute a revocation of proxy.

Costs of Solicitation

We will bear the cost of solicitation of proxies and we will include reimbursements for the charges and expenses of brokerage firms and others for forwarding solicitation material to beneficial owners of our outstanding Common Stock. Proxies may be solicited by mail, e-mail, or by telephone and may be solicited personally by our directors, officers, or employees, who will not receive any additional compensation for any such services.

Annual Report

The information included in this Proxy Statement should be reviewed in conjunction with the Consolidated Financial Statements, Notes to Consolidated Financial Statements, Reports of our Independent Registered Public Accounting Firm, and other information included in our 2012 Annual Report to Shareholders that was made available on or about April 5, 2013, together with this Notice of Annual Meeting and Proxy Statement, to all shareholders of record as of the Record Date. A copy of our 2012 Annual Report is available free of charge on the *Shareholders* section of our corporate website at *http://www.knighttrans.com. Except to the extent it is incorporated by specific reference, our 2012 Annual Report is not incorporated into this Proxy Statement and is not considered to be a part of the proxy-soliciting material.*

Important Information to Read with This Proxy Statement

This Proxy Statement contains the proposals to be considered by shareholders at the Annual Meeting, as well as important information concerning, among other things: our management and Board of Directors; executive compensation; transactions between us and our officers, directors, and affiliates; the stock ownership of management and other large shareholders; the services provided to us by and fees of our independent registered public accounting firm; and instructions for shareholders who want to make proposals at the 2014 Annual Meeting of Shareholders. *Each shareholder should read this information before completing and returning the enclosed proxy card.*

PROPOSAL NO. 1 – ELECTION OF CLASS III DIRECTORS

Our Board of Directors presently consists of nine members. The directors are divided into three classes, with each class serving a three-year term. See *Corporate Governance – The Board of Directors and Its Committees – Committees of the Board of Directors – The Nominating and Corporate Governance Committee – Process for Identifying and Evaluating Director Nominees* for a description of the director nominee identification and evaluation process.

The shareholders elect approximately one-third of the Board of Directors each year. Three Class III directors will be elected at the Annual Meeting. Upon the recommendation of the Nominating Committee, the Board of Directors has nominated Kevin Knight, Randy Knight, and Michael Garnreiter for election as Class III directors at the Annual Meeting.

Each Class III director nominee will be elected to serve until the 2016 Annual Meeting of Shareholders or until his or her successor shall have been duly elected and qualified or his or her resignation or removal, whichever occurs first. There are no arrangements or understandings between any of the Class III director nominees and any other person pursuant to which any of such director nominees were selected as a nominee. Each of the Class III director nominees has consented to serve a three-year term and has indicated his intention to serve as a director if elected.

If any of the nominees named above should become unavailable to serve as a director, the Board of Directors may designate a substitute nominee. In that case, the proxy holders will vote for the substitute nominee designated by the Board. For a description of the director nominee identification and evaluation process, refer to the *Process for Identifying and Evaluating Director Nominees* section under *Corporate Governance – The Board of Directors and Its Committees – Committees of the Board of Directors – The Nominating and Corporate Governance Committee.*

Class III Director Nominees

Information concerning the nominees standing for election as Class III directors is as follows:

Kevin P. Knight, 56 **Director Since 1990**

Kevin P. Knight has served as the Chairman of our Board of Directors since May 1999 and has served as our Chief Executive Officer ("CEO") since 1993. He has been one of our officers and directors since 1990. From 1975 to 1984 and again from 1986 to 1990, Mr. Knight was employed by Swift Transportation Co., Inc. ("Swift"), where he served as Executive Vice President and President of Cooper Motor Lines, Inc., a Swift subsidiary. Mr. Knight currently serves on the Board of Directors and Executive Committee of the American Trucking Association. The selection of Mr. Knight as a director was based, among other things, upon his extensive experience in business operations and exemplary executive leadership. Mr. Knight also has exhibited commendable dedication to our financial and operating performance.

Randy Knight, 64 **Director Since 1989**

Randy Knight has served as a member of our Board of Directors since 1989. Mr. Knight rejoined our Company as an employee in January 2009 and was appointed as a Vice Chairman of the Board in February 2009. Mr. Knight was a founder of our Company and served as an officer from 1989 until 1999 and as Chairman of the Board from 1993 until 1999. From 1999 until December 2008, Mr. Knight worked outside of our Company on a variety of personal investments, including Total Warehousing, Inc., a commercial warehousing and local transportation business that he sold in 2004. Mr. Knight was employed by Swift or related companies from 1969 to 1985, where he was a Vice President. Mr. Knight brings to the Board of Directors strong leadership, extensive business and operating experience, and deep insight into the trucking industry.

Michael Garnreiter, 61 **Director Since 2003**

Michael Garnreiter has served as a member of our Board of Directors since September 2003. Mr. Garnreiter is currently the Vice President of Finance and Treasurer of Shamrock Foods Company, a privately held manufacturer and distributor of foods and food-related products based in Phoenix, Arizona. From January 2010 until August 2012, Mr. Garnreiter was a managing director of a Scottsdale-based financial consulting organization, Fenix Financial Forensics LLC, which provides financial analysis, forensic accounting, litigation support, and other dispute resolution services to a variety of businesses and organizations. Mr. Garnreiter is also the Chairman of the board of directors and chair of the audit committee of Taser International, Inc., a manufacturer of non-lethal protection devices; chair of the audit and governance committees for Amtech Systems, Inc., a supplier of horizontal diffusion furnace systems; chair of the audit committee and member of the nominations and governance and compensation committees for IA Global, Inc., an Asian business processes outsourcing company; and a member of the board of directors of Banner Health Systems, a nonprofit multistate hospital system based in Phoenix, Arizona. Mr. Garnreiter also formerly served as the sole director of Syntax Brillian Corporation, a dissolved company that designed, developed, and distributed high definition televisions. He was previously the managing member of Rising Sun Restaurant Group LLC from August 2006 until January 2010 and President of New Era Restaurants, LLC from December 2008 until December 2009, both of which are privately held restaurant operating companies. From 2002 to 2006, Mr. Garnreiter was also formerly the Executive Vice President, Treasurer, and Chief Financial Officer ("CFO") of Main Street Restaurant Group, Inc. ("Main Street"), a publicly held restaurant operating company. Prior to joining Main Street, Mr. Garnreiter served as a general partner of Arthur Andersen LLP ("Arthur Andersen"). Mr. Garnreiter began his career with Arthur Andersen in 1974 after graduating with a Bachelor of Science degree in accounting from California State University at Long Beach. In 1986, he became the managing partner of Arthur Andersen's Tucson, Arizona office, and he was a senior audit partner at Arthur Andersen from 1976 to 2002. Mr. Garnreiter is a Certified Public Accountant in California and Arizona, and in 2010 became a Certified Fraud Examiner. As a member of our Board of Directors, Mr. Garnreiter offers solid financial expertise gained from his managerial role at a large international accounting firm. In addition, the experience acquired through Mr. Garnreiter's positions as a director of several public companies benefit the Company, the Board of Directors, and our shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THE CLASS III DIRECTOR NOMINEES.

PROPOSAL NO. 2 – ELECTION OF CLASS I DIRECTOR

On May 17, 2012, our Board of Directors unanimously voted to elect Richard Kraemer to fill a Class I directorship vacancy on the Board of Directors. Mr. Kraemer was also appointed to serve as a member of our Audit Committee and Nominating Committee. Because Mr. Kraemer initially filled a directorship vacancy, the Board of Directors elected Mr. Kraemer to serve until the next election of directors by our shareholders, pursuant to applicable Arizona corporate law and our bylaws, which require Mr. Kraemer to stand for election at the Annual Meeting for the unexpired portion of the Class I director term (the remainder of the Class I director term expires at the 2014 Annual Meeting of Shareholders).

Upon the recommendation of the Nominating Committee, the Board of Directors has therefore nominated Mr. Kraemer for election as a Class I director at the Annual Meeting to serve until the 2014 Annual Meeting of Shareholders or until his successor has been duly elected and qualified or until his resignation or removal, whichever occurs first. There are no arrangements or understandings between the Class I director nominee and any other person pursuant to which Mr. Kraemer was selected as a Class I director nominee. Mr. Kraemer has consented to serve for a one-year term and has indicated his intention to serve as a director if elected. His individual qualifications, skills and experience are discussed in his biography below.

Cumulative voting does not apply to the election of the Class I director under Proposal No. 2 because only one directorship is proposed for election. For further explanation of the cumulative voting process with respect to the election of directors, please refer to *General Information – Required Vote; Cumulative Voting for Directors* in this Proxy Statement. Should Mr. Kraemer become unavailable to serve as a director, our Board of Directors may designate a substitute nominee. In that case, the proxy holders will vote for the substitute nominee designated by the Board. For a description of the director nominee identification and evaluation process, refer to the *Process for Identifying and Evaluating Director Nominees* section under *Corporate Governance – The Board of Directors and Its Committees – Committees of the Board of Directors – The Nominating and Corporate Governance Committee.*

Class I Director Nominee

Information concerning the nominee standing for election to serve the remainder of his term as a Class I director is as follows:

Richard C. Kraemer, 69 **Director Since 2012**

Richard C. Kraemer was elected to our Board of Directors on May 17, 2012, by the unanimous of vote of the Board. Mr. Kraemer currently serves as President of Chartwell Capital, Inc., a private investment company. From 1975 to March 1996, Mr. Kraemer served as an officer of UDC Homes, becoming a director and President in 1985 and CEO in 1994. Mr. Kraemer also served on the boards of directors of America West Holdings Corporation and America West Airlines, Inc. from 1992 to 2005. Following the merger of such companies with US Airways Group, Inc. in 2005, he became a member of the board of directors of both US Airways Group, Inc. and its subsidiary, US Airways, Inc. Currently for US Airways Group, Inc., Mr. Kraemer is Chair of the Corporate Governance and Nominating Committee and a member of both the Audit Committee and Compensation and Human Resources Committee. The Board believes that Mr. Kraemer is qualified to serve as a director based upon, among other things, his financial acumen, executive insight and corporate governance, human resources and labor relations knowledge. Mr. Kraemer's comprehensive board and investor experience with a publicly traded airline transportation company contributes to the collective qualifications, skills and experience of our Board of Directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE CLASS I DIRECTOR NOMINEE.

CONTINUING DIRECTORS

Class I Directors

Information regarding our current Class I directors who were elected in 2011 for terms expiring at our 2014 Annual Meeting of Shareholders follows:

Donald A. Bliss, 80 **Director Since 1995**

Donald A. Bliss has served as a member of our Board of Directors since February 1995. Until his retirement in December 1994, Mr. Bliss was the CEO and Vice President of U.S. West Communications, a U.S. West company. Mr. Bliss also is a director of the Western and Southern Life Insurance Company and the Biltmore Bank of Arizona. Mr. Bliss served as Chairman of the Western Region Advisory Board of AON Risk Services of Arizona, Inc. from

October 2001 to February 2005. The selection of Mr. Bliss as a director was based, among other things, upon his extensive business experience and financial expertise that he brings to our Board as well as his insight and knowledge of our business gained through years of service on our Board.

Richard J. Lehmann, 68 **Director Since 2006**

Richard J. Lehmann has served as a member of our Board of Directors since February 2006. Mr. Lehmann serves as the founding principal and a director of the Biltmore Bank of Arizona and is the Chairman of the Biltmore Bank of Arizona. Until December 31, 1999, Mr. Lehmann served as Vice Chairman of Banc One Corporation, when it acquired FCNBC, creating the fifth largest bank in the United States, with responsibility for all consumer banking and credit card operations. Mr. Lehmann's previous positions include Chairman and CEO of Valley National Bank. Prior to that, Mr. Lehmann spent 20 years with Citigroup in various positions, including 10 years in the International Division, with more than three years as a Senior Corporate Officer in Europe, the Middle East, and Africa. Mr. Lehmann is presently a member of the board of directors of both the TGen Foundation and Cole Real Estate Investments. He also served previously as a director of Banc One Corporation, Valley National Corporation, eFunds Corporation, iCrossing, Inc., and Moore Corporation. Mr. Lehmann brings to our Board strong leadership, finance, and global experience developed throughout his career in the banking industry.

Class II Directors

Information regarding our current Class II directors who were elected in 2012 for terms expiring at our 2015 Annual Meeting of Shareholders follows:

Gary J. Knight, 61 **Director Since 1990**

Gary J. Knight has served as a Vice Chairman of our Board of Directors since January 2004. Mr. Knight served as our President from 1993 to January 2004, and has been one of our officers and a member of our Board of Directors since 1990. From 1975 until 1990, Mr. Knight was employed by Swift, where he was an Executive Vice President. The selection of Mr. Knight as a director was based upon, among other things, his significant leadership experience and knowledge of the Company. Mr. Knight's qualifications to serve on our Board also include his extensive knowledge of the transportation industry.

G.D. Madden, 73 **Director Since 1997**

G.D. Madden has served as a member of our Board of Directors since January 1997. Since 1996, Mr. Madden has been President of Madden Partners, a consulting firm he founded, which specializes in transportation technology and strategic issues. Prior to founding Madden Partners, he was President and CEO of Innovative Computing Corporation ("ICC"), then a subsidiary of Westinghouse Electric Corporation. Mr. Madden founded ICC, a privately held company, which grew to be the largest supplier of fully integrated management information systems to the trucking industry. Mr. Madden sold ICC to Westinghouse in 1990 and continued to serve as its President and CEO until 1996. Mr. Madden is also Chairman of the Board of Clay Crossing Foundation, Inc., an extended chemical dependency treatment center in Maud, Oklahoma. The Board concluded that Mr. Madden is qualified to serve as a director based upon his experience in the transportation industry and his skills and expertise with respect to overseeing financial reporting and developing financial administration systems.

Kathryn L. Munro, 64 **Director Since 2005**

Kathryn L. Munro has served as a member of our Board of Directors since April 2005. She is a principal of BridgeWest, LLC, a private equity investment company specializing in wireless technology companies. Ms. Munro was the Chairperson of BridgeWest from February 1999 until July 2003. Prior to BridgeWest, Ms. Munro spent over 20 years in the banking industry with Bank of America. From 1996 to 1998, Ms. Munro served as CEO of Bank of America's Southwest Banking Group and was President of Bank of America Arizona from 1994 to 1996. Ms. Munro has served on the board of directors of Pinnacle West Capital Corporation, the holding company of Arizona Public Service and Pinnacle West Energy, since 2000. Ms. Munro also serves on the board of Premera, a privately held health insurance company headquartered in Seattle, Washington. Ms. Munro served on the board of Capitol Bancorp Limited, a Michigan-based multi-bank holding company, from 2002 to 2006 and she served on the board of directors of Flow International Corporation, a Seattle-based manufacturer of industrial tools, from 1996 to

September 2011. From her distinguished career in the commercial banking industry, Ms. Munro brings business acumen and financial knowledge to our Board and provides insightful guidance regarding our business.

Kevin Knight, our Chairman and CEO, and Keith Knight, one of our executive officers, are brothers and are cousins of Randy Knight and Gary Knight, who also are brothers. Collectively, these four members of the Knight family own approximately 26.0% of our outstanding Common Stock.

CORPORATE GOVERNANCE

Applicable Corporate Governance Requirements

Our Common Stock has been listed on the New York Stock Exchange (the "NYSE") since December 30, 2004, and we are subject to the NYSE listing standards, including those relating to corporate governance. As a publicly traded company, we are also subject to the rules and regulations of the SEC.

Corporate Governance Guidelines

Our Board of Directors has adopted *Corporate Governance Guidelines* to further its goal of providing effective governance of our business and affairs for the long-term benefit of our shareholders. A copy of the *Corporate Governance Guidelines* is available free of charge on the *Shareholders* section of our website at *http://www.knighttrans.com*. The Nominating Committee is responsible for periodically reviewing the *Corporate Governance Guidelines* and recommending changes as appropriate to ensure the effective functioning of our Board of Directors and corporate governance.

Code of Ethical Conduct

The Board of Directors has adopted a *Code of Ethical Conduct* that applies to all of our directors, officers, and employees. In addition, we maintain a *Policy Governing Responsibilities of Financial Managers and Senior Officers* (the "*Financial Responsibilities Policy*") that applies to our senior executive officers (Executive Vice President or above), CFO, Chief Accounting Officer ("CAO"), Controller, and any other employee who is responsible for the management of our funds or for the operation and maintenance of our financial accounting and reporting system. The *Code of Ethical Conduct* and *Financial Responsibilities Policy* include provisions applicable to our CEO, CFO, CAO or controller, or persons performing similar functions, which constitute a "code of ethics" within the meaning of Item 406(b) of SEC Regulation S-K. Copies of the *Code of Ethical Conduct* and *Financial Responsibilities Policy* are publicly available free of charge on the *Shareholders* section of our website at *http://www.knighttrans.com*.

Pursuant to SEC regulations and NYSE listing standards, we will disclose amendments to or waivers of our *Code of Ethical Conduct* in a press release, on the *Shareholders* section of our website at *http://www.knighttrans.com*, or in a Current Report on Form 8-K filed with the SEC, whichever disclosure method is appropriate. To date, we have not granted any waivers from our *Code of Ethical Conduct* to the CEO, CFO, CAO, controller, or any person performing similar functions.

The Board of Directors and Its Committees

Board of Directors

Meetings of the Board of Directors. During the year ended December 31, 2012, our Board of Directors met on six occasions. Each of the directors attended 75% or more of the meetings of the Board of Directors and the meetings held by all of the committees of the Board on which he or she served. We encourage our directors to attend our Annual Meetings of Shareholders, although we do not have a formal policy regarding director attendance at such meetings. All of our directors attended the 2012 Annual Meeting of Shareholders.

Independent Directors. In accordance with NYSE Rule 303A.02, the Board of Directors affirmatively determines the independence of each director after reviewing the findings and recommendations of the Nominating Committee.

Our Nominating Committee reviewed (i) the SEC regulatory and NYSE listing standards for assessing the independence of our directors and director nominees, (ii) the criteria for determining each such individual's independence specifically for purposes of serving on the Audit Committee and Compensation Committee and as an "audit committee financial expert," and (iii) each such individual's professional experience, education, skills, ability to enhance differences of viewpoint and other qualities among our Board membership. After concluding its review, the Nominating Committee submitted its independence recommendations our Board of Directors. Our Board then made its independence determinations based on the committee's recommendations.

Upon the recommendation of the Nominating Committee, the Board has determined that Donald Bliss, G.D. Madden, Michael Garnreiter, Kathryn Munro, Richard Lehmann, and Richard Kraemer are independent (collectively, the "Independent Directors"). Except in their capacities as directors or as holders of an immaterial amount of securities of other entities, neither Messrs. Bliss, Madden, Garnreiter, or Lehmann, nor Ms. Munro, either directly or in his or her capacity as a partner, shareholder, officer, or similar position of another organization, has, or in the past three years had, any business or financial relationship with us or any of our subsidiaries. None of the Independent Directors or any of their immediate family members has or had any of the disqualifying relationships with us or our subsidiaries specified in NYSE Rule 303A.02.

Board Leadership Structure. Kevin Knight has served as the Chairman of our Board of Directors since May 1999 and has served as our CEO since 1993. The Board of Directors elects our CEO and Chairman of the Board of Directors annually. The Board believes that the combination of these two positions is the most appropriate and suitable structure for proper and efficient Board functioning and communication, which is facilitated by Kevin Knight serving as the direct link between senior management and the Board. In these capacities, he provides critical insight to the Board and leadership for our senior management in our day-to-day operations. To ensure that Kevin Knight has sufficient time to fulfill his responsibilities as the Chairman of our Board and our CEO, the Board of Directors has appointed Gary Knight and Randy Knight to serve as Vice Chairmen and has assigned the responsibility to Gary Knight to conduct and preside at board meetings. Kevin Knight reports to the Board as the CEO along with the other executive officers and also participates in the meetings as a director. As discussed below, our Independent Directors also regularly meet at least annually in "executive sessions," which are meetings conducted by the Independent Directors without the presence or participation of management. The Chair of the Nominating Committee typically functions as the lead independent director at the executive sessions, and we believe that the Independent Director acting in the capacity of the lead independent director and our CEO effectively serve as liaisons between our Independent Directors and Board, which contributes to the efficiency and functionality of the full Board of Directors.

Board Oversight of Risk Management. Our Board of Directors has overall responsibility for risk oversight, which involves evaluating material risks concerning the Company, as well as management's decisions and efforts to identify, manage and monitor such risks. This oversight also includes understanding and determining what constitutes an appropriate level and tolerance of risk for the Company. The Board of Directors has assigned the assessment of enterprise risk to the Nominating Committee, financial risk to the Audit Committee, and compensation-related risk to the Compensation Committee. In its risk oversight role, our Board confers with management about risk administration. Typically, management identifies, measures, and analyzes risks inherent to our business, operations, and industry. Management then reports to the appropriate Board committee, which then evaluates management's risk assessment and reports to the Board of Directors. The Board's role in risk oversight has not affected the leadership structure of our Board of Directors.

Executive Sessions. In 2012, our Independent Directors held one regular meeting in an "executive session" at which only the Independent Directors were present. The Chair of the Nominating Committee acted as the lead independent director and presiding director for the executive session. Mr. Bliss currently serves as the Chair of the Nominating Committee and acts in the capacity of lead independent director. Our Independent Directors will continue to meet regularly and at least once annually.

Shareholder Communication with Directors. Our Board of Directors provides a process for shareholders to send written communications to the entire Board or to individual directors. To send a communication to the entire Board of Directors, your communication should be addressed to the Board of Directors and mailed to our corporate headquarters address below. Written communications addressed in this manner will be copied and distributed to each director at or prior to the next Board meeting.

Letter to Shareholders

Proxy Statement

2012 Annual Report

If you wish to communicate with an individual director, regardless of whether the director is an Independent Director, your communication should be addressed to such director's attention and mailed to our corporate headquarters address below. Written communications received in this manner will be delivered to the director to whom they are addressed at or prior to the next Board meeting.

Communications sent to our Board of Directors or an individual director should be sent to Knight Transportation, Inc.; c/o Adam Miller, Secretary; 5601 West Buckeye Road; Phoenix, Arizona 85043. In any case, any correspondence to our Board of Directors or an individual director will be subject to clearance through our normal security procedures. Please note that we reserve the right not to forward, read, respond to, or otherwise regard any abusive, threatening, or inappropriate materials.

Committees of the Board of Directors

The Board of Directors has standing Audit, Nominating, Compensation, and Executive Committees. The Board does not maintain any other standing committees. The following table sets forth the membership and identifies the Chair of each of the standing committees of the Board of Directors as of March 31, 2013.

Name	Audit Committee	Compensation Committee	Executive Committee	Nominating and Corporate Governance Committee
Donald A. Bliss			X	X – Chair
Michael Garnreiter	X – Chair			
Kevin P. Knight			X – Chair	
Gary J. Knight			X	
Richard C. Kraemer	X			X
Richard J. Lehmann		X		X
G.D. Madden	X	X		
Kathryn L. Munro		X – Chair	X	

The Audit Committee

Purpose, Functions, Composition, and Meetings. The primary purpose of the Audit Committee is to assist the Board of Directors in its oversight of:

- the integrity, fairness and accuracy of our financial statements;
- the qualifications, independence, and performance of our independent registered public accounting firm and performance of our internal audit function; and
- our compliance with legal and regulatory requirements related to financial reporting.

As more fully outlined in the Audit Committee's charter, the primary functions of the Audit Committee include:

- annually obtaining and reviewing the independent registered public accounting firm's report describing our internal quality control procedures, any material issues raised during the review of such procedures, and any steps taken to deal with any such issues;
- assessing the independent registered public accounting firm's independence, including any relationships between us and such firm;
- reviewing and meeting with our management, internal auditors, and independent registered public accounting firm, as applicable, to discuss our quarterly and annual audited financial statements and specific related disclosures, our accounting policies and principles, and our internal financial controls and reporting systems;

- discussing our earnings press releases (including financial information and earnings guidance provided to analysts and rating agencies) and policies regarding risk assessment and risk management;
- meeting separately and periodically with our management, internal audit personnel, and independent registered public accounting firm;
- reviewing with the independent registered public accounting firm any audit problems or difficulties and management's response to any such problems or difficulties;
- making determinations regarding the selection and retention of our independent registered public accounting firm and reviewing and pre-approving such firm's fees and the proposed scope of its services, and setting clear hiring policies for current and former employees of such accounting firm; and
- regularly reporting to and reviewing with our Board of Directors any issues regarding the quality or integrity of our financial statements, our legal and regulatory compliance, the performance and independence of our independent registered public accounting firm, and the performance of our internal audit function.

The Audit Committee met eight times during 2012. Messrs. Garnreiter, Kraemer, and Madden currently serve on the Audit Committee, and Mr. Garnreiter serves as the Chair.

Audit Committee Member Independence. Each member of the Audit Committee satisfies the independence and other audit committee membership criteria set forth in NYSE Rule 303A.07. Specifically, each member of the Audit Committee:

- is independent under NYSE Rule 303A.02;
- meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and
- is financially literate, as our Board of Directors has interpreted such qualification in its business judgment.

In addition, the Board has determined that Mr. Garnreiter's simultaneous service on the audit committees of more than three public companies does not impair his ability to effectively serve on our Audit Committee.

Audit Committee Financial Expert. The Board of Directors has determined that at least one "audit committee financial expert," as defined under Item 407(d)(5)(ii) of Regulation S-K, currently serves on the Audit Committee. The Board of Directors has identified Mr. Garnreiter as an audit committee financial expert. In the judgment of our Board, Mr. Garnreiter (i) meets the audit committee member independence criteria under applicable SEC rules, (ii) is independent, as independence for audit committee members is defined under applicable NYSE rules, and (iii) possesses satisfactory accounting and related financial management expertise, as our Board interprets such qualification in its business judgment under relevant SEC and NYSE rules.

Audit Committee Charter. Our Audit Committee operates pursuant to a charter detailing its purpose, powers, and duties. The Audit Committee periodically reviews the adequacy of its charter and makes recommendations for changes to the Board of Directors when appropriate. A copy of the Audit Committee's current charter is available free of charge on the *Shareholders* section of our website at *http://www.knighttrans.com.*

Report of the Audit Committee. In performing its duties, the Audit Committee, as required by applicable rules and regulations promulgated by the SEC, issues a report recommending to the Board of Directors that our audited financial statements be included in our Annual Report on Form 10-K, and relating to certain other matters, including the independence of our independent registered public accounting firm. The *Report of the Audit Committee* for 2012 follows.

The Report of the Audit Committee shall not be deemed to be "soliciting material" or to otherwise be considered "filed" with the SEC, nor shall this report be subject to Regulation 14A or Regulation 14C (other than as indicated) or to the liabilities set forth in Section 18 of the Exchange Act. This Report of the Audit Committee also shall not be deemed to be incorporated by reference into any prior or subsequent filing with the SEC made by us under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, notwithstanding any general statement contained in any such filings incorporating this Proxy Statement by reference, except to the extent we incorporate such report by specific reference.

Report of the Audit Committee

The Audit Committee oversees the quality and integrity of the financial reports, accounting and financial reporting processes, systems of internal controls over financial reporting, and the audit of the financial statements of Knight Transportation, Inc. (the "Company"). The Audit Committee does not prepare financial statements or perform audits, and its members are not auditors or certifiers of the Company's financial statements. Rather, management of the Company has primary responsibility for the preparation, consistency, integrity, and fair presentation of the Company's financial statements and the overall reporting process, including maintenance of the Company's systems of internal controls. The Company retains an independent registered public accounting firm, Grant Thornton LLP ("Grant Thornton"), that is responsible for conducting independent quarterly reviews and an independent annual audit of the Company's financial statements and internal controls over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), and issuing a report thereon.

In undertaking its responsibilities, the Audit Committee has discussed the Company's financial statements, management's assessment of internal controls over financial reporting, and the effectiveness of the Company's internal controls over financial reporting with management and Grant Thornton.

For the fiscal year ended December 31, 2012, the Audit Committee has reviewed and discussed the audited financial statements, management's assessment of internal controls over financial reporting, and the effectiveness of internal controls over financial reporting with management and Grant Thornton. Specifically, the Audit Committee has discussed with Grant Thornton the matters required to be discussed pursuant to Item 2-07 of Regulation S-X (*Communication with Audit Committees*) of the U.S. Securities and Exchange Commission (the "SEC") and Statement on Auditing Standards No. 61 (*Communication with Audit Committees*), as amended (AICPA, *Professional Standards*, Vol. I, AU Section 380) and as adopted by the PCAOB in Rule 3200T, and as superseded by Statement on Auditing Standards No. 114 (*The Auditor's Communication With Those Charged With Governance*) adopted by the PCAOB. The Audit Committee has received the written disclosures and the letter from Grant Thornton required by PCAOB Rule 3526 (*Communication with Audit Committees Concerning Independence*), as amended, and discussed with Grant Thornton, as the Company's independent registered public accounting firm and audit, its independence within the meaning of the rules and standards of the PCAOB and the securities laws and regulations administered by the SEC. The Audit Committee also met in periodic executive sessions with each of Grant Thornton, management and the Company's internal audit personnel during 2012.

Based on the foregoing reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, for filing with the SEC.

Michael Garnreiter, Chair
Richard C. Kraemer, Member
G.D. Madden, Member

The Nominating and Corporate Governance Committee

Purpose, Functions, Composition, and Meetings. The purposes of the Nominating Committee are to assist the Board of Directors in improving our corporate governance, to train members of the Board, to improve the Board's governance functions, and to assist us in obtaining the highest quality independent directors. As more fully detailed in the Nominating Committee's charter, the primary functions of the committee include:

- evaluating the composition of the Board and selecting and recommending nominees for election or re-election to the Board or for appointment to fill Board vacancies;
- developing and implementing regular and emergency succession plans for our senior management positions; and
- reviewing and developing policies or making recommendations concerning other aspects of our corporate governance, such as the Board's committee structure, our corporate governance guidelines, director training and evaluation programs, and potential conflicts of interest.

Messrs. Bliss, Kraemer, and Lehmann currently serve on the Nominating Committee, and Mr. Bliss serves as Chair. All current members of the Nominating Committee are independent, as independence for nominating committee members is defined under applicable SEC regulations and NYSE listing standards. In 2012, the Nominating Committee conducted three meetings. The Nominating Committee also met in 2013 to act upon the nominations of directors standing for election in 2013 and approved the nominations of Kevin Knight, Randy Knight, and Michael Garnreiter as Class III directors and the nomination of Richard Kraemer as a Class I director and recommended their election. Each nominee is presently a director and has consented to stand for re-election and to serve for a three-year term.

Nominating and Corporate Governance Committee Charter. Our Nominating Committee operates pursuant to a charter detailing its purpose, powers, and duties. The Nominating Committee periodically reviews its charter, as well those of our Board committees, to ensure each charter reflects a commitment to effective corporate governance and SEC and NYSE compliance, as well as recommends changes to the Board or Board committees when appropriate. A copy of the Nominating Committee's current charter is available free of charge on the *Shareholders* section of our website at *http://www.knighttrans.com*.

Board Diversity. In recommending candidates for the Board of Directors, the Nominating Committee considers Board diversity with an emphasis on diverse backgrounds, skills, and experience that will be beneficial to us. Our Nominating Committee does not have a formal policy with respect to diversity but considers it desirable if potential director nominees compliment and contribute to the Board's overall diversity and composition. The Nominating Committee also considers each individual candidate's ability to enhance differences of viewpoint, professional experience, education, skills, and other individual qualities among members of the Board. Pursuant to the Nominating Committee's charter, all candidates are evaluated and selected consistent with our policy of nondiscrimination with respect to race, creed, religion, national origin, or gender. We also interpret diversity to encompass an individual's ability to positively contribute to the chemistry and collaborative nature of our Board of Directors, as well as such person's personal and professional experiences, aptitude, and expertise relevant to our industry. The Nominating Committee periodically reviews and assesses the effectiveness of the Company's practices with respect to its consideration of diversity in identifying director nominees.

Process for Identifying and Evaluating Director Nominees. Director nominees are chosen by the Nominating Committee. The Nominating Committee reviews the qualifications of various persons to determine whether they should be considered as candidates for membership on the Board of Directors. The Nominating Committee also accepts recommendations of director candidates from our other outside directors and our executive officers, advisors, and shareholders. Our Nominating Committee reviews all director nominee candidate recommendations, including those properly submitted by shareholders, in accordance with the mandate contained in its charter, SEC regulations and NYSE listing standards. Upon identifying and selecting qualified director nominee candidates, the Nominating Committee then submits its director nominee selections to our Board of Directors for consideration. We do not pay a fee to any third party to identify or evaluate or assist in identifying or evaluating potential nominees.

Desirable Traits for Director Nominees. The Nominating Committee assesses a director nominee candidate's judgment, integrity, independence, management or business skills, and experience (particularly with public companies and companies in our industry or other industries related to our business), prominence and reputation in their profession, knowledge of corporate governance issues and board functions, commitment to attend and actively participate in meetings and related board activities, other commitments and responsibilities, and such other factors as the Nominating Committee determines are appropriate in light of our needs and the needs of the Board. With regard to specific individual qualities and skills of potential director nominees, the Nominating Committee believes it is necessary that: (i) at least a majority of the members of the Board of Directors qualify as "independent" under NYSE Rule 303A.02; (ii) at least three members of the Board of Directors satisfy the audit committee membership criteria specified in NYSE Rule 303A.07; (iii) at least one member of the Board of Directors eligible to serve on the Audit Committee has sufficient accounting or related financial management expertise, knowledge, experience, and training so as to qualify as an "audit committee financial expert" within the meaning of NYSE Rule 303A.07(a) and Item 407(d)(5)(ii) of SEC Regulation S-K; and (iv) all members of the Board of Directors who serve on our Compensation Committee satisfy the compensation committee membership criteria specified in NYSE Rule 303A.05. Exhibit A of the Nominating Committee charter also sets forth various factors and criteria used for selecting director nominees because they meet the criteria listed above and possess knowledge of our history, strengths and weaknesses, goals, objectives, and mission. In addition to the qualifications and considerations described above, our *Corporate Governance Guidelines* contain additional director eligibility criteria that impact the director nomination process.

Consideration of Director Candidates Recommended by Shareholders. The Nominating Committee will consider director candidates recommended by shareholders, provided the following procedural requirements are satisfied and any such recommendations further comply with applicable SEC rules and regulations setting forth the requirements for the inclusion of shareholder proposals in company-sponsored proxy materials, specifically Rule 14a-8 of the Exchange Act. Shareholders are also encouraged to review and adhere to the director qualification standards and other requirements of our *Corporate Governance Guidelines*.

Candidate recommendations should be mailed via certified mail, return receipt requested, addressed to the attention of the Nominating and Corporate Governance Committee, and sent to our corporate headquarters address below. To be considered, a shareholder recommendation must: (i) be received not less than 120 days prior to the first anniversary of the release date of the proxy statement for the prior year's Annual Meeting (by December 6, 2013 for director candidates to be considered for nomination for election at the 2014 Annual Meeting of Shareholders); (ii) contain sufficient background information, such as a resumé and references, to enable the Nominating Committee to make a proper judgment regarding the qualifications of the proposed nominee; (iii) be accompanied by a signed consent of the proposed nominee to serve as a director if elected and a representation that such proposed nominee qualifies as "independent" under NYSE Rule 303A.02 or, if the proposed nominee does not qualify, a description of the reason(s) he or she is not "independent;" (iv) state the name and address of the person submitting the recommendation and the number of shares of our Common Stock owned of record or beneficially by such person; and (v) if submitted by a beneficial shareholder, be accompanied by evidence that the person making the recommendation beneficially owns shares of our Common Stock.

Candidate recommendations should be sent to Knight Transportation, Inc.; c/o Adam Miller, Secretary; 5601 West Buckeye Road; Phoenix, Arizona 85043. Candidate recommendations received in this manner will be delivered to the Nominating Committee.

The Compensation Committee

Purpose, Functions, Composition, and Meetings. The Compensation Committee reviews, analyzes, recommends, and approves all aspects of executive compensation. As more fully outlined in the Compensation Committee's charter, the primary purpose is to aid our Board of Directors in discharging its responsibilities relating to the compensation of our executive officers, including our CEO. Our Compensation Committee has overall responsibility for evaluating and approving our compensation plans, programs and policies, and its other primary responsibilities include, among other things:

- reviewing and approving corporate goals and objectives relating to the compensation of the CEO, evaluating the CEO's performance in light of those objectives, and determining and approving the CEO's compensation based upon this evaluation;
- reviewing and making recommendations to the Board regarding the compensation of our other executive officers;

- reviewing and approving all forms of incentive compensation, including stock options and other stock-based awards to our executive officers; and

- administering our 2012 Equity Compensation Plan, as in effect from time-to-time.

Messrs. Lehmann and Madden and Ms. Munro currently serve on the Compensation Committee, and Ms. Munro serves as Chair. The Compensation Committee met five times in 2012. See *Executive Compensation – Compensation Discussion and Analysis* for a discussion of, including the role the Compensation Committee and our executive officers have in implementing, our processes and procedures for recommending and setting executive and director compensation.

Compensation Committee Member Independence. Each member of our Compensation Committee satisfies the independence and compensation committee membership criteria set forth in NYSE Rules 303A.02(a)(ii) and 303A.05. In determining the independence of our Compensation Committee members, the Board considered several relevant factors, including but not limited to each director's source of compensation and affiliations. Specifically, each member of the Compensation Committee:

- is independent under NYSE Rule 303A.02;

- meets the criteria for independence set forth in Rule 10C-1(b)(1) of the Exchange Act;

- did not directly or indirectly accept any consulting, advisory or other compensatory fee from the Company; and

- is not affiliated with the Company, any Company subsidiary, or any affiliate of a Company subsidiary; and

- does not have any other relationship with the Company that is material to the director's ability to be independent from management in connection with the duties of a Compensation Committee member.

In 2012, none of our Compensation Committee members had any business or personal relationship with any compensation consultant, legal counsel, or other advisor that was selected by or provided advice to our Compensation Committee.

Compensation Committee Charter. Our Compensation Committee operates pursuant to a charter detailing its purpose, powers, and duties. The Compensation Committee periodically assesses the adequacy of its charter and recommends changes to our Board of Directors as appropriate. A copy of the Compensation Committee's current charter is available free of charge on the *Shareholders* section of our website at *http://www.knighttrans.com.*

Report of the Compensation Committee. In performing its duties, the Compensation Committee, as required by applicable rules and regulations promulgated by the SEC, issues a report recommending to the Board of Directors that our Compensation Discussion and Analysis be included in this Proxy Statement. The *Report of the Compensation Committee* for 2012 follows.

The Report of the Compensation Committee shall not be deemed to be "soliciting material" or to otherwise be considered "filed" with the SEC, nor shall this report be subject to Regulation 14A or Regulation 14C (other than as indicated) or to the liabilities set forth in Section 18 of the Exchange Act. This Report of the Compensation Committee also shall not be deemed to be incorporated by reference into any prior or subsequent filing with the SEC made by us under the Securities Act or the Exchange Act, notwithstanding any general statement contained in any such filings incorporating this Proxy Statement by reference, except to the extent we incorporate such report by specific reference or treat it as soliciting material.

Compensation Committee Report

The Compensation Committee of the Board of Directors of Knight Transportation, Inc. has reviewed and discussed with management the Compensation Discussion and Analysis (as required by Item 402(b) of Regulation S-K of the U.S. Securities and Exchange Commission) contained in this Proxy Statement for the Annual Meeting of Shareholders to be held on May 16, 2013.

Based on that review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and that the information contained in this report be incorporated by reference into the Knight Transportation, Inc. Annual Report on Form 10-K for the year ended December 31, 2012.

Kathryn Munro, Chairperson
Richard J. Lehmann, Member
G.D. Madden, Member

Compensation Committee Interlocks and Insider Participation

None of the current members of the Compensation Committee have been, or are, one of our officers or employees. In 2012, no member of our Compensation Committee had any relationship or transaction with the Company that would require disclosure as a "related person transaction" under Item 404 of SEC Regulation S-K in this Proxy Statement under the section entitled *Certain Relationships and Related Transactions*.

During 2012, none of our executive officers served as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of another entity and no executive officers of such other entity served as a member of our Board of Directors or Compensation Committee.

See *Certain Relationships and Related Transactions* for a description of certain transactions between us and our directors and executive officers, or their affiliates, and *Executive Compensation – Director Compensation* for a description of the compensation of the members of the Compensation Committee.

The Executive Committee

The Executive Committee is authorized to act on behalf of the Board of Directors when the Board of Directors is not in session. The Executive Committee is currently comprised of Kevin Knight, Gary Knight, Donald Bliss, and Kathryn Munro. The Executive Committee did not meet during 2012.

Other Board and Corporate Governance Matters

Director Evaluation Program. The Nominating Committee is responsible for developing and implementing a director evaluation program to measure the individual and collective performance of directors and the fulfillment of their responsibilities to our shareholders, including an assessment of the Board's compliance with applicable corporate governance requirements and identification of areas in which the Board might improve its performance. The Nominating Committee is also responsible for developing and recommending to the Board of Directors for approval an annual self-evaluation process for the Board designed to assure that directors contribute to our corporate governance and to our performance.

Director Orientation and Training. The Nominating Committee is responsible for developing and implementing an orientation program for new directors. Under this program, we provide new, non-management directors a variety of materials to assist them in familiarizing themselves with our business, management structure, and operations and key legal, financial, risk management, and operational issues, as well as the policies, procedures, and responsibilities of the Board and its committees. New, non-management directors also meet with members of our senior management and other non-management directors as part of their orientation. We periodically provide materials to directors on various subjects to assist them in understanding our business and operations and in effectively discharging their duties.

Authority to Engage Advisors. Each of the Audit Committee, the Nominating Committee, and the Compensation Committee is conferred by its respective charter and applicable SEC rules and NYSE listing standards with explicit authority to engage its own independent advisors, consultants, and legal counsel.

Management Succession Planning. The Board of Directors has adopted a management succession plan that identifies emergency and potential long-term successors to our CEO, President, CFO, and certain other key members of senior management. The Nominating Committee, following consultation with our CEO, is responsible for giving an annual report to the Board of Directors with regard to management succession planning. After reviewing this report and consulting with the members of the Nominating Committee and the CEO, the Board of Directors makes any changes or updates to the management succession plan that it determines are appropriate.

Our Executive Officers and Significant Employees; Named Executive Officers

The following table sets forth, as of March 31, 2013, certain information regarding our executive officers (Kevin Knight, Gary Knight, Randy Knight, Keith Knight, David Jackson, and Adam Miller) and our two significant employees (Kevin Quast and James Updike, Jr.). Biographies for our executive officers and significant employees are also provided below, except for those regarding Kevin Knight, Randy Knight, and Gary Knight, whose biographies are given under *Proposal No. 1 – Election of Class III Directors – Class III Director Nominees* and *Continuing Directors – Class II Directors.*

Our CEO, CFO, and three other most highly compensated executive officers are collectively our "Named Executive Officers." Each of our five Named Executive Officers for the year ended December 31, 2012 is identified in the table below with an asterisk.

Name	Age	Position
Kevin P. Knight*	56	Chairman of the Board and CEO
Gary J. Knight*	61	Vice Chairman of the Board
Randy Knight	64	Vice Chairman of the Board
Keith T. Knight*	58	Chief Operating Officer ("COO")
David A. Jackson*	37	President
Adam Miller*	32	CFO, Secretary, and Treasurer
Kevin Quast	46	Executive Vice President and Chief Operations Officer
James E. Updike, Jr.	40	Executive Vice President of Sales and Marketing

Keith T. Knight has served as our COO since May 2006. Prior to his appointment as COO, Mr. Knight served as our Executive Vice President from 1993 until May 2006, and has been one of our officers since 1990. He served as a member of our Board of Directors from 1990 to 2004. From 1977 until 1990, Mr. Knight was employed by Swift, where he was a Vice President and Manager of Swift's Los Angeles terminal.

David A. Jackson joined us in April 2000. He has served as our President since February 2011 and was also our CFO from January 2004 until May 2012. Mr. Jackson served as our Treasurer from May 2006 to February 2011 and our Secretary from November 2007 to February 2011. Prior to his appointment as the CFO, Mr. Jackson served in several positions at Knight between 2000 and 2004.

Adam Miller joined us in September 2002. He was appointed as our CFO in May 2012 and has also served as our Secretary and Treasurer since February 2011. Prior to becoming CFO of the Company, Mr. Miller served as the Senior Vice President of Accounting and Finance from February 2011 to May 2012 and as Controller of Knight Refrigerated, LLC from January 2006 to February 2011. Prior to his appointment as Controller of Knight Refrigerated, LLC, Mr. Miller served in several other accounting and finance positions at Knight since 2002.

Kevin Quast joined us in January 1996. He has served as Executive Vice President and Chief Operations Officer since February 2011. Prior to his appointment as Executive Vice President and Chief Operations Officer, Mr. Quast served as the Business Unit Leader for the Southeast since May 2010. Prior to his appointment as Business Unit Leader for the Southeast, Mr. Quast served in several senior sales and operations positions in the Southeast region since 2001 and in other operating departments since 1996.

James E. Updike, Jr. joined us in December 1996. He has served as Executive Vice President of Sales and Marketing since February 2011. Prior to his appointment as Executive Vice President of Sales and Marketing, Mr. Updike served as Vice President of Sales at Knight Refrigerated, LLC since September 2006 and as General Manager since July 2008. Prior to joining Knight Refrigerated, LLC, Mr. Updike served in several sales management and operations positions at Knight since 1996.

See *Proposal No. 1 – Election of Class III Directors* and *Continuing Directors* for information concerning the business experience of Kevin Knight, Randy Knight, and Gary Knight.

In 2012, none of our executive officers had any business or personal relationship with any compensation consultant, legal counsel, or other advisor (including any such advisor's employer) that was selected by or provided advice to the Compensation Committee. There are no arrangements or understandings between any of the executive officers and any other person pursuant to which any of the executive officers was or is to be selected as an officer. Each of the executive officers has also consented to being identified as such in this Proxy Statement and has indicated his intention to serve in his respective office, if elected by the Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and officers, and persons who beneficially own (directly or indirectly) more than 10% of a registered class of our equity securities, to file with the SEC reports of ownership and changes in ownership of our Common Stock and other equity securities. Our officers, directors, and greater than 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of the copies of such reports (including any amendments thereto) furnished to us, or written representations that no other reports were required, we believe that during the 2012 fiscal year, we believe that all Section 16(a) filing requirements applicable to our directors, officers, and greater than 10% beneficial owners were complied with during the year ended December 31, 2012, except that one Form 4 reporting one stock transaction was filed late for Mr. Updike and one Form 4 reporting one stock transaction was filed late for Erick Kutter, President of Knight Refrigerated, LLC. Copies of Section 16(a) forms that our directors and officers file with the SEC are accessible through the *Shareholders* section of our website at *http://www.knighttrans.com.*

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Proxy Statement discusses the executive compensation of our Named Executive Officers and explains to our shareholders how our executive compensation programs, policies and decisions are formulated, applied and operate with respect to the Named Executive Officers. In the *Compensation Discussion and Analysis*, we also discuss and analyze our executive compensation program, including each component of compensation awarded under the program, and the corresponding compensation amounts for each respective Named Executive Officer.

This *Compensation Discussion and Analysis* should be read in conjunction with the Summary Compensation Table (including the related tabular and narrative discussions) and the *Committees of the Board of Directors – The Compensation Committee* section contained in this Proxy Statement. As noted in that section, our Compensation Committee, which is comprised only of directors who satisfy applicable SEC and NYSE independence requirements, oversees and administers our executive compensation policies and practices.

Overview and Philosophy of Compensation

The Compensation Committee oversees all of our executive officer compensation arrangements. The Compensation Committee has the responsibility to (i) review and approve corporate goals and objectives relevant to the compensation of our CEO, (ii) evaluate the performance of our CEO in light of those goals and objectives, and (iii) determine and approve the compensation level of our CEO based upon that evaluation. The Compensation Committee also has the responsibility to review annually the compensation of our other executive officers and to determine whether such compensation is reasonable under existing facts and circumstances. In making such determinations, the Compensation Committee seeks to ensure that the compensation of our executive officers aligns the executives' interests with the interests of our shareholders. The Compensation Committee also reviews and approves all forms of incentive compensation, including stock option grants, stock grants, restricted stock unit ("RSU") grants, and other forms of incentive compensation granted to our executive officers. The Compensation Committee takes into account the recommendations of our CEO in reviewing and approving the overall compensation of the other executive officers. The Compensation Committee has not engaged or received reports from any third-party compensation consultants.

We believe that the quality, skills, and dedication of our executive officers are critical factors affecting our long-term value and success. Our primary executive compensation goals include attracting, motivating, and retaining qualified executive officers who create long-term value for our shareholders. We seek to accomplish these goals by rewarding past performance, incentivizing future performance, and aligning our executive officers' long-term interests with those of our shareholders. Our compensation program is designed to reward our executive officers for individual performance, years of experience, contributions to our financial success, and creation of shareholder value. (In this Proxy Statement, the terms "shareholder value" and "shareholder return" generally refer to the percentage increase in the value of our shareholders' Company shares.) Our compensation philosophy is to provide overall compensation levels that (i) attract and retain talented executives and motivate those executives to achieve superior results, (ii) align executives' interests with our corporate strategies, our business objectives, and the long-term interests of our shareholders, and (iii) enhance executives' incentives to increase our stock price and maximize shareholder value. In addition, we strive to ensure that our compensation, particularly salary compensation, is consistent with our constant focus on controlling costs. Our primary strategy for building senior management depth has been to develop personnel from within our Company to ensure that our executive team as a whole remains dedicated to our customs, practices, and culture, recognizing, however, that we may gain talent and new perspectives from external sources. Accordingly, in many instances, we build our compensation elements around long-term retention and development, together with annual rewards based on specific focus areas.

Elements of Compensation

Our compensation program for senior executive officers has two major elements, fixed and incentive compensation. The total compensation for senior executive officers, including the Named Executive Officers, consists of one or more of the following five components: (i) base salary; (ii) performance-based and/or discretionary annual cash bonus, (iii) long-term equity incentives in the form of stock-based awards or grants; (iv) other compensation, including specified perquisites; and (v) employee benefits, which are generally available to all of our employees.

The Compensation Committee has the responsibility to make and approve changes in the total compensation of our executive officers, including the mix of compensation elements. In making decisions regarding an executive's total compensation, the Compensation Committee considers whether the total compensation is (i) fair and reasonable to us, (ii) internally appropriate based upon our culture, goals, initiatives, and the compensation of our other employees, and (iii) within a reasonable range of the compensation afforded by other opportunities, overall economic conditions, and our recent historical performance. The Compensation Committee also bases its decisions regarding compensation upon its assessment of factors such as the executive's leadership, integrity, individual performance, prospect for future performance, years of experience, skill set, level of commitment and responsibility required in the position, contributions to our financial results, the creation of shareholder value, and current and past compensation. In determining the mix of compensation elements, the Compensation Committee considers the effect of each element in relation to total compensation. Consistent with our need to control costs and our desire to recognize our executives' performance where such recognition is warranted, the Compensation Committee historically has attempted to keep base salaries relatively low and weight overall compensation toward incentive cash and equity-based compensation. The Compensation Committee specifically considers whether each particular element provides an appropriate incentive and reward for performance that sustains and enhances long-term shareholder value. The Compensation Committee also considers the tax consequences associated with each element of compensation, including whether the deductibility of compensation is expected to be limited under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). In determining whether to increase or decrease an element of compensation, we rely upon the business experience of the members of the Compensation Committee, the Compensation Committee's general understanding of compensation levels at public companies, and the historical compensation levels of the executive officers, and, with respect to executives other than the CEO, we generally consider the recommendations of the CEO and management. We generally do not rely on rigid formulas (other than performance measures under the objective portion of our annual cash bonus program) or short-term changes in business performance when setting compensation.

The following summarizes the compensation elements we used to motivate and retain our Named Executive Officers for the fiscal year ended December 31, 2012.

Base Salary

We pay base salaries at levels that reward executive officers for ongoing performance and that enable us to attract and retain highly qualified executives, but not at a level that allows the executives to achieve the overall compensation they desire. Base pay is a critical element of our compensation program because it provides our executive officers with stability. Compensation stability allows our executives to focus their attention and efforts on our business objectives, which includes creating shareholder value. In determining base salaries, we consider the executive's current salary and the executive's qualifications and experience, including, but not limited to, the executive's length of service with us, the executive's industry knowledge, and the executive's leadership, integrity, scope of responsibilities, dedication to us and our shareholders, past performance, and future potential of providing value to our shareholders. The base salaries of our executive officers will differ based upon these factors. Market adjustments to executive officer base salaries may also be made when a significant change occurs to an executive officer's position or responsibilities or if comparative market salary practices differ significantly. We set our base salaries at a level that encourages our executive officers to achieve their incentive compensation in order to earn the total compensation they desire. We believe this mix of compensation helps us incentivize our executives to maximize shareholder value in the long run. We consider adjustments to base salaries annually to reflect the foregoing factors but do not apply a specific weighting to such factors. The 2012 base salaries of our Named Executive Officers are disclosed in the Summary Compensation Table.

Incentive Compensation

Performance-Based and Discretionary Annual Cash Bonuses

We use our Performance Cash Bonus Plan (defined below) to provide annual incentives to executive officers in a manner designed to (i) link increases in compensation to our income targets in order to reinforce cost controls, (ii) reinforce our performance goals, and (iii) link a significant portion of our executives' compensation to the achievement of such goals. We also use the Performance Cash Bonus Plan to preserve for our benefit a federal tax deduction for payments of incentive compensation to our executive officers. Cash bonuses are designed to reward executive officers for their contributions to our financial and operating performance and are based primarily upon our financial results and certain operating statistics that the Compensation Committee identifies each year as being important to our success. On December 21, 2005, our shareholders approved our 2005 Executive Cash Bonus Plan (the "Performance Cash Bonus Plan"), and on May 20, 2010, our shareholders re-approved the Performance Cash Bonus Plan.

Under the Performance Cash Bonus Plan, the Compensation Committee is required to set, for each executive officer, one or more objective performance targets. The annual cash bonus amount awarded to each executive officer is primarily dependent upon us reaching or exceeding specified, objective performance targets. Performance targets may be based on the attainment of specified levels of one or any variation or combination of the factors listed in the Performance Cash Bonus Plan. Corporate performance targets typically have related to profitability and revenue and earnings growth to align cash compensation payments with our performance. Additionally, individual performance targets may be based on the successful implementation of corporate policies, negotiation of significant corporate transactions, development of long-term business goals or strategic plans, or the exercise of specific areas of managerial responsibility. The Compensation Committee sets the specific performance targets for each executive officer after engaging in active dialog with our CEO concerning our strategic objectives and performance and reviewing the appropriateness of the financial measures used in the Performance Cash Bonus Plan.

Concurrently with establishing the performance targets, the Compensation Committee also establishes a maximum cash bonus award opportunity for each executive officer under the Performance Cash Bonus Plan, typically expressed as a percentage of base salary as of the commencement of the performance period. For 2012, the maximum bonus target was 60% of base salary for our CEO and ranged from 30% to 40% for our other Named Executive Officers. Our Performance Cash Bonus Plan contains an annual maximum cash bonus limitation of $2.0 million for any participant, but the maximum award approved for any individual executive has never exceeded $354,000. In determining an executive officer's maximum cash bonus opportunity, the Compensation Committee considers (i) the value that achieving specific performance targets will add to our shareholders, (ii) the degree of difficulty in achieving specific performance targets, and (iii) each of the other elements comprising the executive's total compensation. When calculating the cash bonus earned by an executive officer under the Performance Cash Bonus Plan, the Compensation Committee may, in its sole discretion, exercise negative discretion to eliminate or reduce the size of a bonus if the Compensation Committee determines such action is appropriate, but may not increase a bonus above the executive's maximum cash bonus actually earned based on achievement of the objective performance criteria. Further, the Compensation Committee is required to certify, prior to payment of a bonus under the Performance Cash Bonus Plan, that the executive officer achieved the respective performance targets underlying the cash bonus.

The Compensation Committee also administers a discretionary cash bonus program ("Discretionary Cash Bonus Program") for achievements in leadership, innovation, initiative, and other non-objective performance indicia outside the Performance Cash Bonus Plan. These awards are made on a discretionary basis, may not be part of the cash bonus opportunity in any given year, and are unrelated to the attainment of the Performance Cash Bonus Plan's objective performance criteria. An award under the Discretionary Cash Bonus Program may not be used to make up for an award that was not earned under the Performance Cash Bonus Plan's objective performance criteria and will not be exempt from the $1.0 million deductibility limit under Section 162(m) of the Code.

The performance-based and discretionary annual cash bonuses awarded to our Named Executive Officers are disclosed in the Summary Compensation Table.

Long-Term Incentives

On May 17, 2012, our shareholders approved our 2012 Equity Compensation Plan (the "Equity Compensation Plan"). The Equity Compensation Plan is an equity compensation plan that we use to accomplish our compensation goals by providing our executive officers with long-term incentives. We also use the Equity Compensation Plan to align our executives' and shareholders' long-term interests by creating a strong, direct link between executive compensation and shareholder return.

Under the Equity Compensation Plan, the Compensation Committee may grant stock options, restricted stock, restricted stock units, or other forms of equity-based awards as forms of executive officer compensation. The Equity Compensation Plan allows the Compensation Committee to link compensation to performance over a period of time by using equity-based awards, which often value a company's long-term prospects, and granting awards that have multiple-year vesting schedules. Awards with multiple-year vesting schedules, such as stock options or RSU grants, provide balance to the other elements of our compensation program that otherwise link compensation to annual performance. Awards with multiple-year vesting schedules incentivize executives to remain with us over an extended period of time. Thus, we believe the Equity Compensation Plan is an effective way of aligning the interests of our executive officers with those of our shareholders.

In determining our long-term incentive compensation, our Compensation Committee evaluates which equity award vehicles achieve the best balance between providing appropriate long-term incentive compensation and creating long-term shareholder value. The Compensation Committee considers several factors when determining the size of the award to our executive officers, including (i) the recommendations of our CEO (except as to his own awards); (ii) the value of the grant in relation to other elements of total compensation; (iii) the number and type of equity grants currently held by the executive; (iv) the number and type of awards granted to the executive in prior years; and (v) the executive's position, scope of responsibility, ability to affect our profits, ability to create shareholder value, and historic and recent performance.

Please refer to the Summary Compensation Table and *Grants of Plan-Based Awards* table for further details regarding long-term incentives awarded to our Named Executive Officers.

Other Compensation

We provide our Named Executive Officers with certain other benefits, which include perquisites, that we believe are reasonable, competitive, and consistent with our overall executive compensation program. The costs of these benefits generally constitute only a small percentage of each executive's total compensation, with the exception being the air travel allowance for our CEO as described below. In setting the amount of these benefits, the Compensation Committee considers each executive's position and scope of responsibilities and all other elements comprising the executive's compensation. The aggregate incremental cost of perquisites and other benefits provided to our Named Executive Officers is shown in the *All Other Compensation* column of the Summary Compensation Table and detailed in the *All Other Compensation Table*.

Employee Benefits

Our Named Executive Officers are eligible to participate in all of our employee benefit plans, such as our 401(k) Plan and medical, dental, and group life insurance plans, in each case on the same basis as our other employees. We believe our benefits are competitive and standard compared to those offered by other publicly traded companies in our general industry.

Compensation Paid to Our Named Executive Officers

Compensation Paid to Our Chief Executive Officer

Kevin Knight has been our CEO since 1993 and has served as Chairman of the Board since 1999. Since Mr. Knight became our CEO, we have achieved considerable growth in revenue, earnings, and market value. In discussions with Mr. Knight, the Compensation Committee determined that the following items were most important to motivating continued performance from Mr. Knight, as the CEO: (i) a base salary that is commensurate with his level of responsibility and commitment to us, but not so high that it would undermine our cost-control culture; (ii) a significant amount of equity compensation to align Mr. Knight's compensation with increasing shareholder value; and (iii) a travel allowance that would permit use of private aircraft at Mr. Knight's discretion to manage our expansive geographic presence without unduly affecting his availability for business or his lifestyle. Mr. Knight does not participate in the determination of his own compensation. However, Mr. Knight voluntarily reduced his salary since 2008 due to the difficult economic environment in which we were operating and his commitment to our financial performance. Effective in April 2012, Mr. Knight's salary was restored to $590,000 annually from his previous voluntary annual salary level of $440,000.

For 2012, the Compensation Committee also approved a performance-based cash bonus opportunity under which Mr. Knight was eligible to receive a cash bonus of up to 60% of his base salary under the Performance Cash Bonus Plan (the "Bonus Plan Compensation"). The percentage of salary assigned to Mr. Knight's potential bonus was based on the Compensation Committee's evaluation of (i) the magnitude of Mr. Knight's ability to affect corporate performance based on his responsibilities, (ii) the composition of Mr. Knight's total compensation package, including the fact that his salary remained constant since 2008 (although the voluntary reduction of his salary ended in March 2012), and (iii) our long-term profitability and earnings goals. Mr. Knight's potential bonus as a percentage of his salary was greater than the other Named Executive Officer's because the Compensation Committee believed that, based upon his responsibilities, Mr. Knight had a greater ability to affect corporate performance than the other Named Executive Officers.

In connection with the maximum performance-based cash bonus opportunity described above, the Compensation Committee set performance targets related to consolidated earnings growth and consolidated revenue growth (the "2012 Performance Targets"). One-half of the maximum bonus opportunity was tied to consolidated earnings growth targets and one-half was tied to achieving consolidated revenue growth targets. The 2012 Performance Target range for earnings targets was from 33% target bonus achievement at 5.0% earnings growth to 100% bonus target achievement at 15% earnings growth. The 2012 Performance Target range for consolidated revenue growth was from 33% target bonus achievement at 5.0% consolidated revenue growth to 100% bonus target achievement at

15% consolidated revenue growth. In December 2012, the Compensation Committee reassessed the 2012 executive compensation components for Mr. Knight. Given the economic environment at the date the targets were adopted, the Compensation Committee viewed the 2012 Performance Targets as reflecting a range of performance that was achievable but uncertain, with the upper end of the range reflecting a significant accomplishment. The 2012 Performance Targets were generally based upon Company performance goals and were therefore recommended by those members of our management team (Kevin Knight, David Jackson, and Adam Miller) having the most suitable and comprehensive knowledge of overall Company performance and goals. Following its thorough review and discussion, the Compensation Committee approved the 2012 Performance Targets upon determining that such targets align management compensation with the Company's performance goals. The 2012 Performance Targets did not reflect any opinion or projection of management concerning earnings expectations for the year. The Compensation Committee also decided to utilize the Discretionary Cash Bonus Program in consideration of the overall challenging economic conditions throughout 2012 and Mr. Knight's prior voluntary salary reduction.

The Compensation Committee met in February 2013 to discuss and review the 2012 Performance Targets for Mr. Knight. The Compensation Committee reviewed the foregoing policies, our financial and operating performance, and the 2012 Performance Targets with Messrs. Knight, Jackson, and Miller. Consolidated earnings growth was 12.9% and consolidated revenue growth before fuel surcharge was 7.9%, which represented partial achievement of these Performance Targets of the Performance Cash Bonus Plan. Accordingly, the Compensation Committee awarded Mr. Knight $177,000 as Bonus Plan Compensation. The Compensation Committee also approved the award of a discretionary bonus to Mr. Knight of $177,000 under the Discretionary Cash Bonus Program. In making its determination, the Compensation Committee considered whether key members of our management were paid sufficiently when compared to other similarly situated management personnel at our peer companies. The Compensation Committee also acknowledged Mr. Knight's prior voluntary salary reduction and necessary and appropriate compensation to ensure executive retention.

During 2012, we also paid a pre-determined amount for the business-related air travel of Kevin Knight, in his role as our CEO. Mr. Knight used the allowance at his discretion for all of his business-related air travel, whether commercial or charter. With approximately 30 locations across the United States and numerous investor, supplier, industry, and other destinations, Mr. Knight was, and continues to be, required to travel by air frequently to carry out his responsibilities. Some of this travel involved a personal component, although we believe the personal component is immaterial compared to the business-related travel. The Compensation Committee believes that the air travel allowance was reasonable because it enhances Mr. Knight's ability to carry out his responsibilities as CEO. The Compensation Committee also desired to avoid the complications of allocating business versus personal travel expenses on trips with more than one function and therefore provided Mr. Knight with the pre-determined allowance amount to use at his discretion for travel expenses, with any excess being payable personally by him. In January 2009, Mr. Knight voluntarily reduced his annual air travel allowance by $100,000, from $250,000 to $150,000, in recognition of difficult economic conditions. This voluntary reduction continued at the same level until April 2012, when Mr. Knight's air travel allowance was restored to $250,000 annually from his previous voluntary allowance of $150,000. The amount of Mr. Knight's air travel allowance is paid at the same time as salary payments, is used at his discretion, and is not grossed-up for tax purposes. During 2012, Mr. Knight also received a cash vehicle allowance of approximately $17,160. Both the air travel allowance and the vehicle allowance are included in the "All Other Compensation" column of the Summary Compensation Table.

In 2012, in addition to providing medical, dental, and group life insurance to Mr. Knight, we also contributed $850, which represents our maximum matching discretionary contribution per participant, to the 401(k) Plan of Mr. Knight. We report the 401(k) contribution in the "All Other Compensation" column in the Summary Compensation Table.

Compensation Paid to Our Other Named Executive Officers

For all Named Executive Officers, other than our CEO, the form and amount of compensation was recommended by the CEO. As discussed above, the Compensation Committee relied on the business experience of its members, the historical compensation levels of the Named Executive Officers, and its general understanding of compensation levels at public companies to determine that the CEO's recommendations with respect to the compensation levels and forms were appropriate for 2012. The form of compensation was substantially consistent with past years, with compensation consisting primarily of salary, cash bonus based on the achievement of certain financial and operating goals, and equity awards. For each of the Named Executive Officers, the Compensation Committee considered, among other things, our financial and operating results during 2011 and 2012, the duties and responsibilities of each executive, and the length of time each executive has been with us as further described in each executive's biography found herein.

Effective August 1, 2008, Keith Knight and Gary Knight voluntarily reduced their salaries by $100,000 annually from $350,000 to $250,000 and $227,500 to $127,500, respectively. Based on the improved operating environment during 2010, the Compensation Committee recommended in August 2010 that the voluntary salary reductions put in place in 2008 be adjusted so that their salaries were reduced by $50,000 annually. However, Keith Knight and Gary Knight voluntarily continued their salary reduction at the rate of $75,000 annually. Effective in April 2012, the salaries of Keith Knight and Gary Knight were restored to previous levels at $350,000 and $227,500, respectively. In May 2012, Mr. Jackson's annual base salary was increased to $225,000 from $200,000, and Mr. Miller's annual base salary was increased to $150,000 from $125,000.

For 2012, the Compensation Committee also approved a performance-based cash bonus opportunity under the Performance Cash Bonus Plan and under which each of David Jackson and Keith Knight was eligible to receive a cash bonus of up to 40% of his base salary and each of Adam Miller and Gary Knight was eligible to receive a cash bonus of up to 30% of his base salary as Bonus Plan Compensation. The percentage of salary assigned to each Named Executive Officer was based on the CEO's recommendation and the Compensation Committee's evaluation of (i) the magnitude of each Named Executive Officer's ability to impact corporate performance based on the Named Executive Officer's responsibilities at the time, (ii) the composition of the respective Named Executive Officer's total compensation package, and (iii) our long-term profitability and earnings goals.

In connection with the performance-based cash bonus opportunities described above, the Compensation Committee set performance targets related to consolidated earnings growth and consolidated revenue growth. One-half of the maximum bonus opportunity was tied to earnings growth targets and one-half was tied to revenue growth targets. The 2012 Performance Target range for earnings targets was from 33% target bonus achievement at 5.0% earnings growth to 100% bonus target achievement at 15% earnings growth. The 2012 Performance Target range for consolidated revenue growth was from 33% target bonus achievement at 5.0% consolidated revenue growth to 100% bonus target achievement at 15% consolidated revenue growth. In December 2012, the Compensation Committee also reassessed the 2012 executive compensation components for our other Named Executive Officers. Given the economic environment at the date the targets were adopted, the Compensation Committee viewed the 2012 Performance Targets as reflecting a range of performance that was achievable but uncertain, with the upper end of the range reflecting a significant accomplishment. The 2012 Performance Targets were recommended by management and approved by the Compensation Committee, as discussed above regarding our CEO's compensation. The 2012 Performance Targets did not reflect any opinion or projection of management concerning earnings expectations for the year. The Compensation Committee also decided to utilize the Discretionary Cash Bonus Program in consideration of the overall challenging economic conditions throughout 2012, prior voluntary salary reductions made by certain executive officers, and the impact of our stock price on our executives' outstanding equity awards.

The Compensation Committee met in February 2013 to discuss and review the 2012 Performance Targets for the Named Executive Officers. The Compensation Committee reviewed the foregoing policies, our financial and operating performance, and the 2012 Performance Targets with the CEO. The 2012 Performance Targets for the CEO and other Named Executive Officers are consistent. As discussed above, the consolidated earnings growth and consolidated revenue growth 2012 Performance Targets were both partially achieved. Management therefore recommended to our Compensation Committee that the amounts of the potential bonuses awarded to our other Named Executive Officers be based upon the 2012 Performance Target percentages achieved. Accordingly, the Compensation Committee awarded Keith Knight, Gary Knight, David Jackson, and Adam Miller $70,000, $34,125, $45,000, and $22,500, respectively, as Bonus Plan Compensation for amounts earned under the 2012 Performance Targets. In addition, upon the recommendation of management, the Compensation Committee approved the awards of a discretionary bonus to Keith Knight, Gary Knight, David Jackson, and Adam Miller of $70,000, $34,125, $67,500, and $37,500, respectively, under the Discretionary Cash Bonus Program. In making its determination, the Compensation Committee considered whether key members of our management were paid sufficiently when compared to other similarly situated management personnel at our peer companies. The Compensation Committee also acknowledged prior voluntary salary reductions made by certain executive officers and ensuring executive retention by providing necessary and appropriate compensation.

Except as described above with respect to the CEO, we did not pay for the personal air travel of any of our other executive officers, including our other Named Executive Officers. However, similar to our CEO, our other Named Executive Officers receive a vehicle allowance or are provided a company vehicle. In 2012, in addition to providing medical, dental, and group life insurance to our Named Executive Officers, we also contributed $850, which represents our maximum matching discretionary contribution per participant, to the 401(k) Plan of each Named Executive Officer. We report the vehicle allowance and the 401(k) contribution in the "All Other Compensation" column in the Summary Compensation Table.

Compensation Decisions with Respect to 2013

In February 2013, the Compensation Committee also approved maximum performance-based cash bonus opportunities for 2013 under which (i) Kevin Knight is eligible to receive a cash bonus of up to 60% of his base salary; (ii) each of Keith Knight and David Jackson is eligible to receive a cash bonus of up to 40% of his base salary; and (iii) Gary Knight and Adam Miller are eligible to receive a cash bonus of up to 30% of his base salary. As in 2012, the percentage of salary assigned to each Named Executive Officer is based on the Compensation Committee's evaluation of (i) the magnitude of each Named Executive Officer's ability to affect corporate performance based on the Named Executive Officer's responsibilities at the time, (ii) the composition of the respective Named Executive Officer's total compensation package, and (iii) our long-term profitability and earnings goals. For 2013, each Named Executive Officer's performance-based cash bonus will be paid under the Performance Cash Bonus Plan. The Compensation Committee also may award additional cash bonuses under the Discretionary Cash Bonus Program for achievements in leadership, innovation, initiative, and other indicia outside of the Performance Cash Bonus Plan.

In connection with the maximum performance-based cash bonus opportunities described above, the Compensation Committee set performance targets related to the change in earnings compared with earnings in 2012 and annual consolidated revenue growth (the "2013 Performance Targets"). One-half of the maximum bonus opportunity is tied to consolidated earnings growth and one-half is tied to consolidated revenue growth. The 2013 Performance Target range for earnings targets is from 25% target bonus achievement at 6.0-7.9% earnings growth to 100% bonus target achievement at 12% or higher earnings growth. The 2013 Performance Target range for consolidated revenue growth is from 25% target bonus achievement at 4.0-5.9% revenue growth to 100% bonus target achievement at 10% or higher revenue growth. Given the economic and freight environment at the date the targets were adopted, the Compensation Committee viewed the 2013 Performance Targets as reflecting a range of performance that is achievable but uncertain, with the upper end of the range reflecting a significant accomplishment. The 2013 Performance Targets were recommended by management and approved by the Compensation Committee. The 2013 Performance Targets do not reflect any opinion or projection of management concerning earnings expectations for the year.

At its February 2013 meeting, the Compensation Committee approved a grant of 13,000 RSUs to Mr. Jackson and 8,000 RSUs to Mr. Miller. Each RSU award vests annually in equal 20% increments over a five-year period beginning on January 31, 2014. In determining the grants, the Compensation Committee considered each individual's respective position with us, responsibilities, and ability to affect the Company's profitability and create shareholder value. In addition, our Compensation Committee also considered the importance of ensuring that key members of our senior management who are not Knight family members accumulate a meaningful equity stake in the Company that aligns their interests with those of our shareholders. With respect to the size of each grant, the Compensation Committee also took into consideration the Company's consolidated earnings and revenue growth and management's recommendations. These RSU grants were awarded in February 2013, and no RSU grants were made in 2012.

Benchmarking Compensation

We do not formally benchmark salary or total executive compensation against the executive compensation of any other particular company or competitive peer group of companies. From time to time, the Compensation Committee has considered the form and level of executive compensation disclosed by other comparable publicly traded truckload carriers, certain other transportation companies, and companies of similar size and market capitalization in general in order to obtain a broad understanding of such companies' compensation practices.

Letter to Shareholders

Proxy Statement

2012 Annual Report

Other Policies and Considerations

Risk Considerations Regarding Compensation

As required by SEC rules, the Company has assessed the risks that could arise from its compensation policies for all employees, including employees who are not officers, and has concluded that such policies are not reasonably likely to have a materially adverse effect on the Company.

We believe our compensation policies and practices for executive and non-executive employees create appropriate and meaningful incentives for our employees and avoid excessive or inappropriate risks. Our Compensation Committee assesses the risks that could arise from such policies and practices by reviewing the various elements and aspects of our compensation, including base salaries, incentive compensation (which includes long-term equity awards and performance-based and discretionary annual bonuses), other compensation that includes perquisites, and employee benefits generally available to all of our employees. Upon concluding such assessment, the Compensation Committee determined that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse impact on the Company. In making this determination, our Compensation Committee primarily considered the following factors:

- Long-term incentive compensation awards are generally tied to our overall revenue and earnings growth.
- Annual performance-based cash bonus compensation awarded under our Performance Cash Bonus Plan is equal to 30% to 60% of base salary amounts so as not to encourage short-term risk taking, and potential discretionary bonuses also encourage appropriate behavior.
- Equity awards frequently have staggered or long-term vesting schedules and further align executive compensation with increasing shareholder value.
- The Compensation Committee is comprised of only independent directors who review and make compensation decisions based on objective measurements and payment methodologies.
- Three of our Named Executive Officers are among our largest shareholders, which aligns their interests with those of our shareholders generally.
- Our internal controls over financial reporting, audit practices, corporate governance guidelines, and codes of ethics and financial responsibilities were implemented to reinforce the balanced compensation objectives established by our Compensation Committee.

Role of Shareholder "Say-on-Pay" Vote

We provide our shareholders with an annual advisory vote to approve the compensation of our executive officers (commonly referred to as a "say-on-pay" proposal) pursuant to Section 14A of the Exchange Act. At our 2012 Annual Meeting of Shareholders, our shareholders approved the "say-on-pay" proposal by the affirmative vote of approximately 99.0% of the shares cast on that proposal. The Compensation Committee believes the voting results affirm shareholders' support of the Company's executive compensation program and policies and approach to executive compensation, and therefore the Compensation Committee did not change its approach during 2012. The Compensation Committee will continue to consider the outcome of the Company's "say-on-pay" proposals when making future compensation decisions for our Named Executive Officers.

Employment Agreements

We currently do not have any employment contracts, severance agreements, change-of-control agreements, or other agreements or arrangements with our executive officers, including our Named Executive Officers, that provide for payment or benefits to any executive officer at, following, or in connection with a change in control, a change in an executive officer's responsibilities, or an executive officer's termination of employment, including resignation, severance, retirement, or constructive termination. Each of the Named Executive Officers is employed at will.

Summary Compensation Table

The following table sets forth information concerning the total compensation for fiscal year 2012 awarded to, earned by, or paid to our Named Executive Officers who were, at December 31, 2012, (i) our CEO, (ii) our CFO, and (iii) our two other most highly compensated executive officers with total compensation exceeding $100,000 for the fiscal year ended December 31, 2012.

Name and Principal Position	Year	Salary[(1)] ($)	Bonus ($)	Non-Equity Incentive Plan Compensation[(2)] ($)	All Other Compensation[(3)] ($)	Total ($)
Kevin P. Knight, Chairman and CEO	2012	555,385	177,000	177,000	250,013	1,159,398
	2011	440,000	-	87,912	171,100	699,012
	2010	403,462	-	176,000	168,010	747,472
Adam Miller, CFO, Secretary and Treasurer[(4)]	2012	140,096	37,500	22,500	11,654	211,750
David A. Jackson, President	2012	215,096	67,500	45,000	5,422	333,018
	2011	198,846	15,000	26,640	3,631	244,117
	2010	182,692	9,500	38,000	850	231,042
Keith T. Knight, COO	2012	332,692	70,000	70,000	19,822	492,514
	2011	275,000	-	36,630	18,031	329,661
	2010	256,731	18,288	73,425	15,250	363,694
Gary J. Knight, Vice Chairman	2012	210,192	34,125	34,125	15,682	294,124
	2011	152,953	-	15,235	14,035	182,223
	2010	134,231	7,625	30,500	12,637	184,993

(1) Voluntary salary reductions began in 2008. Kevin Knight, Keith Knight, and Gary Knight voluntarily reduced their salaries for fiscal 2010 and 2011. Salaries were restored effective April 2012, to annual salaries of $590,000, $350,000, and $227,500 for Kevin Knight, Keith Knight, and Gary Knight, respectively.

(2) The compensation disclosed in this column for 2012 represents Bonus Plan Compensation awarded under our Performance Cash Bonus Plan. Refer to the *Grants of Plan-Based Awards* table and *Executive Compensation – Compensation Discussion and Analysis* for further information regarding the 2012 Bonus Plan Compensation for our Named Executive Officers.

(3) See the *All Other Compensation* table for additional information.

(4) Mr. Miller was not a Named Executive Officer during 2011 or 2010.

Letter to Shareholders

Proxy Statement

2012 Annual Report

All Other Compensation Table

The following table describes each component of the "All Other Compensation" column in the Summary Compensation Table for 2012.

Name	Year	Perquisites and Other Personal Benefits[1] ($)	Cash Dividends for Restricted Stock Units Vested in 2012 ($)	Contributions to Retirement and 401(k) Plans ($)	Total ($)
Kevin P. Knight	2012	244,083[2]	5,080	850	250,013
Adam Miller	2012	8,532	2,272	850	11,654
David A. Jackson	2012	-	4,572	850	5,422
Keith T. Knight	2012	14,400	4,572	850	19,822
Gary J. Knight	2012	11,784	3,048	850	15,682

(1) This column represents the total amount of perquisites and other personal benefits provided to the Named Executive Officer with a total value that was equal to or exceeded $10,000. Each perquisite and personal benefit is valued on the basis of the aggregate incremental cost to the Company. In this column, the amount disclosed for Kevin Knight represents compensation for his air travel allowance and vehicle allowance, as disclosed in the following footnote. For each of the other Named Executive Officers, excluding Kevin Knight, this amount represents compensation for the vehicle allowance.

(2) Of the total amount disclosed for Kevin Knight, $226,923 is attributed to his air travel allowance and $17,160 is attributed to his vehicle allowance. Mr. Knight voluntarily reduced his annual air travel allowance to $150,000 in January 2009, and such allowance was restored to its previous $250,000 annual amount in April 2012. For further discussion, refer to *Executive Compensation – Compensation Discussion and Analysis – Compensation Paid to Our Named Executive Officers – Compensation Paid to Our Chief Executive Officer*. The vehicle allowance for Mr. Knight was computed based upon the Company's out-of-pocket costs for monthly lease payment, fuel, and operating costs.

Narrative to Summary Compensation Table

See *Executive Compensation – Compensation Discussion and Analysis* for a complete description of our compensation plans pursuant to which the amounts listed under the Summary Compensation Table were paid or awarded and the criteria for such award or payment.

Grants of Plan-Based Awards

The following table sets forth information regarding the incentive awards granted to our Named Executive Officers during 2012 under our Performance Cash Bonus Plan.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]		
		Threshold[2] ($)	Target[3] ($)	Maximum ($)
Kevin P. Knight	2/09/2012	59,000	177,000	354,000
Adam Miller	2/09/2012	7,500	22,500	45,000
David A. Jackson	2/09/2012	15,000	45,000	90,000
Keith T. Knight	2/09/2012	23,333	70,000	140,000
Gary J. Knight	2/09/2012	11,375	34,125	68,250

(1) These columns represent the potential value of 2012 Bonus Plan Compensation for each Named Executive Officer under our Performance Cash Bonus Plan, for which target amounts were approved by the Compensation Committee on February 9, 2012. See *Executive Compensation – Compensation Discussion and Analysis* for additional detail with respect to the 2012 Performance Targets related to Bonus Plan Compensation for each Named Executive Officer. The bonus threshold, target, and maximum set forth above are based upon the Named Executive Officer's 2012 base salary. Some of the 2012 Performance Targets to qualify for a payout under the Performance Cash Bonus Plan were met and, accordingly, Bonus Plan Compensation awards were paid under this plan. The Bonus Plan Compensation paid to each Named Executive Officer is shown in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for fiscal year 2012.

(2) The bonus threshold set forth in this column is the minimum amount payable with respect to an award in the event that certain performance targets are met.

(3) The bonus target set forth in this column is based upon fifty percent (50%) of the bonus maximum. The 2012 Performance Target payout amounts shown in this column are also disclosed in the Summary Compensation Table for fiscal year 2012 and therefore do not constitute additional compensation not otherwise reported in this Proxy Statement.

Narrative to Grants of Plan-Based Awards

See *Executive Compensation – Compensation Discussion and Analysis* for a complete description of the performance targets for payment of incentive awards.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning all outstanding equity grants held by our Named Executive Officers as of December 31, 2012. All outstanding equity awards are in shares of our Common Stock.

	Option Awards[1]				Stock Awards		
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)
Kevin P. Knight	08/06/2004	67,500	$12.57	08/05/2014			
	08/19/2005	750,000	$15.68	08/18/2015			
	05/24/2006	75,000	$18.44	05/23/2016			
	05/24/2007	45,000	$18.23	05/23/2017			
	05/22/2008	75,000	$17.29	05/21/2018			
					10/30/2009	43,000	$629,090
Adam Miller	08/07/2003	158	$11.44	08/06/2013			
	03/19/2004	450	$10.54	03/18/2014			
	04/26/2005	675	$14.48	04/25/2015			
	05/18/2006	1,500	$18.75	05/17/2016			
	05/19/2006	1,000	$18.77	05/18/2016			
	05/25/2007	2,500	$18.20	05/24/2017			
	02/29/2008	5,335	$14.79	02/27/2018			
	05/22/2008	5,000	$17.29	05/21/2018			
					10/30/2009	17,200	$251,636
					11/30/2011	9,000	$131,670
David A. Jackson	08/07/2003	788	$11.44	08/06/2013			
	05/24/2006	15,000	$18.44	05/23/2016			
	05/24/2007	12,500	$18.23	05/23/2017			
	02/29/2008	9,304	$14.79	02/27/2018			
	05/22/2008	20,000	$17.29	05/21/2018			
					10/30/2009	38,700	$566,181
Keith T. Knight	08/06/2004	22,500	$12.57	08/05/2014			
	08/19/2005	30,000	$15.68	08/18/2015			
	05/24/2006	30,000	$18.44	05/23/2016			
	05/24/2007	20,000	$18.23	05/23/2017			
	05/22/2008	40,000	$17.29	05/21/2018			
					10/30/2009	38,700	$588,181
Gary J. Knight	08/06/2004	22,500	$12.57	08/05/2014			
	08/19/2005	22,500	$15.68	08/18/2015			
	05/24/2006	15,000	$18.44	05/23/2016			
	05/24/2007	12,500	$18.23	05/23/2017			
	05/22/2008	15,000	$17.29	05/21/2018			
					10/30/2009	25,800	$377,454

(1) In the first quarter of 2012, the Compensation Committee approved the accelerated vesting of certain stock options that were issued prior to 2009. As of December 31, 2012, all such options outstanding for the Named Executive Officers then became fully vested and exercisable. For that reason, the "Number of Securities Underlying Unexercised Options, Unexercisable" column of this table has been omitted.

(2) Equity awards listed in this column represent restricted stock units (RSUs) awarded to our Named Executive Officers. As of December 31, 2012, RSUs granted on Oct. 30, 2009 will vest gradually over the following 13-year period: 6% vested on January 31, 2011, 8% vested on January 31 of 2012, 9% vested on January 31, 2013 to 2015, 5% will vest on January 31, 2014 and 2015, 6% will vest on January 31, 2016, 7% will vest on January 31, 2017, 8% will vest on January 31, 2018, 9% will vest on January 31, 2019, 10% will vest on January 31, 2020, 11% will vest on January 31, 2021, 12% will vest on January 31, 2022, and 4% will vest on January 31, 2023. RSUs granted on November 30, 2011 will vest gradually over the following five-year period: 10% vested on November 30, 2012, 15% will vest on November 30, 2013, 20% will vest on November 30, 2014, 25% will vest November 30, 2015, and 30% will vest on November 30, 2016.

(3) Market value of stock awards was based on the market closing price of our stock on December 31, 2012, which was $14.63, by the number of restricted shares that have not vested.

Option Exercises and Stock Vested

The following table sets forth certain information concerning the values realized upon vesting of RSUs during fiscal year 2012. Our Named Executive Officers did not exercise any stock options during 2012, and therefore no stock option exercises are reported in the table.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[1] ($)
Kevin P. Knight	4,000	70,440
Adam Miller	2,600	43,206
David A. Jackson	3,600	63,396
Keith T. Knight	3,600	63,396
Gary J. Knight	2,400	42,264

(1) Determined by multiplying the number of shares acquired upon vesting by the closing price on the date of vesting.

Director Compensation

The following table sets forth information concerning the compensation of our non-employee directors for 2012.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Total ($)
Donald A. Bliss	25,625	25,615	51,240
Michael Garnreiter	27,500	27,487	54,987
Richard J. Lehmann	25,000	24,991	49,991
G.D. Madden	25,000	24,991	49,991
Kathryn L. Munro	26,000	25,993	51,993
Richard C. Kraemer	19,375	19,359	38,734

(1) This column represents the amount of cash compensation paid in 2012 for Board and committee service.

(2) This column represents the expense recognized for financial statement reporting purposes with respect to the 2012 fiscal year for the fair value of stock awards granted to each non-employee director in 2012, in accordance with FASB ASC Topic 718 (formerly SFAS 123R). On May 17, 2012, Donald Bliss received 1,560 shares; Michael Garnreiter received 1,674 shares; Richard Lehmann received 1,522 shares; G.D. Madden received 1,522 shares; Kathryn Munro received 1,583 shares; and Richard Kraemer received 1,179 shares of our Common Stock. Each director's respective stock award was determined by dividing the current year's director compensation subject to payment in Common Stock, by the closing market price of our Common Stock on the date of grant, or $16.42 per share.

Narrative to Director Compensation

The Board of Directors, upon the recommendation of our Compensation Committee, establishes the form and amount of compensation paid to our directors who are not 10% shareholders or our officers or employees (collectively, the "Outside Directors"). During the first half of 2012, our Outside Directors received annual compensation of $45,000 payable 50% in cash and 50% in Common Stock. On May 17, 2012, the Compensation Committee proposed and our Board approved a revised director compensation plan (the "Current Director Compensation Plan"). Under such plan, our Outside Directors received annual compensation of $50,000 payable 50% in cash and 50% in Common Stock. The number of shares issued on May 17, 2012, was determined by dividing the amount of the compensation subject to payment in Common Stock by the closing market price of our

Common Stock on the date of the grant. The Common Stock was issued as stock grants under the Independent Director provision of our Equity Compensation Plan, which reserved 200,000 shares of our Common Stock for compensatory stock grants to Outside Directors.

No fees were paid for attendance at meetings during 2012. However, under the Current Director Compensation Plan, in addition to the $50,000 retainer discussed above, the following retainers were paid to our Outside Directors: the Chair of the Audit Committee received an annual fee of $10,000 payable 50% in cash and 50% in Common Stock; the Chair of the Compensation Committee received an annual fee of $6,000 payable 50% in cash and 50% in Common Stock; the Chair of the Nominating Committee received an annual fee of $5,000 payable 50% in cash and 50% in Common Stock; and each committee member received an annual fee of $2,500 payable 50% in cash and 50% in Common Stock. Prior to the approval of the Current Director Compensation Plan, our Outside Directors received the following compensation: the Audit Committee Chair, $5,000; the Compensation Committee Chair, $3,000; the Nominating Committee Chair, $2,500; and committee members did not receive an annual retainer fee.

Directors who are our officers or employees or 10% shareholders do not receive compensation for Board or committee service. During 2012, we did, however, reimburse all directors for travel and other related expenses.

Letter to Shareholders

Proxy Statement

2012 Annual Report

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 28, 2013, the number and percentage of outstanding shares of our Common Stock beneficially owned by each person known by us to beneficially own more than 5% of such stock, by each Named Executive Officer and our directors, and by all of our directors and executive officers as a group. Share information for BlackRock, Inc. is based solely upon the Schedule 13G/A filed with the SEC on February 11, 2013. Share information for Wasatch Advisors, Inc. is based solely upon the Schedule 13G/A filed with the SEC on February 14, 2013. We had outstanding 79,875,648 shares of Common Stock as of February 28, 2013.

Name and Address of Beneficial Owner[1]	Amount and Nature of Beneficial Ownership[2]	Percent of Class[2]
Kevin P. Knight[3]	5,397,817	6.7%
Gary J. Knight[4]	5,230,824	6.5%
Keith T. Knight[5]	5,337,006	6.7%
Randy Knight[6]	5,028,719	6.3%
Donald A. Bliss[7]	22,278	*
G.D. Madden[8]	50,650	*
Michael Garnreiter[9]	12,223	*
Kathryn L. Munro[10]	15,883	*
Richard J. Lehmann[11]	11,948	*
Richard C. Kraemer[12]	1,179	*
David A. Jackson[13]	64,464	*
Adam Miller[14]	20,379	*
BlackRock, Inc.[15]	4,337,958	5.4%
Wasatch Advisors, Inc.[16]	11,291,021	14.1%
All directors and executive officers as a group twelve (12) persons	21,193,370	26.4%

* Represents less than 1.0% of the outstanding Common Stock.

(1) The address of each Named Executive Officer and director is 5601 West Buckeye Road, Phoenix, Arizona 85043. The address for BlackRock is 40 East 52nd Street, New York, New York 10022. The address for Wasatch is 150 Social Hall Avenue, Suite 400, Salt Lake City, Utah 84111.

(2) In accordance with applicable rules under the Exchange Act, the number of shares indicated as beneficially owned by a person includes shares of Common Stock and underlying options that are currently exercisable or will be exercisable within 60 days from February 28, 2013. Shares of Common Stock underlying stock options that are currently exercisable or will be exercisable within 60 days from February 28, 2013, are deemed to be outstanding for purposes of computing the percentage ownership of the person holding such options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(3) Includes: (a) 4,376,643 shares beneficially owned by Kevin Knight over which he and his wife, Sydney Knight, exercise sole voting and investment power pursuant to a revocable living trust; (b) 8,674 shares held by the Kevin P. Knight and Sydney B. Knight Family Foundation (the "Foundation") over which Kevin Knight and his wife, Sydney Knight, as officers of the Foundation, exercise sole voting and investment power on behalf of the Foundation; and (c) 1,012,500 shares covered by stock options granted to Kevin Knight that are currently exercisable or that will become exercisable within 60 days. Kevin Knight has pledged as security 2,200,000 of the shares that he beneficially owns.

(4) Includes: (a) 5,143,324 shares beneficially owned by Gary Knight over which he exercises sole voting and investment power as a trustee under a revocable trust agreement; and (b) 87,500 shares covered by a stock option granted to Gary Knight that is currently exercisable or that will become exercisable within 60 days. Gary Knight has pledged as security 2,730,237 of the shares that he beneficially owns.

(5) Includes: (a) 4,898,389 shares beneficially owned by Keith Knight over which he and his wife, Fawna Knight, exercise sole voting and investment power as trustees under a revocable trust agreement; (b) 1,119 shares beneficially owned by Keith Knight; (c) 1,119 shares beneficially owned by Fawna Knight; and (d) 2,277 shares owned by minor children who share the same household; (e) 338 shares over which Keith Knight is a Custodian for Mason Knight DeJong under the UTMA of California; (f) 97,088 shares over which Keith Knight is the Trustee under The 2011 Keith and Fawna Knight Irrevocable Gift Trust for the benefit of Keisha Knight DeJong; (g) 97,088 shares over which Keith Knight is the Trustee under The 2011 Keith and Fawna Knight Irrevocable Gift Trust for the benefit of Ren V. Knight; (h) 97,088 shares over which Keith Knight is the Trustee under The 2011 Keith and Fawna Knight Irrevocable Gift Trust for the benefit of Kendall Knight; and (i) 142,500 shares covered by a stock option granted to Keith Knight that is currently exercisable or that will become exercisable within 60 days. Keith Knight has pledged as security 4,854,530 of the shares that he beneficially owns.

(6) Includes: (a) 3,363,896 shares beneficially owned by Randy Knight over which he exercises sole voting and investment power as a trustee under a revocable trust agreement; (b) 1,662,323 shares held by a limited liability company for which Mr. Knight acts as manager and whose members include Mr. Knight and trusts for the benefit of his four children; and (c) 2,500 covered by stock options granted to Mr. Knight that are currently exercisable or that will become exercisable within 60 days. Randy Knight has pledged as security 5,026,219 of the shares that he beneficially owns.

(7) Includes: (a) 19,778 shares beneficially owned by Donald A. Bliss over which he exercises sole voting and investment powers under a revocable trust agreement; and (b) 2,500 shares covered by stock options granted to Mr. Bliss that are currently exercisable or that will become exercisable within 60 days.

(8) Includes: (a) 46,625 shares held directly by G.D. Madden; (b) 400 shares not held directly by G.D. Madden, but for which he exercises voting control (these shares were purchased and reported by G.D. Madden in 2008 for four grandchildren (100 shares each), none of whom live with G.D. Madden); and (c) 3,625 shares covered by stock options granted to Mr. Madden that are currently exercisable or that will become exercisable within 60 days.

(9) Includes: (a) 2,973 shares held directly by Michael Garnreiter; and (b) 9,250 shares covered by stock options granted to Mr. Garnreiter that are currently exercisable or that will become exercisable within 60 days.

(10) Includes: (a) 9,633 shares held directly by Kathryn Munro; and (b) 6,250 shares covered by stock options granted to Ms. Munro that are currently exercisable or that will become exercisable within 60 days.

(11) Includes: (a) 8,448 shares held directly by Richard Lehmann; and (b) 3,500 shares covered by stock options granted to Mr. Lehmann that are currently exercisable or that will become exercisable within 60 days.

(12) Includes 1,179 shares held directly by Richard Kraemer.

(13) Includes: (a) 6,872 shares held directly by David Jackson; and (b) 57,592 shares covered by stock options granted to Mr. Jackson that are currently exercisable or that will become exercisable within 60 days.

(14) Includes: (a) 3,761 shares held directly by Adam Miller; and (b) 16,618 shares covered by stock options granted to Mr. Miller that are currently exercisable or that will become exercisable within 60 days.

(15) BlackRock has sole voting power over 4,337,958 shares and sole dispositive power over 4,337,958 shares. It has shared voting power and shared dispositive power over no shares.

(16) Wasatch has sole voting power over 11,291,021 shares and sole dispositive power over 11,291,021 shares. It has shared voting power and shares dispositive power over no shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Audit Committee has established policies and procedures relating to the review and approval or ratification of any transaction, or any proposed transaction, in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any "related person" (as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K) had or will have a direct or indirect material interest, referred to as an "interested transaction." Upon review of the material facts of all interested transactions, the Audit Committee will either approve, ratify, or disapprove the interested transactions, subject to certain exceptions, by taking into account, among other factors it deems appropriate, whether the terms are arm's length and the extent of the related person's interest in the transaction. No director may participate in any discussion or approval of an interested transaction for which he or she, or his or her relative, is a related party. If an interested transaction will be ongoing, the Audit Committee may establish guidelines for our management to follow in its ongoing dealings with the related party and then at least annually must review and assess ongoing relationships with the related party. During 2012, the following interested transactions were subject to such review and approval or ratification.

We provided general business loans to US West Agriculture Exporters, LLC ("USWAE"), a transportation company that transacts business with our drayage operations, and in which Larry Knight is a 33% owner. Larry Knight is an employee of the Company and the brother of Kevin Knight, our CEO, and Keith Knight, our COO. The loan balance, including interest, due at December 31, 2012, was approximately $2.8 million, compared to approximately $2.9 million at December 31, 2011. The principal loan and interest balance is recorded in the "Related party notes and interest receivable" line of the consolidated balance sheets included in our Annual Report on Form 10-K for the year ended December 31, 2012. The loan to USWAE is secured by guaranties of the members of USWAE. The Company is working with USWAE regarding repayment of the remaining balance of the loan, and we have received a court judgment protecting the Company's rights in the assets of USWAE. Subsequent to the 2012 year-end, the Company received a payment, in the amount of $745,272, from one of the members of USWAE for partial payment of the outstanding loan balance pursuant to the member's obligations under the loan guarantee. Based on its knowledge of the facts, management believes the Company will recover the entire outstanding principal balance of the loan.

The Knight family has been involved in the transportation business for a number of years, and family members of Kevin Knight, Gary Knight, Keith Knight, and Randy Knight have been employed by us since our inception. The Knight family members are employed on the same terms and conditions as non-related employees. During 2012, we employed three individuals who were compensated in excess of $120,000 and are considered related persons under Item 404(a) of Regulation S-K. The three individuals were Larry Knight (brother of Kevin Knight and Keith Knight), Cory Webster (brother-in-law of Gary and Randy Knight), and Brett Suma (son-in-law of Randy Knight) and the aggregate total compensation paid to these individuals in 2012 was $505,558. Based on the fact that these individuals are employed on the same terms and conditions as non-related employees, the Audit Committee ratified these transactions. We also employed nine other related persons during 2012, none of whom received compensation in excess of $120,000.

See *Corporate Governance – The Board of Directors and Its Committees – Committees of the Board of Directors – The Compensation Committee – Compensation Committee Interlocks and Insider Participation* for a description of transactions between us and members of our Compensation Committee or their affiliates.

PROPOSAL NO. 3 – ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act and the related rules of the SEC), we are including in this Proxy Statement a separate resolution, subject to shareholder vote, to approve, in a non-binding vote, the compensation of our Named Executive Officers as disclosed in this Proxy Statement.

As described in more detail in the *Compensation Discussion and Analysis* section of this Proxy Statement, the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

Objective	How Our Executive Compensation Program Achieves This Objective
Attract and retain talented executives and motivate those executives to achieve superior results.	• We link compensation to achievement of specified performance goals and continued employment with the Company. We frequently utilize multi-year vesting requirements for equity-based compensation to promote long-term ownership.
Align executives' interests with our corporate strategies, our business objectives, and the long-term interests of our shareholders.	• Annual cash bonuses for each of our Named Executive Officers are based on objective performance measurements that are important to our success (e.g., earnings growth and revenue growth).
Enhance executives' incentives to increase our stock price and maximize shareholder value.	• Annual cash incentives based on targets with objective, measurable criteria keep management focused on near-term results. Caps on cash awards are built into our plan design. • The equity compensation component, which includes awards such as stock options and RSU grants, provides balance to our other elements of our compensation program and creates incentive for executives to increase shareholder value over an extended period of time. • We attempt to keep base salaries and total compensation relatively low.
Promote our culture of controlling costs.	• We provide reasonable perquisites to our Named Executive Officers and believe that such perquisites allow our Named Executive Officers to work more efficiently. • We consider the tax consequences associated with each element of compensation, including whether the incentive compensation paid by us is deductible for tax purposes. • Some of our Named Executive Officers have voluntarily reduced their salaries during periods of challenging economic environment.

We urge shareholders to read the *Compensation Discussion and Analysis* of this Proxy Statement for more information on our executive compensation policies and procedures. The Compensation Committee and the Board believe that the policies and procedures articulated in the *Compensation Discussion and Analysis* are effective in achieving our goals.

The Board's current policy is to provide for an annual "say-on-pay" advisory rule. Accordingly, we are asking our shareholders to approve, in a non-binding vote, the following resolution in respect of this Proposal No. 3:

"RESOLVED, that the shareholders approve, in an advisory, non-binding vote, the compensation of the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K in this Proxy Statement, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion."

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board of Directors. Although non-binding, the Board and the Compensation Committee will review and consider the voting results when making future decisions regarding our executive compensation program. Unless the Board modifies its policy on the frequency of future "say-on-pay" votes, the next "say-on-pay" vote will be held at the 2014 Annual Meeting of Shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" ADVISORY APPROVAL OF THE RESOLUTION SET FORTH ABOVE.

PROPOSAL NO. 4 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has appointed Grant Thornton to serve as our principal independent registered public accounting firm for the fiscal year ending December 31, 2013. At the Annual Meeting, our shareholders are being asked to ratify the appointment of Grant Thornton as our independent registered public accounting firm for the fiscal year ending December 31, 2013. A representative of Grant Thornton is expected to be present at the Annual Meeting and to be available to respond to appropriate questions, and such representative will have an opportunity to make a statement at the Annual Meeting if he or she desires to do so.

Approval by our shareholders of the appointment of our independent registered public accounting firm is not required by law, any applicable NYSE rule, or by our organizational documents, but the Board of Directors is submitting this matter to our shareholders for ratification as a corporate governance practice. Each proxy will be voted as directed on each proxy card; or in the absence of contrary instructions, each proxy will be voted for the ratification of the appointment of Grant Thornton. Ultimately, the Audit Committee retains full discretion and will make all determinations with respect to the appointment and retention of the independent registered public accounting firm.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table summarizes the fees paid to Grant Thornton for services rendered relating to fiscal year 2012 and 2011.

	Fiscal Year 2012	Fiscal Year 2011
Audit Fees(1)	$390,300	$354,158
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees(4)	—	—
Total	$390,300	$354,158

(1) "Audit Fees" represents the aggregate fees billed for professional services rendered by the independent registered public accounting firm for the audit of our annual financial statements and the review of financial statements included in our quarterly reports on Form 10-Q, or services that are normally provided by the independent registered public accounting firm in connection with statutory or regulatory filings or engagements for those fiscal years.

(2) "Audit-Related Fees" represents the aggregate fees billed, other than Audit Fees, for assurance and related services by the independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and internal control over financial reporting. We were not billed for any Audit-Related Fees in 2012 or 2011.

(3) "Tax Fees" represents the aggregate fees billed for professional services rendered by the independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4) "All Other Fees" represents the aggregate fees billed for products and services provided by the independent registered public accounting firm, other than Audit Fees, Audit-Related Fees, and Tax Fees.

Our Audit Committee maintains a policy pursuant to which it pre-approves all audit, audit-related, tax, and other permissible non-audit services provided by our principal independent registered public accounting firm in order to assure that the provision of such services is compatible with maintaining the accounting firm's independence. Under this policy, the Audit Committee pre-approves, on an annual basis, specific types or categories of engagements constituting audit, audit-related, tax, or other permissible non-audit services to be provided by the principal independent registered public accounting firm. Pre-approval of an engagement for a specific type or category of services generally is provided for up to one year and typically is subject to a budget comprised of a range of anticipated fee amounts for the engagement. Management and the independent registered public accounting firm are required to periodically report to the Audit Committee regarding the extent of services provided by the accounting firm in accordance with the annual pre-approval and the fees for the services performed to date. If management believes that a new service, or the expansion of a current service, provided by the principal independent registered public accounting firm is necessary or desirable then such new or expanded services are presented to the Audit Committee for its review and approval prior to the engagement of the independent registered public accounting firm to render such services. No audit-related, tax, or other non-audit services were approved by the Audit Committee pursuant to the *de minimis* exception to the pre-approval requirement under Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X during the fiscal year ended December 31, 2012.

SHAREHOLDER PROPOSALS

To be eligible for inclusion in our proxy materials relating to the 2014 Annual Meeting of Shareholders, shareholder proposals intended to be presented at that meeting must be received in writing by us on or before December 6, 2013. However, if the date of the 2014 Annual Meeting of Shareholders is more than thirty days before or after May 16, 2014, then the deadline for submitting any such shareholder proposal for inclusion in the proxy materials relating to the 2014 Annual Meeting of Shareholders shall be a reasonable time before we begin to print or mail such proxy materials.

We must receive written notice of any shareholder proposals intended to be considered at our 2014 Annual Meeting of Shareholders, but not included in our proxy materials relating to that meeting, by February 19, 2014. Any such proposal received after February 19, 2014 is untimely. Pursuant to Rule 14(a)-4(c)(1) under the Exchange Act, the proxy holders designated by an executed proxy in the form accompanying our Proxy Statement for our next annual meeting will have discretionary authority to vote on any such untimely shareholder proposal that is considered at the Annual Meeting.

Proposals must concern a matter that may be properly considered and acted upon at the annual meeting in accordance with applicable laws, regulations and our bylaws, committee charters and policies, and must otherwise comply with Rule 14a-8 of the Exchange Act and we reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these requirements. All shareholder proposals should be sent via certified mail, return receipt requested, addressed to the attention of Adam Miller, Secretary, and mailed to Knight Transportation, Inc.; c/o Adam Miller, Secretary; 5601 West Buckeye Road; Phoenix, Arizona 85043.

See *Corporate Governance – The Board of Directors and Its Committees – Committees of the Board of Directors – The Nominating and Corporate Governance Committee* for information regarding how shareholders can recommend director candidates for consideration by the Nominating Committee.

OTHER MATTERS

The Board of Directors does not intend to present at the Annual Meeting any matters other than those described herein and does not presently know of any matters that will be presented by other parties. If any other matters are properly brought before the Annual Meeting or any adjournment thereof, the proxy holders named in the accompanying form of proxy will have discretionary authority to vote proxies on such matters in accordance with the recommendations of the Board of Directors, or, if no recommendations are given, in accordance with their judgment, unless the person executing any such proxy indicates that such authority is withheld.

Knight Transportation, Inc.



Kevin P. Knight
Chairman of the Board and Chief Executive Officer

April 5, 2013


KNIGHT
TRANSPORTATION

Delivering More. ℠

2012 ANNUAL REPORT TO OUR SHAREHOLDERS

This 2012 Annual Report to our Shareholders contains an overview of Knight Transportation's business, as well as information regarding Knight Transportation's operations during fiscal year 2012 and other information that our Shareholders may find useful. Our 2012 Annual Report includes certain items from our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission on March 1, 2013. Please note, however, that the 2012 Annual Report on Form 10-K is not incorporated by reference into this 2012 Annual Report.

Business

This Annual Report contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including without limitation: any projections of earnings, revenues, or other financial items; any statement of plans, strategies, and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; and any statements of belief and any statement of assumptions underlying any of the foregoing. Such statements may be identified by their use of terms or phrases such as "believe," "may," "could," "expects," "estimates," "projects," "anticipates," "plans," "intends," and similar terms and phrases. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors," set forth below. Readers should review and consider the factors discussed in "Risk Factors," along with various disclosures in our press releases, stockholder reports, and other filings with the Securities and Exchange Commission.

All such forward-looking statements speak only as of the date of this Annual Report. You are cautioned not to place undue reliance on such forward-looking statements. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in the events, conditions, or circumstances on which any such statement is based.

References in this Annual Report to "we," "us," "our," "Knight," or the "Company" or similar terms refer to Knight Transportation, Inc. and its consolidated subsidiaries.

General

We are a provider of multiple truckload transportation services, which generally involve the movement of full trailer or container loads of freight from origin to destination for a single customer. We are headquartered in Phoenix, Arizona and use our nationwide network of service centers, one of the country's largest company-owned tractor fleets, as well as access to the fleets of thousands of third-party equipment providers, to provide significant capacity and a broad range of solutions to truckload shippers. Our services include dry van truckload, temperature-controlled truckload, dedicated truckload services, drayage, intermodal, and truckload freight brokerage services. Through our multiple service offerings and transportation modes, we are able to transport, or arrange for the transportation of, general commodities for customers throughout the United States and parts of Canada and Mexico.

We were founded as a provider of dry van truckload services. In 2004, we took the first step towards our strategy of providing truckload shippers with a diversified range of truckload solutions with the creation of Knight Refrigerated, LLC. In 2005, we created Knight Brokerage, LLC, which has developed relationships with thousands of carriers wherein they provide their third-party owned assets for truckload services to our customers. In 2008, we further enhanced our services by creating Knight Port Services, LLC (formerly known as Knight Intermodal, LLC), which provides environmentally friendly coastal drayage services with 2007 and 2010 U.S. Environmental Protection Agency ("EPA") compliant engines. Most recently in 2010, we advanced our objective to grow services with the addition of our rail intermodal services offered through our Knight Intermodal operation. We believe that this diversified customer offering strategically positions us for growth with existing and new truckload shipping customers.

Based on the guidance set forth in Accounting Standards Codification ("ASC") Sub-Topic 280-10, Segment Reporting, we have determined that we have one reportable segment as all five operating segments meet all of the aggregation criteria. As such, we concluded that all operating segments exhibit similar long-term economic characteristics, have similar performance indicators, and are exposed to the same competitive, operating, financial, and other risk factors.

Operations

Our operating strategy is to gain truckload market share by leveraging our services, relationships, and service center network, and to improve asset productivity through enhanced technology and market knowledge, while maintaining an extreme focus on cost. To achieve these goals, we operate primarily in high-density, predictable freight lanes in select geographic regions, and attempt to develop and expand our customer base around each of our service centers by providing multiple truckload alternatives for our customers. This operating strategy allows us to take advantage of the large amount of truckload freight transported in regional markets. Our decentralized service centers enable us to better serve our customers and work more closely with our driving associates. We operate a modern fleet to appeal to drivers and customers, reduce maintenance expenses and downtime, and enhance our operating efficiencies. We employ technology in a cost-effective manner to assist us in controlling operating costs and enhancing revenue. Our operating strategy for our non-asset-based activities is to match quality capacity with the shipping needs of our customers through the capacity provided by our network of third-party truckload carriers and our rail providers. Our goal is to increase our market presence, both in existing operating regions and in other areas where we believe the freight environment meets our operating strategy, while seeking to achieve industry-leading operating margins and returns on investment.

Our operating strategy includes the following important elements:

Regional Service Centers. While our corporate headquarters is in Phoenix, Arizona, our operations are decentralized and handled in our service centers located throughout the country. We believe that regional operations offer several advantages, including:

- obtaining greater freight volumes;
- achieving higher revenue per mile by focusing on high-density freight lanes to minimize non-revenue miles;
- enhancing safety and driver development and retention;
- enhancing our ability to provide a high level of service and consistent capacity to our customers; and
- enhancing accountability for performance and growth.

We operate primarily in the U.S. with minor operations in Canada and Mexico. Substantially all of our revenue is generated from within the U.S. All of our tractors are domiciled in the U.S., and for the past three years, we estimate that less than one percent of our revenue has been generated in Canada and Mexico. We do not separately track domestic and foreign revenue from customers or domestic and foreign long-lived assets, and providing such information would not be meaningful.

Operating Efficiencies. Our company was founded on a philosophy of maintaining operating efficiencies and controlling costs. We focus on operating in particular geographic markets. This approach allows us to concentrate our marketing efforts to achieve higher penetration of our targeted service areas. We operate modern tractors and trailers in order to obtain operating efficiencies and attract and retain drivers. A generally compatible fleet of tractors and trailers simplifies our maintenance procedures and reduces parts supplies. We regulate vehicle speed in order to maximize fuel efficiency, reduce wear and tear, and enhance safety. We continue to update our fleet with more fuel-efficient post-2010 EPA emission compliant engines, install aerodynamic devices on our tractors, and equip our trailers with trailer skirts, which lead to meaningful improvements in fuel efficiency.

Customer Service. We strive to provide superior service to our customers, and seek to establish ourselves as a preferred truckload solutions provider for our customers. We provide truckload capacity for customers in high-density lanes where we can provide them with a high level of service. Our services include dry van truckload, temperature-controlled truckload, dedicated truckload services, drayage, intermodal, and truckload freight brokerage services, multiple stop pick-ups and deliveries, dedicated equipment and personnel, on-time pickups and deliveries within narrow time frames, specialized driver training, and other services. We price our services commensurately with the level of service our customers require and the market conditions. By providing customers a high level of service, we believe we avoid competing solely on the basis of price.

Using Technology that Enhances Our Business. We purchase and deploy technology when we believe that it will allow us to operate more safely, securely, and efficiently and the investment is cost-justified. Virtually all of our tractors are equipped with a satellite-based tracking and communication system to communicate with our drivers, to obtain load position updates, to manage our fleets, and to provide our customers with freight visibility. The majority of our trailers are equipped with VeriWise trailer-tracking technology that allows us to more effectively manage our trailers. We have purchased and developed software for our non-asset-based businesses that provides greater visibility to capacity of our third-party providers and enhances our ability to provide our customers solutions with a high level of service. We have automated many of our back-office functions, and we continue to invest in technology where it allows us to better serve our customers and improve efficiency.

Growth Strategy

Our growth strategy is focused on the following key areas:

Expanding existing service centers. Historically, a substantial portion of our revenue growth has been generated by our expansion into new geographic regions through the opening of additional service centers. Although we continue to seek opportunities to further increase our business in this manner, our primary focus is on developing and expanding our existing service centers by strengthening our customer relationships, recruiting quality driving associates, adding new customers, and expanding the range of truckload solutions offered from these service centers.

Improved asset productivity. We are focused on improving the revenue generated from our tractors and trailers, without compromising safety. We can accomplish this objective through increased miles driven and increased rate per mile.

Strengthening our customer relationships. We market our services to both existing and new customers in freight lanes that complement our existing operations. We seek customers who will diversify our freight base. We market our dry van truckload, temperature-controlled truckload, dedicated, intermodal, and drayage services to existing customers who may have need for, but do not currently use us for, multiple services.

Diversifying our service offerings. We are committed to providing our customers a broad and growing range of truckload services and continue to invest considerable resources toward developing a range of solutions for truckload customers. Each of our truckload service offerings produced revenue growth in 2012. These offerings contribute meaningfully to our results and reflect our strategy to bring complementary services to our customers to assist them with their supply chain objectives. We plan to continue to leverage our nationwide footprint and expertise of providing synergies and adding value to our customers through our diversified service offerings.

Opportunities to make selected acquisitions. We are regularly evaluating acquisition opportunities. Since 1999, we have acquired four short-to-medium haul truckload carriers or have acquired substantially all of the trucking assets of such carriers. Although our primary focus for growth is internal, we continue to evaluate acquisition opportunities.

We are one of the few large scale truckload transportation providers that continues to convert top line revenue growth into increased capacity in its tractor fleet. We believe we have the service center network, systems capability, and management capacity to support substantial growth. We have established a geographically diverse network that can support a substantial increase in freight volumes, organic or acquired. Our network and business lines afford us the ability to provide multiple truckload solutions for our customers. We maintain the flexibility within our decentralized network to adapt to market conditions. We believe our unique mix of regional management, while centralizing certain business functions to leverage the collective economies of scale, allows us to develop future leaders with relevant operating experience, minimize the diseconomies of scale that can come with size, take advantage of regional knowledge, and manage our business with a high level of performance accountability.

Letter to Shareholders
Proxy Statement
2012 Annual Report

Marketing and Customers

Our marketing mission is to be a strategic truckload capacity partner for our customers by providing truckload transportation solutions customizable to the unique needs of our customers. We deliver these capacity solutions through our network of owned assets, contracted independent contractors, third-party carriers, and our rail providers. The diverse and premium services we offer provide a comprehensive approach to providing supply chain solutions to our customers.

Our sales and marketing leaders are members of our senior management team, who are assisted by other sales professionals. Our sales team emphasizes our high level of service, our ability to accommodate a variety of customer needs, our ability to provide consistent capacity, and our financial strength.

We strive to maintain a diversified customer base. For the year ended December 31, 2012, our top 25 customers represented approximately 38% of revenue; our top 10 customers represented approximately 23% of revenue; and our top 5 customers represented approximately 15% of revenue. No single customer represented more than 4% of revenue in 2012. Most of our truckload carriage contracts are cancelable on 30 days' notice.

To be responsive to the needs of our customers and drivers, we offer dedicated services, in which we assign particular drivers and equipment to prescribed routes. This can provide customers a guaranteed source of capacity and level of service. Our dedicated fleet services may provide a significant part of a customer's transportation requirements. Under a dedicated carriage service agreement, we can provide drivers, equipment and maintenance, and, in some instances, transportation management services that supplement the customer's in-house transportation department.

Each of our service centers is linked to our corporate information system in our Phoenix headquarters. The capabilities of this system enhance our operating efficiency by providing cost effective access to detailed information concerning equipment, shipment status, and specific customer requirements. The system also enables us to respond promptly and accurately to customer requests and assists us in matching available equipment with customer loads. Additionally, our customers can track shipments and obtain copies of shipping documents via our website. We also provide electronic data interchange services to shippers desiring such service.

Drivers, Other Employees, and Independent Contractors

As of December 31, 2012, we had 5,176 employees, of which 4,197 were drivers. None of our employees are subject to a union contract.

Our decentralized operating model creates an environment where our employees are able to learn the many aspects of truckload transportation and demonstrate their talents, entrepreneurial spirit, and commitment. We believe that the depth of our employee talent within our service center network is one of our competitive advantages. Our front-line employees bring a high level of commitment to our customers and drivers, while leveraging the substantial resource of our national network.

We recognize that the recruitment, training, and retention of a professional driver workforce is one of our most valuable assets and is essential to support our continued growth and to meet the service requirements of our customers. We hire drivers who meet our objective guidelines relating primarily to their safety history, road test evaluations, and other personal evaluations, including physical examinations and mandatory drug and alcohol testing. In order to attract and retain safe drivers who are committed to the highest level of customer service, we build our operations for drivers around a team environment. We provide late model and comfortable equipment, direct communication with senior management, competitive wages and benefits, and other incentives designed to encourage driver safety, retention, and long-term employment. Drivers are recognized for providing superior service and developing good safety records.

Through Squire Transportation, LLC, our asset-based training company, we focus on developing skilled, productive, and safe drivers. Squire's mission is to provide our drivers with the skills necessary to have a driving career with us. Squire is not a revenue-generating segment, as trainees enrolled in the training program are our employees. We believe Squire will continue to be very beneficial in terms of recruiting and retaining qualified drivers.

Our drivers are compensated on a per mile basis, based on the length of haul and a predetermined number of miles. Drivers are also compensated for additional flexible services provided to our customers. Drivers and other employees are invited to participate in our 401(k) program and in our company-sponsored health, life, and dental plans. Certain employees, who meet eligibility criteria, also participate in our equity compensation plan.

We also maintain an independent contractor program. Because independent contractors provide their own tractors, the independent contractor program provides us an alternate method of obtaining additional truckload capacity. We intend to continue our use of independent contractors. As of December 31, 2012, we had 507 tractors owned and operated by independent contractors under contract with us. Independent contractors enter into a contract with us whereby the independent contractor provides the tractor and a driver to service the load offered to them. We pay independent contractors a fixed level of compensation and a fuel surcharge passthrough, based on a predetermined number of loaded and empty miles. We offer maintenance services to our independent contractors, although they are financially responsible for the costs, and pay for their own fuel. We provide trailers for each independent contractor. In certain instances, we provide financing to independent contractors to assist them in acquiring revenue equipment. These loans are secured by a lien on the revenue equipment. As of December 31, 2012, outstanding loans to independent contractors totaled approximately $606,000.

Revenue Equipment

As of December 31, 2012, we operated 3,627 company-owned tractors with an average age of 1.9 years. We also had under contract 507 tractors owned and operated by independent contractors. Our trailer fleet consisted of 9,564 53-foot long trailers with an average age of 5.5 years and includes 1,092 temperature-controlled trailers. Growth of our tractor and trailer fleet is determined by market conditions and our experience and expectations regarding equipment utilization. In acquiring revenue equipment, we consider a number of factors, including economy, price, rate, environment, technology, warranty terms, manufacturer support, driver comfort, and resale value. We maintain strong relationships with our equipment vendors and the financial flexibility to react as market conditions dictate. In addition to being able to react to market conditions because of our financial flexibility, we believe we can react quickly to market conditions because our service centers function as smaller, decentralized operations.

We have adopted an equipment configuration that meets a wide variety of customer needs and facilitates customer shipping flexibility. We adhere to a comprehensive maintenance program that minimizes downtime and enhances the resale value of our equipment. We perform routine servicing and maintenance of our equipment at several of our service centers. Our current policy is to replace most of our tractors around 48 months after purchase and to replace our trailers over a five to ten year period. Changes in the current market for used tractors and trailers, regulatory changes, and difficult market conditions faced by tractor and trailer manufacturers, may result in price increases that may affect the period of time for which we operate our equipment.

Safety and Risk Management

We are committed to safe and secure operations. We conduct intensive orientation, including defensive driving training for all driving associates, which includes our company drivers, independent contractors, and trainees. We regularly communicate with driving associates to promote safety and instill safe work habits through effective use of various media and safety review sessions. We also regularly conduct safety training for our drivers, independent contractors, and non-driving personnel. We dedicate personnel and resources to ensure safe operation and regulatory compliance. We employ safety personnel whose primary responsibility is the administration of our safety programs. We employ technology to assist us in managing risks associated with our business. In addition, we have an innovative recognition program for driver safety performance and emphasize safety through our equipment specifications and maintenance programs. Our Corporate Directors of Safety review all accidents and report weekly to the Vice President of Safety and Risk Management.

We require prospective drivers to meet higher qualification standards than those required by the United States Department of Transportation ("DOT"). The DOT requires drivers to obtain commercial drivers' licenses and also requires that we perform drug and alcohol testing that meets DOT regulations. Our program includes pre-employment, random, and post-accident drug testing and all other testing required by the DOT. We are authorized by the DOT to haul hazardous materials. We require any driver who transports hazardous materials to have the proper endorsement and to be regularly trained as prescribed by DOT regulations.

The primary claims arising in our business consist of auto liability, including personal injury, property damage, physical damage, and cargo loss. We are insured against auto liability claims under a self-insured retention ("SIR") policy. For the policy year February 1, 2012 to January 31, 2013, our SIR was $2.0 million with an additional $1.0 million responsibility for "aggregate" losses. For the policy period February 1, 2013 to January 31, 2014 our SIR is $3.0 million with no additional responsibility for "aggregate" losses. In the past, our retention generally ranged from $1.0 million to $2.0 million per occurrence, plus "aggregate" losses of up to $1.5 million. We have secured excess liability coverage up to $55.0 million per occurrence. We also carry a $2.5 million aggregate deductible for any loss or losses that rise to the excess coverage layer.

We are self-insured for workers' compensation claims up to a maximum limit of $500,000 per occurrence. We also maintain primary and excess coverage for employee medical expenses and hospitalization, with self-insured retention of $225,000 per claimant.

Competition

The freight transportation industry is highly competitive and fragmented. We compete primarily with other truckload carriers and logistics companies, as well as railroads and air freight providers. We also compete with other motor carriers for the services of drivers, independent contractors, and management employees. A number of our competitors have greater financial resources, own more equipment, and carry a larger volume of freight than we do. We believe that the principal competitive factors in our business are service, efficiency, pricing (rates), the availability and configuration of equipment that satisfies customers' needs, and our ability to provide multiple solutions to our customers.

Although we continue to see modest improvements in the general economic environment, there continues to be evidence that many truckload carriers are challenged with weak balance sheets, aging fleets, and rising costs. We expect the challenging truckload market to yield opportunities to continue to capture market share over time. We believe we are well-positioned to gain market share in the current environment and thrive as the market improves when truckload capacity decreases and/or freight demand increases.

Regulation

Our operations are regulated and licensed by various government agencies. Our company drivers and independent contractors also must comply with the safety and fitness regulations of the DOT, including those relating to drug and alcohol testing and hours-of-service. Weight and equipment dimensions also are subject to government regulations. We also may become subject to new or more restrictive regulations relating to emissions, drivers' hours-of-service, driver eligibility, electronic, on-board recorders, collective bargaining, ergonomics, or other matters affecting safety or operating methods. Other agencies, such as the EPA and the Department of Homeland Security ("DHS"), also regulate our equipment, operations, and drivers.

The DOT, through the Federal Motor Carrier Safety Administration ("FMCSA"), imposes safety and fitness regulations on us and our drivers. In December of 2011, the FMCSA issued a final rule that placed additional limits on the amount of time drivers may operate a commercial motor vehicle. The FMCSA preserved the current 11-hour daily driving limit, but indicated that this daily limit may be revisited in the future. The rule prescribed two new requirements regarding driving hours. First, drivers must take 30 minute breaks after 8 hours of consecutive driving. Second, the rule reduced the total hours a driver is permitted to work during each week to 70.

The new rule also modified the requirements for when the weekly hours-of-service limit can be reset by having the driver refrain from working for a period of 34 hours, known as a "34-hour restart." While there were previously no conditions limiting the use of 34-hour restart periods, the new rule requires that a 34-hour restart may only be used once per week and only after the driver has observed two rest periods between 1 a.m. and 5 a.m. These rules are currently scheduled to become effective on July 1, 2013. The new rule also adjusted the definition of "off-duty time" to exclude from hourly limits driver time spent in a parked vehicle, effective February 27, 2012. Finally, the rule defined what hours-of-service rule violations are considered "egregious," and provided for enhanced penalties to carriers for when such violations occur.

We are unable to predict the impact that the new hours-of-service rules may have, how a court may rule on challenges to such rules, and to what extent the FMCSA might attempt to materially revise the rules. On the whole, however, we believe that the new rules will decrease productivity and cause some loss of efficiency, as drivers and customers may need to be retrained, computer programming may require modifications, additional drivers may need to be employed or engaged, additional equipment may need to be acquired, and some shipping lanes may need to be reconfigured. We are also unable to predict the effect of any new rules that might be proposed if the issued rule is stricken by a court, but any such proposed rules could increase costs in our industry or decrease productivity.

The FMCSA's Compliance Safety Accountability program ("CSA") (formerly "Comprehensive Safety Analysis 2010") introduced a new enforcement and compliance model that ranks both fleets and individual drivers on certain safety-related standards. Please refer to "Risk Factors" for more information regarding CSA.

The FMCSA also is considering revisions to the existing rating system and the safety labels assigned to motor carriers evaluated by the DOT. We currently have a satisfactory DOT rating, which is the highest available rating under the current safety rating scale. Under the revised rating system being considered by the FMCSA, our safety rating would be evaluated more regularly, and our safety rating would reflect a more in-depth assessment of safety-based violations.

Finally, the FMCSA proposed new rules that would require nearly all carriers, including us, to install and use electronic, on-board recorders in their tractors (paperless logs) to electronically monitor truck miles and enforce hours-of-service. These rules were vacated by the Seventh Circuit Court of Appeals in August 2011. In July 2012, Congress passed a federal transportation bill that requires promulgation of rules mandating the use of paperless logs by July 2013 with full adoption for all trucking companies no later than July 2015. It is uncertain if this adoption date will be challenged or extended. We have proactively installed electronic, on-board recorders on almost all of our company tractors.

Tax and other regulatory authorities have in the past sought to assert that independent contractor drivers in the trucking industry are employees rather than independent contractors, and our classification of independent contractors has been the subject of audits by such authorities from time-to-time. Federal legislators have introduced legislation in the past to make it easier for tax and other authorities to reclassify independent contractor drivers as employees, including legislation to increase the recordkeeping requirements for employers of independent contractor drivers and to heighten the penalties of employers who misclassify their employees and are found to have violated employees' overtime and/or wage requirements. Additionally, federal legislators have sought to abolish the current safe harbor allowing taxpayers meeting certain criteria to treat individuals as independent contractors if they are following a long-standing, recognized practice. Taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. If our independent contractor drivers are determined to be our employees, we would incur additional exposure under federal and state tax, workers' compensation, unemployment benefits, labor, employment, and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings.

Certain states and municipalities continue to restrict the locations and amount of time where diesel-powered tractors, such as ours, may idle, in order to reduce exhaust emissions. These restrictions could force us to alter our drivers' behavior, purchase on-board power units that replace the engine power and eliminate idling, or face a decrease in productivity.

We are subject to various environmental laws and regulations dealing with the hauling and handling of hazardous materials, fuel storage tanks, emissions from our vehicles and facilities, engine idling, discharge and retention of storm water, and other environmental matters that involve inherent environmental risks. We maintain bulk fuel storage and fuel islands at several of our service centers. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. Although we have instituted programs to monitor and control environmental risks and promote compliance with applicable environmental laws and regulations, if we are involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances we transport, or if we are found to be in violation of applicable laws or regulations, we could be subject to liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on our business and operating results. As part of our safety and risk management program, we periodically perform internal environmental reviews so we can achieve environmental compliance and avoid environmental risk. Our service centers and processes are designed to contain and properly dispose of hazardous substances and petroleum products which could be used or generated in connection with our business. We transport a small amount of environmentally hazardous materials and, to date, have experienced no significant claims for hazardous materials shipments.

EPA regulations limiting exhaust emissions became effective in 2002 and became more restrictive for engines manufactured after January 1, 2007 and again for engines manufactured after January 1, 2010. In May of 2010, an executive memorandum was adopted directing the National Highway Traffic Safety Administration ("NHTSA") and the EPA to develop new, stricter fuel-efficiency standards for heavy tractors. In August of 2011, the EPA released fuel economy standards for heavy trucks for the first time. These standards will require a fuel economy improvement of approximately 20% by 2018, starting with the 2014 model year.

California also adopted new performance requirements for diesel tractors, with targets to be met between 2011 and 2023. In December 2008, California also adopted new trailer regulations, which require all 53-foot or longer box-type trailers that operate at least some of the time in California (no matter where they are registered) to meet specific aerodynamic efficiency requirements when operating in California. Beginning January 1, 2010, model year 2011 and newer 53-foot or longer box-type trailers subject to the California regulations were required to be either SmartWay certified or equipped with low-rolling, resistance tires and retrofitted with SmartWay-approved, aerodynamic technologies. Beginning December 31, 2012, pre-2011 model year 53-foot or longer box-type trailers must meet the same requirements as 2011 model year and newer trailers or have prepared and submitted a compliance plan, based on fleet size, which allows them to phase in their compliance over time. Federal and state lawmakers also have proposed potential limits on carbon emissions under a variety of climate-change proposals. Compliance with such regulations has increased the cost of our new tractors, may increase the cost of any new trailers that will operate in California, may require us to retrofit certain of our pre-2011 model year trailers that operate in California, and could impair equipment productivity and increase our operating expenses. These adverse effects, combined with the uncertainty as to the reliability of the newly-designed diesel engines and the residual values of these vehicles, could materially increase our costs or otherwise adversely affect our business or operations.

In addition, increasing efforts to control emissions of greenhouse gases are likely to have an impact on us. The EPA has announced a finding relating to greenhouse gas emissions that may result in promulgation of greenhouse gas air quality standards. Federal and state lawmakers have also considered a variety of climate-change proposals. New greenhouse gas regulations could increase the cost of new tractors, impair productivity, and increase our operating expenses.

Seasonality

In the transportation industry, results of operations generally follow a seasonal pattern. Continued expansion of our operations throughout the United States could expose us to greater operating variances due to periodic seasonal weather in various regions, which variance could have a materially adverse effect on our operations.

Acquisitions, Investments, and Dispositions

We regularly examine investment opportunities in areas related to the transportation industry. Our investment strategy is to invest in businesses that will strengthen our overall position in the transportation industry, minimize our exposure to start-up risk, and provide us with an opportunity to realize a substantial return on our investment. Since 1999, we have acquired four short-to-medium haul truckload carriers or have acquired substantially all of the trucking assets of such carriers, including: Phoenix, Arizona-based Roads West Transportation, Inc., acquired in 2006; Idaho Falls, Idaho-based Edwards Bros., Inc., acquired in 2005; Gulfport, Mississippi-based John Fayard Fast Freight, Inc., acquired in 2000; and Corsicana, Texas-based Action Delivery Service, Inc., acquired in 1999. Although most of our growth has been internal, we continue to evaluate acquisition opportunities.

In 2003, we signed a partnership agreement with Transportation Resource Partners, LP ("TRP"), a company that makes privately negotiated equity investments. Per the original partnership agreement, we committed to invest $5.0 million out of approximately $260.0 million. In early 2006, we increased the commitment amount to $5.5 million. Our investment in TRP is accounted for using the cost method as our level of influence over the operations of TRP is minor. In 2012, we received a $216,000 distribution from a TRP portfolio company for which our capital investment was returned in full in an earlier year. The distribution received in 2012 was recognized as income in the current year. At December 31, 2012, the carrying book balance of our investment in TRP was $2.2 million, and our ownership interest was approximately 1.9%.

In 2008, we formed Knight Capital Growth, LLC and committed $15.0 million to invest in a new partnership managed and operated by the managers and principals of TRP. The new partnership, Transportation Resource Partners III, LP ("TRP III"), is focused on similar investment opportunities as TRP. As of December 31, 2012, we have contributed approximately $7.6 million to TRP III. Our outstanding commitment to TRP III was approximately $7.4 million as of December 31, 2012. Our investment in TRP III is accounted for using the equity method. In 2012, we recorded a gain of $261,000 in our investment in TRP III, compared to a $74,000 gain for the same period in 2011. At December 31, 2012, our investment balance in TRP III was approximately $7.6 million, and our ownership interest was approximately 6.1%.

We invest in marketable equity securities classified as available-for-sale securities. As of December 31, 2012, taking into account 2012 activity, our available-for-sale equity investment balance included in "Other long-term assets and restricted cash" was approximately $6.4 million, including net unrealized gains of $146,000 for the year.

Other Information

We were incorporated in 1989 and our headquarters are located at 5601 West Buckeye Road, Phoenix, Arizona 85043. Our Annual Report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and all other reports filed with the Securities and Exchange Commission ("SEC") pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") can be obtained free of charge by visiting our website at www.knighttrans.com. Information contained on our website is not incorporated into this Annual Report, and you should not consider information contained on our website to be part of this report.

RISK FACTORS

Our future results may be affected by a number of factors over which we have little or no control. The following discussion of risk factors contains forward-looking statements as discussed above on and the *Cautionary Note Regarding Forward-Looking Statements* in this Annual Report. The following issues, uncertainties, and risks, among others, should be considered in evaluating our business and growth outlook.

Our business is subject to general economic and business factors affecting the trucking industry that are largely out of our control, any of which could have a materially adverse effect on our operating results.

Our business is dependent on a number of factors that may have a materially adverse effect on our results of operations, many of which are beyond our control. Some of the most significant of these factors are recessionary economic cycles, changes in customers' inventory levels, excess tractor or trailer capacity compared to shipping volumes, and downturns in customers' business cycles. Economic conditions, particularly in market segments and industries where we have a significant concentration of customers and in regions of the country where we have a significant amount of business, that decrease freight demand or increase the supply of tractors and trailers can exert downward pressure on rates or equipment utilization, thereby decreasing asset productivity. Adverse economic conditions also may harm our customers and their ability to pay for our services. Customers encountering adverse economic conditions represent a greater potential for loss, and we may be required to increase our allowance for doubtful accounts.

We also are subject to increases in costs and other events that are outside of our control that could materially reduce our profitability if we are unable to increase our rates sufficiently. Such cost increases include, but are not limited to, fuel and energy prices, taxes and interest rates, tolls, license and registration fees, insurance, revenue equipment and related maintenance costs, and healthcare and other benefits for our employees. We could be affected by strikes or other work stoppages at our service centers or at customer, port, border, or other shipping locations. Changing impacts of regulatory measures could impair our operating efficiency and productivity, decrease our revenues and profitability, and result in higher operating costs. In addition, declines in the resale value of revenue equipment can also affect our profitability and cash flows. From time-to-time, various federal, state, or local taxes are also increased, including taxes on fuels. We cannot predict whether, or in what form, any such increase applicable to us will be enacted, but such an increase could adversely affect our profitability.

In addition, we cannot predict future economic conditions, fuel price fluctuations, or how consumer confidence could be affected by actual or threatened armed conflicts or terrorist attacks, government efforts to combat terrorism, military action against a foreign state or group located in a foreign state, or heightened security requirements. Enhanced security measures could impair our operating efficiency and productivity and result in higher operating costs.

Our growth may not continue at historical rates.

Although we experienced significant and rapid growth in revenue and profits since the inception of our business in 1990, our growth slowed in recent years. There can be no assurance that our business will grow substantially or without volatility. Moreover, we may not be able to effectively adapt our management, administrative, and operational systems to respond to any future growth. Further, there can be no assurance that our operating margins will not be adversely affected by future changes in and expansion of our business or by changes in economic conditions.

In addition to our service centers in Phoenix, Arizona, we have established service centers throughout the United States in order to serve markets in various regions. These regional operations require the commitment of additional personnel and/or revenue equipment, as well as management resources, for future development. Should the growth in our regional operations slow or stagnate, the results of our operations could be adversely affected. As we continue to expand, it may become more difficult to identify large cities that can support a service center, and we may expand into smaller cities where there is less economic activity and opportunities for growth and fewer driver and non-driver personnel to support the service center. We may encounter operating conditions in these new markets, as well as our current markets, that differ substantially from those previously experienced. We may not be able to duplicate our regional operating strategy successfully throughout the United States, or perhaps outside the United States, and establishing service centers and operations in new markets could require more time and resources than expected or require a more substantial financial commitment than anticipated. In addition, the commencement of operations outside our existing lines of business is subject to the risks inherent in entering new lines of business, including, but not limited to, unfamiliarity with pricing, service, operational, and liability issues; the risk that customer relationships may be difficult to obtain or that we may have to reduce rates to gain and develop customer relationships; the risk that the specialized equipment may not be adequately utilized; and the risk that insurance and claims may exceed our past experience.

Ongoing insurance and claims expenses could significantly reduce our earnings.

Our future insurance and claims expense might exceed historical levels, which could reduce our earnings. We self-insure for a portion of our claims exposure resulting from workers' compensation, auto liability, general liability, cargo and property damage claims, as well as employees' health insurance. We also are responsible for our legal expenses relating to such claims. We reserve for anticipated losses and expenses. We periodically evaluate and adjust our claims reserves to reflect our experience. However, ultimate results may differ from our estimates, which could result in losses over our reserved amounts.

We maintain insurance above the amounts for which we self-insure with licensed insurance carriers. Although we believe the aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that one or more claims could exceed our aggregate coverage limits. Insurance carriers have raised premiums for many businesses, including trucking companies. As a result, our insurance and claims expense could increase, or we could raise our self-insured retention when our policies are renewed or replaced. If cost per claim, premiums, or the number of claims significantly exceeds our coverage limits or retention amounts, if we experience a claim in excess of our coverage limits, if our insurance carriers fail to pay on our insurance claims, or if we experience a claim for which coverage is not provided, our results of operations and financial condition could be materially and adversely affected. Healthcare legislation and inflationary cost increases could also negatively affect our financial results.

We have significant ongoing capital requirements that could affect our profitability if we are unable to generate sufficient cash from operations and obtain financing on favorable terms.

The truckload industry is capital intensive, and our policy of operating newer equipment requires us to expend significant amounts annually. We expect to pay for projected capital expenditures with cash flows from operations. If we are unable to generate sufficient cash from operations, we would need to seek alternative sources of capital, including financing, to meet our capital requirements. In the event that we are unable to generate sufficient cash from operations or obtain financing on favorable terms in the future, we may have to limit our fleet size, enter into less favorable financing arrangements, or operate our revenue equipment for longer periods, any of which could have a materially adverse effect on our profitability.

Increased prices and reduced efficiency relating to new revenue equipment may adversely affect our earnings and cash flows.

We are subject to risk with respect to higher prices for new tractors. Prices may increase due to, among other reasons, increases in commodity prices and government regulations applicable to newly manufactured tractors, trailers and diesel engines and due to the pricing discretion of equipment manufacturers. In addition, the engines installed in our newer tractors are subject to emissions control regulations issued by the EPA. The regulations require reductions in exhaust emissions from diesel engines manufactured beginning in 2010. Compliance with such regulations has increased the cost of our new tractors and could impair equipment productivity and increase our operating expenses. These adverse effects, combined with the uncertainty as to the reliability of the vehicles equipped with the newly designed diesel engines and the residual values realized from the disposition of these vehicles, could increase our costs or otherwise adversely affect our business or operations as the regulations become effective. Over the past several years, some manufacturers have significantly increased new equipment prices, in part to meet new engine design and operation requirements.

We have trade-in and/or repurchase commitments that specify, among other things, what our primary equipment vendors will pay us for disposal of a substantial portion of our revenue equipment. The prices we expect to receive under these arrangements may be higher than the prices we would receive in the open market. We may suffer a financial loss upon disposition of our equipment if these vendors refuse or are unable to meet their financial obligations under these agreements, if we do not enter into definitive agreements that reflect favorable terms, if we fail to or are unable to enter into similar arrangements in the future, or if we do not purchase the number of replacement units from the vendors required for such trade-ins.

If fuel prices increase significantly, our results of operations could be adversely affected.

Our operations are dependent upon diesel fuel. Prices and availability of petroleum products are subject to political, economic, weather related, and market factors that are generally outside our control and each of which may lead to an increase in the cost of fuel. Because our operations are dependent upon diesel fuel, significant increases in diesel fuel costs could materially and adversely affect our results of operations and financial condition if we are unable to pass increased costs on to customers through rate increases or fuel surcharges. Fuel also is subject to regional pricing differences and often costs more on the West Coast, where we have significant operations. We use a fuel surcharge program to recapture a portion of the increases in fuel prices over a base rate negotiated with our customers. Our fuel surcharge program does not protect us against the full effect of increases in fuel prices. The terms of each customer's fuel surcharge program vary and customers may seek to modify the terms of their fuel surcharge programs to minimize recoverability for fuel price increases. A failure to improve our fuel price protection through these measures, increases in fuel prices, or a shortage or rationing of diesel fuel, could materially and adversely affect our results of operations.

Difficulty in driver and independent contractor recruitment and retention may have a materially adverse effect on our business.

Difficulty in attracting or retaining qualified drivers, including independent contractors, could have a materially adverse effect on our growth and profitability. Our industry periodically experiences a shortage of qualified drivers, particularly during periods of economic expansion, in which alternative employment opportunities are more plentiful and freight demand increases, or during periods of economic downturns, in which unemployment benefits might be extended and financing is limited for independent contractors who seek to purchase equipment or for students who seek financial aid for driving school. In addition, CSA and stricter hours-of-service limitations in the future may reduce effective driving capacity in our industry. Our independent contractors are responsible for paying for their own equipment, fuel, and other operating costs, and significant increases in these costs could cause them to seek higher compensation from us or seek other opportunities within or outside the trucking industry. If a shortage of drivers were to occur, or if we were unable to continue to attract and contract with independent contractors, we could be forced to, among other things, limit our growth, decrease the number of our tractors in service (which would lower our profitability), or further adjust our driver compensation package, which could adversely affect our profitability if not offset by a corresponding increase in rates.

We operate in a highly regulated industry, and changes in existing regulations or violations of existing or future regulations could have a materially adverse effect on our operations and profitability.

We operate in the United States pursuant to operating authority granted by the DOT. Our company drivers and independent contractors also must comply with the safety and fitness regulations of the DOT, including those relating to drug and alcohol testing and hours-of-service. Weight and equipment dimensions also are subject to government regulations. We also may become subject to new or more restrictive regulations relating to exhaust emissions, drivers' hours-of-service, ergonomics, on-board reporting of operations, collective bargaining, security at ports, and other matters affecting safety or operating methods. Future laws and regulations may be more stringent, require changes in our operating practices, influence the demand for transportation services, or require us to incur significant additional costs. Higher costs incurred by us or by our suppliers who pass the costs onto us through higher prices could adversely affect our results of operations. The Regulation section of this Annual Report discusses in detail several proposed, pending and final regulations that could significantly affect our business and operations.

CSA could adversely affect our profitability and operations, our ability to maintain or grow our fleet, and our customer relationships.

Under CSA, drivers and fleets are evaluated and ranked based on certain safety-related standards. The methodology for determining a carrier's DOT safety rating has been expanded to include the on-road safety performance of the carrier's drivers. As a result, certain current and potential drivers may no longer be eligible to drive for us, our fleet could be ranked poorly as compared to our peers, and our safety rating could be adversely impacted. The occurrence of future deficiencies could affect driver recruitment and retention by causing high-quality drivers to seek employment with other carriers or by causing our customers to direct their business away from us and to carriers with higher fleet safety ratings, either of which would adversely affect our results of operations and productivity. Additionally, competition for drivers with favorable safety ratings may increase and thus could necessitate increases in driver-related compensation costs. Additionally, we may incur greater than expected expenses in our attempts to improve our scores or as a result of those scores.

If our independent contractor drivers are deemed by regulators or judicial process to be employees, our business and results of operations could be adversely affected.

Tax and other regulatory authorities have in the past sought to assert that independent contractor drivers in the trucking industry are employees rather than independent contractors. Federal legislators have introduced legislation in the past to make it easier for tax and other authorities to reclassify independent contractor drivers as employees, including legislation to increase the recordkeeping requirements for employers of independent contractor drivers and to heighten the penalties of employers who misclassify their employees and are found to have violated employees' overtime and/or wage requirements. Additionally, federal legislators have sought to abolish the current safe harbor allowing taxpayers meeting certain criteria to treat individuals as independent contractors if they are following a long-standing, recognized practice, extend the Fair Labor Standards Act to independent contractors, and impose notice requirements based upon employment or independent contractor status and fines for failure to comply. Some states have put initiatives in place to increase their revenues from items such as unemployment, workers' compensation, and income taxes, and a reclassification of independent contractor drivers as employees would help states with this initiative. Taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. If our independent contractor drivers are determined to be our employees, we would incur additional exposure under federal and state tax, workers' compensation, unemployment benefits, labor, employment, and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

Our operations are subject to various environmental laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials, discharge of wastewater and storm water, and with waste oil and fuel storage tanks. Our truck terminals often are located in industrial areas where groundwater or other forms of environmental contamination could occur. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. Certain of our facilities have waste oil or fuel storage tanks and fueling islands. A small percentage of our freight consists of low-grade hazardous substances, which subjects us to a wide array of regulations. Although we have instituted programs to monitor and control environmental risks and promote compliance with applicable environmental laws and regulations, if we are involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances we transport, if soil or groundwater contamination is found at our facilities or results from our operations, or if we are found to be in violation of applicable laws or regulations, we could be subject to cleanup costs and liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on our business and operating results.

Two of our service centers are located adjacent to environmental "superfund" sites. Although we have not been named as a potentially responsible party in either case, we are potentially exposed to claims that we may have contributed to environmental contamination in the areas in which we operate.

Our Phoenix service center is located on land identified as potentially having groundwater contamination resulting from the release of hazardous substances by persons who have operated in the general vicinity. The area has been classified as a state superfund site. We have been located at our Phoenix facility since 1990 and, during such time, have not been identified as a potentially responsible party with regard to the groundwater contamination, and we do not believe that our operations have been a source of groundwater contamination.

Our Indianapolis service center is located approximately one-tenth of a mile east of Reilly Tar and Chemical Corporation, a federal superfund site listed on the National Priorities List for cleanup. The Reilly site has known soil and groundwater contamination. There also are other sites in the general vicinity of our Indianapolis property that have known contamination. Environmental reports obtained by us have disclosed no evidence that activities on our Indianapolis property have caused or contributed to the area's contamination, but it is possible that we could be responsible for cleanup costs regardless.

If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, it could have a materially adverse effect on our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

In order to reduce exhaust emissions and traffic congestion, some states and municipalities have begun to restrict the locations and amount of time where diesel-powered tractors, such as ours, may idle and/or travel. These restrictions could force us to alter our drivers' behavior and routes, purchase on-board power units that replaces the engine power and eliminates idling, or face a decrease in productivity.

We may not make acquisitions in the future, or if we do, we may not be successful in integrating the acquired company, either of which could have a materially adverse effect on our business.

Historically, acquisitions have been a part of our growth. There is no assurance that we will be successful in identifying, negotiating, or consummating any future acquisitions. If we fail to make any future acquisitions, our growth rate could be materially and adversely affected. Any acquisitions we undertake could involve the dilutive issuance of equity securities and/or incurring indebtedness. In addition, acquisitions involve numerous risks, including difficulties in assimilating the acquired company's operations, the diversion of our management's attention from other business concerns, risks of entering into markets in which we have had no or only limited direct experience, and the potential loss of customers, key employees, and drivers of the acquired company, all of which could have a materially adverse effect on our business and operating results. If we make acquisitions in the future, we cannot guarantee that we will be able to successfully integrate the acquired companies or assets into our business.

If we are unable to retain our key employees or find, develop, and retain service center managers, our business, financial condition, and results of operations could be adversely affected.

We are highly dependent upon the services of certain key employees, including, but not limited to: Kevin P. Knight, our Chairman of the Board and Chief Executive Officer; Gary J. Knight, our Vice Chairman of the Board; Keith T. Knight, our Chief Operating Officer; David A. Jackson, our President; Adam W. Miller, our Chief Financial Officer; Kevin Quast, our Chief Operations Officer; and James Updike, our Executive Vice President of Sales & Marketing. We currently do not have employment agreements with any of these key employees, and the loss of any of their services could negatively impact our operations and future profitability. Additionally, we must, because of our regional operating strategy, continue to find, develop, and retain service center managers if we are to realize our goal of expanding our operations and continuing our growth. Failing to find, develop, and retain a core group of service center managers could have a materially adverse effect on our business.

We have several major customers, the loss of one or more of which could have a materially adverse effect on our business.

A significant portion of our revenue is generated from a number of major customers, the loss of one or more of which could have a materially adverse effect on our business. For the year ended December 31, 2012, our top 25 customers, based on revenue, accounted for approximately 38% of our revenue; our top 10 customers, approximately 23% of our revenue; and our top 5 customers, approximately 15% of our revenue. We operate in a highly competitive industry and generally do not have long-term contractual relationships with our customers. Accordingly, we cannot assure you that our customer relationships will continue as presently in effect. A reduction in or termination of our services by one or more of our major customers could have a materially adverse effect on our business and operating results.

We depend on third parties, particularly in our rail intermodal and brokerage businesses, and service instability from these providers could increase our operating costs and reduce our ability to offer rail intermodal and brokerage services, which could adversely affect our revenue, results of operations, and customer relationships.

Our intermodal business utilizes railroads and some third-party drayage carriers to transport freight for our customers. In most markets, rail service is limited to a few railroads or even a single railroad. Any future reduction in service by the railroads with which we have, or in the future may have, relationships that could increase the cost of the rail-based services we provide and could reduce the reliability, timeliness, efficiency, and overall attractiveness of our rail-based intermodal services. Furthermore, railroads increase shipping rates as market conditions permit. Price increases could result in higher costs to our customers and reduce or eliminate our ability to offer intermodal services. In addition, we may not be able to negotiate additional contracts with railroads to expand our capacity, add additional routes, or obtain multiple providers, which could limit our ability to provide this service.

Our brokerage business is dependent upon the services of third-party capacity providers, including other truckload carriers. These third-party providers seek other freight opportunities and may require increased compensation in times of improved freight demand or tight trucking capacity. Our inability to secure the services of these third parties, or increases in the prices we must pay to secure such services, could have an adverse effect on our operations and profitability.

If our investment in Transportation Resource Partners is not successful, we may be forced to write off part or all of our investment, which could have a materially adverse effect on our operating results.

We have invested, either directly or indirectly through one of our wholly owned subsidiaries, in TRP and its related funds, which are companies that make privately negotiated equity investments. Due to portfolio losses in the past, we have recorded impairment charges in prior periods to reflect the other-than-temporary decrease in fair value of the portfolio. If TRP's financial position declines, we could be forced to write down all or part of our investment which could have a materially adverse effect on our operating results.

We are dependent on computer and communications systems, and a systems failure or unavailability could cause a significant disruption to and adversely affect our business.

Our business depends on the efficient and uninterrupted operation of our computer and communications hardware systems and infrastructure. We currently maintain our computer system at our Phoenix, Arizona headquarters, along with computer equipment at each of our service centers. Our operations and those of our technology and communications service providers are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, terrorist attacks, internet failures, computer viruses, malware, hacking, and other events beyond our control. In an attempt to reduce the risk of disruption to our business operations should a disaster occur, we have redundant computer systems and networks and deploy the backup systems from an alternative location. However, we cannot predict the extent to which such location would be affected, and this alternative location may also be subject to the same interruptions as may affect our Phoenix headquarters. In the event of a significant system failure, our business could experience significant disruption, which could adversely affect our business and operations.

Efforts by labor unions could divert management's attention and could have a materially adverse effect on our operating results.

We face the risk that Congress or one or more states will approve legislation significantly affecting our business and our relationship with our employees, such as the previously proposed federal legislation referred to as the Employee Free Choice Act, which would substantially liberalize the procedures for union organization. Any attempt to organize by our employees could result in increased legal and other associated costs. In addition, if we were to enter into a collective bargaining agreement, the terms could negatively affect our costs, efficiency, and ability to generate acceptable returns on the affected operations.

PROPERTIES

Our current headquarters and principal place of business is located at 5601 West Buckeye Road, Phoenix, Arizona on approximately 75 acres. This facility includes office buildings of approximately 53,000 square feet, maintenance facilities of approximately 32,000 square feet, a body shop of 9,000 square feet, and a truck wash and fueling facility of approximately 7,000 square feet. We intend to move our corporate headquarters in 2013 to property located in North Phoenix, Arizona, which we purchased in the fourth quarter of 2012. This facility includes office buildings of approximately 116,000 square feet, and a data center of approximately 4,000 square feet. The following table provides information regarding the location of our service centers and/or offices as at December 31, 2012:

Company Location	Office	Shop	Fuel	Owned or Leased
Atlanta, GA	Yes	Yes	Yes	Owned
Boise, ID	Yes	No	No	Leased
Carlisle, PA	Yes	Yes	Yes	Owned
Charlotte, NC	Yes	Yes	Yes	Owned
Chicago, IL	Yes	Yes	Yes	Owned
Columbus, OH	Yes	Yes	Yes	Owned
Dallas, TX	Yes	Yes	Yes	Owned
Denver, CO	Yes	Yes	No	Owned
El Paso, TX	Yes	No	No	Owned
Fontana, CA	Yes	Yes	No	Owned
Green Bay, WI	Yes	No	No	Leased
Gulfport, MS	Yes	Yes	Yes	Owned
Idaho Falls, ID	Yes	Yes	Yes	Owned
Indianapolis, IN	Yes	Yes	Yes	Owned
Kansas City, KS	Yes	Yes	Yes	Owned
Katy, TX	Yes	Yes	Yes	Owned
Lakeland, FL	Yes	No	No	Leased
Las Vegas, NV	Yes	No	No	Leased
Olive Branch, MS	Yes	Yes	Yes	Owned
Eagan, MN	Yes	No	No	Leased
Lebanon, TN	Yes	No	No	Owned
Phoenix, AZ	Yes	Yes	Yes	Owned
Portland, OR	Yes	Yes	Yes	Owned
Rancho Dominguez, CA	Yes	No	No	Leased
Reno, NV	Yes	No	No	Leased
Salt Lake City, UT	Yes	Yes	No	Owned
Seattle, WA	Yes	No	No	Owned
Tulare, CA	Yes	Yes	No	Owned
Tulsa, OK	Yes	No	No	Owned

We also own and lease space in various locations for temporary trailer storage. Management believes that replacement space comparable to these trailer storage facilities is readily obtainable, if necessary. We lease excess trailer drop space at several of our facilities to other carriers.

We believe that our service centers are suitable and adequate for our present needs. We periodically seek to improve our service centers or identify other favorable locations.

LEGAL PROCEEDINGS

We are a party to certain claims and pending litigation arising in the normal course of business. These proceedings primarily involve claims for personal injury or property damage incurred in the transportation of freight or for personnel matters. We maintain insurance to cover liabilities arising from the transportation of freight in amounts in excess of self-insurance retentions. Based on its present knowledge of the facts and, in certain cases, advice of outside counsel, management does not believe the resolution of claims and pending litigation, taking into account existing accrued amounts, is likely to have a materially adverse effect on us.

Letter to Shareholders

Proxy Statement

2012 Annual Report

MARKET FOR COMPANY'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded under the symbol KNX on the New York Stock Exchange ("NYSE"). The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported by the NYSE.

2012	High	Low
First Quarter	$18.94	$15.46
Second Quarter	$17.91	$15.27
Third Quarter	$16.21	$14.08
Fourth Quarter	$15.63	$13.74

2011	High	Low
First Quarter	$20.12	$18.00
Second Quarter	$19.96	$15.78
Third Quarter	$17.79	$12.78
Fourth Quarter	$16.09	$12.63

As of February 19, 2013, we had 65 shareholders of record. However, we believe that many additional holders of our common stock are unidentified because a substantial number of shares are held by brokers or dealers for their customers in street names.

On February 28, 2013, the closing market price of our common stock on the NYSE was $15.66 per share.

Starting in December 2004, and in each consecutive quarter since, we have paid a quarterly cash dividend. Listed below are the dividends declared and paid for the two most recent fiscal years:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
2012 dividend paid per common share	$0.06	$0.06	$0.06	$0.56	$0.74
2011 dividend paid per common share	$0.06	$0.06	$0.06	$0.06	$0.24

In addition to the routine quarterly dividend, we declared and paid a special cash dividend of $0.50 per share in the fourth quarter of 2012, totaling $0.56 per share for the quarter.

Our most recent dividend, which was declared in February of 2013 for $0.06 per share, is scheduled to be paid in March of 2013.

We currently expect to continue to pay quarterly cash dividends in the future. Future payment of cash dividends, and the amount of any such dividends, will depend upon our financial condition, results of operations, cash requirements, tax treatment, and certain corporate law requirements, as well as other factors deemed relevant by our Board of Directors.

On November 13, 2008, our Board of Directors unanimously authorized the repurchase of up to 3.0 million shares of our common stock. As of December 31, 2010, there were 2,020,956 shares remaining for future purchases. On May 19, 2011, our Board of Directors unanimously authorized the repurchase of an additional 10.0 million shares of our common stock. Under our share repurchase program, repurchased shares are constructively retired and returned to unissued status. During the year ended December 31, 2011, we repurchased 4,582,400 shares of our common stock in the open market that were retired and made available for future issuance. We did not repurchase any shares during the year ended December 31, 2012. As of December 31, 2012, there were 7,438,556 shares remaining for future purchases under our current repurchase program.

See "Securities Authorized for Issuance Under Equity Compensation Plans" in this Annual Report for certain information concerning shares of our common stock authorized for issuance under our equity compensation plans.

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below as of the end of, and for, each of the years in the five-year period ended December 31, 2012, are derived from our consolidated financial statements. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," below, and the Consolidated Financial Statements and Notes thereto included in this Annual Report.

	For the Years Ended December 31, (Dollar amounts in thousands, except per share amounts and operating data)				
	2012	2011	2010	2009	2008
Statements of Income Data:					
Revenue, before fuel surcharge	$752,151	$697,286	$615,654	$571,496	$595,563
Fuel surcharge	183,885	168,913	115,055	80,225	171,372
Total revenue	936,036	866,199	730,709	651,721	766,935
Operating expenses	827,769	766,178	635,494	569,725	674,277
Income from operations	108,267	100,021	95,215	81,996	92,658
Interest income & other income	1,967	1,347	2,397	1,899	1,430
Interest expense	(457)	(180)	-	-	-
Income before income taxes	109,777	101,188	97,612	83,895	94,088
Net income	64,763	60,708	58,979	50,563	56,261
Net income attributable to Knight	64,117	60,248	59,072	50,563	56,261
Basic earnings per share	0.80	0.74	0.71	0.61	0.66
Diluted earnings per share	0.80	0.74	0.70	0.60	0.66
Balance Sheet Data (at end of period):					
Working capital	$109,274	$110,082	$124,779	$158,693	$117,254
Total assets	728,512	737,583	676,987	686,473	646,940
Long-term debt	80,000	55,000	-	-	-
Cash dividend per share on common stock (1)	0.74	0.24	0.98	0.19	0.15
Knight Transportation Shareholders' equity	490,232	476,359	507,533	520,158	483,904
Operating Data (Unaudited):					
Operating ratio (2)	88.4%	88.5%	87.0%	87.4%	87.9%
Operating ratio, excluding fuel surcharge (3)	85.6%	85.7%	84.5%	85.7%	84.4%
Average revenue per tractor (4)	$158,978	$157,076	$150,992	$143,560	$150,543
Average length of haul (miles)	482	483	478	470	518
Empty mile factor	10.6%	10.6%	10.7%	11.9%	11.8%
Tractors operated at end of period (5)	4,134	3,976	3,866	3,736	3,699
Trailers operated at end of period	9,564	8,986	9,008	8,595	9,155

(1) In addition to the quarterly dividend paid in all four quarters of 2012 and 2010, we declared and paid a special dividend of $0.50 and $0.75 per share in the fourth quarter of 2012 and 2010, respectively.

(2) Operating expenses as a percentage of total revenue.

(3) Operating expenses, net of fuel surcharge, as a percentage of revenue, before fuel surcharge. Management believes that eliminating the impact of this sometimes volatile source of revenue affords a more consistent basis for comparing our results of operations from period to period.

(4) Average revenue per tractor includes revenue for our assets based operation only. It does not include fuel surcharge revenue, other revenue, or revenue from our non-assets based operations.

(5) Includes: (a) 507 independent contractor operated vehicles at December 31, 2012; (b) 467 independent contractor operated vehicles at December 31, 2011; (c) 446 independent contractor operated vehicles at December 31, 2010; (d) 329 independent contractor operated vehicles at December 31, 2009; and (e) 185 independent contractor operated vehicles at December 31, 2008.

Letter to Shareholders

Proxy Statement

2012 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Note Regarding Forward-Looking Statements

The following discussion contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections and the Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical or current fact, are statements that could be deemed forward-looking statements, including without limitation: any projections of earnings, revenues, or other financial items; any statement of plans, strategies, and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; and any statements of belief and any statement of assumptions underlying any of the foregoing. Such statements may be identified by their use of terms or phrases such as "believe," "may," "could," "expects," "estimates," "projects," "anticipates," "plans," "intends," and similar terms and phrases. Forward-looking statements are based on currently available operating, financial, and competitive information. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors," set forth above. Readers should review and consider the factors discussed in "Risk Factors," along with various disclosures in our press releases, stockholder reports, and other filings with the Securities and Exchange Commission.

All such forward-looking statements speak only as of the date of this Annual Report. You are cautioned not to place undue reliance on such forward-looking statements. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in the events, conditions, or circumstances on which any such statement is based.

Introduction

Business Overview

We are one of North America's largest truckload transportation providers. We offer a broad range of truckload services through a nationwide network of service centers, one of the country's largest company-owned tractor fleets, and contractual access to the fleets of thousands of third-party equipment providers. We have grown substantially by increasing the geographic reach of our service center network and by expanding the breadth of our services. Our objective is to operate our businesses with industry-leading margin and growth, while providing safe, high-quality, cost-effective solutions for our customers.

Our current services include dry van truckload, temperature-controlled (also referred to as refrigerated) truckload, dedicated truckload services, drayage services between ocean ports or rail ramps and shipping docks, rail intermodal services, and truckload freight brokerage services. Through this range of services, we are able to transport, or arrange for the transportation of, a wide range of commodities for a diversified customer base throughout the United States and parts of Canada and Mexico.

Our asset-based businesses generally include dry van truckload, refrigerated truckload, dedicated truckload, and drayage services. Our non-asset-based services generally include rail intermodal and truckload brokerage services. However, within our asset-based services, the use of independent contractors to provide tractors lowers the capital investment in our dry van and refrigerated operations. In addition, drayage operations generally involve less expensive tractors with longer lives and do not require a large investment in trailering equipment. In recent years, the revenues of the less asset-intensive portions of our business have grown faster than the more asset-intensive portions of our business. Our success depends on our ability to efficiently and effectively manage our resources in providing transportation solutions to our customers. We evaluate the growth opportunities for each of our businesses based on customer demand and supply chain trends, availability of drivers, expected returns on invested capital, expected net cash flows, and our company-specific capabilities.

Our operating strategy for our asset-based operations is to achieve a high level of asset utilization within a highly disciplined operating system while maintaining strict controls over our cost structure. To achieve these goals, we operate primarily in high-density, predictable freight lanes in select geographic regions and attempt to develop and expand our customer base around each of our service centers by providing multiple truckload services for each customer. This operating strategy allows us to take advantage of the large amount of freight transported in regional markets. Our decentralized service centers enable us to better serve our customers and work more closely with our driving associates. We operate a premium modern fleet to appeal to drivers and customers, reduce maintenance expenses and driver and equipment downtime, and enhance our operating efficiencies. We employ technology in a cost-effective manner to assist us in controlling operating costs and enhancing revenue. Our operating strategy for our non-asset-based operations is to match our customers' shipping needs that do not fit our asset-based services with the capacity provided by our network of third-party truckload carriers and our rail partners. This operating strategy allows us to leverage our existing regional network and marketing personnel to provide our customers alternatives at a low cost per transaction.

The main factors that affect our results are industry-wide economic factors, such as freight demand, capacity, fuel prices, the number of tractors we operate, our revenue per tractor (which includes primarily our revenue per total mile and our number of miles per tractor), the freight volumes brokered to third-party equipment providers (including our rail partners), driver recruitment and retention, and our ability to control costs.

Revenue and Expenses

We primarily generate revenue by transporting freight for our customers. Generally, we are paid a predetermined rate per mile or per load for our services. Additional revenues are generated by charging for tractor and trailer detention, loading and unloading activities, and other specialized services, as well as through the collection of fuel surcharges to mitigate the impact of increases in the cost of fuel. The main factors that affect our revenue are the revenue per mile we receive from our customers, the percentage of miles for which we are compensated, and the number of loaded miles we generate with our equipment. These factors relate, among other things, to general economic conditions in the United States, customer inventory levels, specific customer demand, the level of capacity in the trucking industry, and driver availability.

The most significant expenses in our business include fuel, driver-related expenses (such as wages, benefits, training, and recruitment) and costs associated with independent contractors and third-party equipment providers (which are recorded on the "Purchased Transportation" line of our consolidated statements of income). Expenses that have both fixed and variable components include maintenance and tire expense and our total cost of insurance and claims. These expenses generally vary with the miles we travel but also have a controllable component based on safety, fleet age, efficiency, and other factors. Our main fixed costs are the acquisition and depreciation of long-term assets, such as revenue equipment and service centers and the compensation of non-driver personnel. Effectively controlling our expenses is an important element of assuring our profitability. The primary measure we use to evaluate our profitability is the operating ratio of each of our businesses, excluding the impact of fuel surcharge revenue (operating expenses, net of fuel surcharge, as a percentage of revenue, before fuel surcharge).

Since our inception, an important element of our operating model has been an extreme focus on cost per mile. We intend to carry this focus with us as we expand service offerings, grow existing service centers, and make selective acquisitions.

Recent Results of Operations and Year-End Financial Condition

Our results of operations for the year ended December 31, 2012, compared to the year ended December 31, 2011, were as follows:

- Total revenue, including fuel surcharge, increased 8.1%, to $936.0 million from $866.2 million;
- Revenue, before fuel surcharge, increased 7.9%, to $752.2 million from $697.3 million;
- Net income attributable to Knight increased 6.4%, to $64.1 million from $60.2 million;
- Non-GAAP adjusted net income[1] attributable to Knight increased 12.9%, to $68.0 million from $60.2 million;
- Net income attributable to Knight per diluted share increased 8.9%, to $0.80 from $0.74; and
- Non-GAAP adjusted net income[1] attributable to Knight per diluted share increased 15.5%, to $0.85 from $0.74.

(1) The first quarter of 2012 included a $4.0 million pretax non-cash stock compensation charge (3.9 million after tax) relating to the accelerated vesting of certain stock options issued prior to 2009.

During the first half of 2012, we experienced a more favorable freight environment and typical seasonal peaks when compared to the same period in 2011. A softer freight market, and rising fuel prices during the third quarter were disappointing, and although the fourth quarter of 2012 began steady, typical seasonal improvement did not transpire.

Overall, freight demand and industry-wide supply of tractors and trailers were in relative equilibrium during 2012, although occasional peaks in freight demand created opportunities to increase freight rates overall.

In 2012, we operated an average 4,096 tractors, an increase of 188 tractors from a year ago. Productivity, as measured by average annual revenue, before fuel surcharge per tractor, modestly increased 1.2% in 2012; the improvement was attributable to improvements in our freight mix and contract pricing as the truckload freight market continued a slow recovery. Increases in shipments serviced by our non-asset businesses as we continue to increase the number of services used by our customers further contributed to the improved productivity realized in 2012.

During 2012, our cash and short-term investment balance decreased $3.9 million, after returning $59.1 million to our shareholders in the form of quarterly cash dividends, and a special cash dividend paid in the fourth quarter of 2012. At December 31, 2012, our balance sheet reflected $5.7 million in cash and cash equivalents, and shareholders' equity attributable to Knight of $490.2 million. In 2012, we generated $150.8 million in cash flow from operations and used $120.8 million for capital expenditures net of equipment sales.

Since inception, we have been profitable through multiple economic cycles. We view these cycles as opportunities to gain market share from competitors that do not have the financial staying power to survive the cycles. These cycles also provide valuable experience to our managers that will help us develop the leaders to grow our business profitably.

Our liquidity is not materially affected by off-balance sheet transactions. See "Off-Balance Sheet Transactions" on page III-25 for a description of our off-balance sheet transactions.

Trends and Outlook

We have created a service network with financial accountability, a modern fleet, and the capability of providing multiple truckload modes to customers in North America. We believe our operating strategies are contributing factors to our revenue and earnings growth.

While all our businesses produced revenue growth, a meaningful percentage of our growth in 2012 occurred in less capital-intensive operations such as brokerage, intermodal, drayage services, and growing our independent contractor fleet. We expect our investment in providing multiple solutions for our customers will to lead to additional revenue opportunities. We expect shipping volume improvement in future quarters as the general economy strengthens.

In 2013, we expect truckload freight demand to improve based on our expectation of a moderately growing economy. In addition, we expect that CSA, the new hours-of-service rules, the pending electronic on-board recorders mandate, and other regulations could result in a reduction in effective trucking capacity to serve increased demand. In addition, an expanding United States economy could create alternative employment opportunities for drivers we wish to hire. Reduced hours of operation and driver shortages could negatively impact equipment utilization, even in a stronger demand environment. In such an environment, we believe carriers that are well-positioned to develop and retain drivers, withstand supply and demand fluctuations, and provide safe, dependable, and high-quality service to customers will have opportunities to increase freight rates and market share. We believe domestic and global economic and political conditions present the most direct challenges to improved freight demand. These threats include the possibility that rising energy prices, an inability of the United States government to timely and adequately address fiscal issues, currency fluctuations, or other factors outside our control could reduce consumer spending or industrial investment, thus negatively affecting freight volumes. From a cost perspective, recruiting and retaining sufficient numbers of professional truck drivers may become increasingly costly, equipment prices are rising, and higher fuel prices are not fully offset by fuel surcharges. In the current economic and regulatory environments, it will be important to allocate equipment to more compensatory shipments, use technology to generate efficiencies, and effectively manage fuel and other costs. We believe we have the service center network, the modern fleet, the comprehensive truckload services, the management team, the technology, an intense focus on cost control, and the capital resources to successfully overcome these challenges and capitalize on future opportunities.

We will continue to utilize the flexibility of our decentralized model to react and adapt to market conditions. We are always optimizing our model and refining our execution in reaction to, or in anticipation of, the truckload market dynamics. We will continue to evaluate acquisition candidates and other opportunities that create value for our shareholders and further advance our long-term strategy.

Results of Operations

The following table sets forth the percentage relationships of our expense items to total revenue and revenue, before fuel surcharge, for each of the three fiscal years indicated below. Fuel expense as a percentage of revenue, before fuel surcharge, is calculated using fuel expense, net of fuel surcharge. Management believes that eliminating the impact of this potentially volatile source of revenue affords a more consistent basis for comparing our results of operations from period to period.

	2012	2011	2010
Total revenue including fuel surcharge[1]	100.0%	100.0%	100.0%
Operating expenses:			
Salaries, wages and benefits	25.5	25.3	28.3
Fuel [2]	24.6	26.1	23.9
Operations and maintenance	6.6	6.2	6.4
Insurance and claims	3.4	3.5	3.4
Operating taxes and licenses	1.7	1.8	1.9
Communications	0.5	0.6	0.7
Depreciation and amortization	9.1	8.8	9.7
Purchased transportation	15.8	14.9	11.2
Miscellaneous operating expenses	1.2	1.3	1.5
Total operating expenses	88.4	88.5	87.0
Income from operations	11.6	11.5	13.0
Net interest and other income	0.1	0.2	0.4
Income before income taxes	11.7	11.7	13.4
Income taxes	4.8	4.7	5.3
Net income	6.9	7.0	8.1
Net gain attributable to noncontrolling interest	(0.1)	0.0	0.0
Net income attributable to Knight Transportation	6.8%	7.0%	8.1%

	2012	2011	2010
Revenue, before fuel surcharge[1]	100.0%	100.0%	100.0%
Operating expenses:			
Salaries, wages and benefits	31.7	31.3	33.5
Fuel [3]	6.2	8.3	9.6
Operations and maintenance	8.2	7.7	7.6
Insurance and claims	4.3	4.3	4.1
Operating taxes and licenses	2.2	2.2	2.3
Communications	0.6	0.8	0.9
Depreciation and amortization	11.3	10.9	11.5
Purchased transportation	19.7	18.5	13.3
Miscellaneous operating expenses	1.4	1.7	1.7
Total operating expenses	85.6	85.7	84.5
Income from operations	14.4	14.3	15.5
Net interest and other income	0.2	0.2	0.4
Income before income taxes	14.6	14.5	15.9
Income taxes	6.0	5.8	6.3
Net income	8.6	8.7	9.6
Net gain attributable to noncontrolling interest	(0.1)	(0.1)	0.0
Net Income attributable to Knight Transportation	8.5%	8.6%	9.6%

(1) There are minor rounding differences in the table.
(2) Gross fuel expense without fuel surcharge.
(3) Fuel expense, net of fuel surcharge.

A discussion of our results of operations for the periods 2012 to 2011 and 2011 to 2010 is set forth below.

Fiscal 2012 Compared to Fiscal 2011

Total revenue increased 8.1% for 2012 to $936.0 million from $866.2 million for 2011. Total revenue included $183.9 million of fuel surcharge revenue in 2012 and $168.9 million of fuel surcharge revenue in 2011. Due to rising fuel prices and improvement in our freight mix and contract pricing, our fuel surcharge revenue increased 8.9% in 2012 from a year ago. In discussing our results of operations we use revenue, before fuel surcharge (and fuel expense, net of surcharge), because we believe that eliminating the impact of this, potentially volatile source of revenue, affords a more consistent basis for comparing our operating results from period to period. We also discuss the changes in our expenses as a percentage of revenue, before fuel surcharge, rather than absolute dollar changes. We do this because we believe our relatively high variable costs as a percentage of revenue makes a comparison of changes in expenses as a percentage of revenue more meaningful than absolute dollar changes.

Revenue, before fuel surcharge, increased 7.9% to $752.2 million for 2012, from $697.3 million in 2011. We experienced revenue growth in our asset-based and non-asset based businesses in 2012. Growth in our asset-based operations was attributable to increased average loaded miles and improved pricing, which contributed to the 1.5% improvement in average revenue per total mile. We added 188 average tractors to the average size of our fleet and maintained our non-paid empty mile percentage rate at 10.6%. Our average freight revenue per tractor improved 1.2%, while our average length of haul marginally decreased. We operated an average 4,096 tractors in 2012, an increase of 188 from a year ago. If the economy continues to improve gradually, and capacity remains tight, we anticipate obtaining overall rate increases in 2013 and beyond; however, adverse changes in either of these factors would likely prevent rate increases and could negatively affect existing rates.

Salaries, wages and benefits expense as a percentage of revenue, before fuel surcharge, increased slightly to 31.7% in 2012 from 31.3% in 2011. Costs associated with healthcare benefits provided to our employees, and accruals for workers' compensation benefits are a component of our salaries, wages and benefits in our consolidated statements of income. Our 2012 expense in this category included a non-cash $4.0 million pre-tax ($3.9 million after tax) stock compensation charge related to the accelerated vesting of certain stock options that had been issued prior to 2009. Excluding this charge, salaries, wages and benefits expense for 2012 expressed as a percentage of revenue, remained relatively flat compared to 2011. We believe that the driver market remains challenging and the implementation of Compliance, Safety, Accountability ("CSA") has further reduced the pool of available drivers. Having a sufficient number of qualified driving associates continues to be a major concern. We have implemented a performance related bonus plan for our drivers, and could be required to create further pay incentives during 2013 given these conditions. However, we continue to seek ways to attract and retain qualified driving associates, and are encouraged by the favorable turnover rates experienced this year.

Fuel expense, net of fuel surcharge, as a percentage of revenue, before fuel surcharge, decreased to 6.2% in 2012, from 8.3% in 2011. Fuel costs in total dollars increased as U.S. National Average Diesel Fuel price increased 3.0% in 2012. Our fuel cost as a percentage of revenue improved due to the significant revenue growth of our non-asset-based business where no fuel expense is incurred, and improved effectiveness of our fuel efficiency initiatives such as trailer skirts, putting newer tractors into active service, idle-control, and training programs. Our fuel surcharge program helps to offset increases in fuel prices, but applies only to loaded miles and typically does not offset empty miles, idle time, and out of route miles driven. Typical fuel surcharge programs involve a computation based on the change in national or regional fuel prices. These programs may update as often as weekly, but typically require a specified minimum change in fuel cost to prompt a change in fuel surcharge revenue. Therefore, many of these programs have a time lag between when fuel costs change and when the change is reflected in fuel surcharge revenue. Due to this time lag, during periods of sharply rising fuel costs, our fuel expense, net of fuel surcharge, negatively impacts our operating income, and positively impacts our operating income during periods of falling fuel costs. Fuel surcharge revenue was $183.9 million in 2012, compared to $168.9 million in 2011.

Operations and maintenance expense, as a percentage of revenue, before fuel surcharge, increased to 8.2% in 2012, from 7.7% in 2011. Operations and maintenance consist of direct operating expense, maintenance, and tire expense. Equipment maintenance costs increased in part, due to higher routine service costs related to new technology, increased expenses to prepare trucks for sale or trade, and the effects of CSA regulations. We continued to incur higher tire prices through 2012 that contributed to an average 27% increase in total tire expense in 2012, compared to 2011. General operating expenses increased related to the expansion of our network of shop facilities. Given the tight driver market, driver development and recruiting expenses were higher, and each of our operating business segments incurred increased road expenses through higher toll costs in 2012, compared to 2011.

Insurance and claims expense as a percentage of revenue, before fuel surcharge, remained constant at 4.3% for 2012 and 2011.

Operating taxes and license expense as a percentage of revenue, before fuel surcharge, remained constant at 2.2% in both 2012 and 2011.

Communications expense as a percentage of revenue, before fuel surcharge, decreased slightly to 0.6% in 2012, compared to 0.8% in 2011 due to the expiration of a communication lease in 2012. Communications expense is comprised of our tractor and trailer tracking systems, information technology systems, and phone systems.

Depreciation and amortization expense, as a percentage of revenue, before fuel surcharge, increased slightly to 11.3% for 2012, from 10.9% in 2011. This fixed cost was higher is 2012 as our tractor fleet was renewed with higher priced EPA compliant engines. All of our company-owned tractor fleet is comprised of 2010 or 2007 EPA compliant engines. These engines provide substantial emissions reductions, and we believe this investment will contribute to our strategy of maintaining efficiency in our operations by adhering to a relatively consistent tractor trade-in schedule. Other factors contributing to the increase in this fixed cost were the addition of auxiliary power units, trailer skirts, and other fuel efficiency enhancing assets. In 2012, we continued to invest in aerodynamic devices to improve trailer aerodynamics that lead to meaningful fuel efficiency improvements. These higher costs were partially offset by higher average revenue per tractor and an increase in revenue generated by independent contractors. Absent offsetting improvements in average revenue per tractor or continued growth in our independent contractor fleet and non-asset-based operations, our expense in this category as a percentage of revenue could increase going forward if equipment prices continue to inflate.

Purchased transportation expense as a percentage of revenue, before fuel surcharge, increased to 19.7% for the year ended 2012, from 18.5% for the same period in 2011. Purchased Transportation is comprised of payments to independent contractors for our dry-van, refrigerated, and port services operations, to third-party carriers in our brokerage operations, to railroads for our intermodal operations, and our sourcing activities. The increase in this category is primarily due to the growth in our non-asset based operations, which grew revenues 22.2% in 2012. We experienced growth in our fleet of independent contractors, which also contributed to the increase. Purchased transportation costs generally take into account changes in diesel fuel prices, resulting in higher payments during periods of rising fuel prices.

Miscellaneous operating expenses as a percentage of revenue, before fuel surcharge, decreased slightly to 1.4% in 2012, compared to 1.7%, in 2011. Gains from sales of equipment increased to $8.9 million in 2012, compared to $6.9 million in 2011, as sales volume and average sales price improved. The increased gains were partially offset by higher computer expense, general supplies expense and bad debt expense.

As a result of the above factors, our operating ratio (operating expenses, net of fuel surcharge, expressed as a percentage of revenue, before fuel surcharge) was 85.6% for 2012, compared to 85.7% for 2011.

Net interest and other income as a percentage of revenue, before fuel surcharge, remained constant at 0.2% in both 2012 and 2011. We increased our borrowing capacity in the third quarter of 2011 and utilized $80.0 million of our line of credit as at December 31, 2012, compared to $55.0 million at December 31, 2011. As a result, we incurred $458,000 in interest expense for 2012, compared to $180,000 in 2011. Other income in 2012 includes dividend income and realized gains from other long-term investment assets of $2.0 million in 2012, compared to $1.3 million in 2011.

We provide for income taxes at the statutory federal and state rates, adjusted for certain permanent differences between financial statement income and income for tax reporting. Our effective tax rate was 41.0% for 2012 and 40.0% for 2011.

As a result of the preceding financial results, our net income attributable to Knight increased 6.4% and our net income, as a percentage of revenue, before fuel surcharge, was 8.5% for 2012, compared to 8.6% in 2011.

Fiscal 2011 Compared to Fiscal 2010

Total revenue increased 18.5% for 2011 to $866.2 million from $730.7 million for 2010. Total revenue included $168.9 million of fuel surcharge revenue in 2011 and $115.0 million of fuel surcharge revenue in 2010. Due to rising fuel prices and improvement in our freight mix and contract pricing, our fuel surcharge revenue increased 46.8% in 2011 from 2010. In discussing our results of operations we use revenue, before fuel surcharge (and fuel expense, net of surcharge), because we believe that eliminating the impact of this, at times volatile source of revenue, affords a more consistent basis for comparing our operating results from period to period. We also discuss the changes in our expenses as a percentage of revenue, before fuel surcharge, rather than absolute dollar changes. We do this because we believe our relatively high variable costs as a percentage of revenue makes a comparison of changes in expenses as a percentage of revenue more meaningful than absolute dollar changes.

Revenue, before fuel surcharge, increased 13.3% to $697.3 million for 2011, from $615.7 million in 2010. We experienced revenue growth in each of our businesses in 2011. Growth in our asset-based operations was attributable to a combination of improved productivity and pricing, which contributed to the 2.9% improvement in average revenue per total mile. We added 91 average tractors to the average size of our fleet and produced marginal improvements in our non-paid empty mile percentage rate. Our average freight revenue per tractor per week improved 4.0% to $3,021 per tractor in 2011, from $2,904 per tractor in 2010. In addition to the improvement in our equipment productivity, we also increased our average length of haul 1.0% from 2010. We ended 2011 with 3,976 tractors, including an increase of 110 tractors operated by independent contractors, from 2010. If the economy continues to improve gradually, and capacity remains tight, we anticipate obtaining overall rate increases in 2012 and beyond; however, adverse changes in either of these factors would likely prevent rate increases and could negatively affect existing rates.

Salaries, wages and benefits expense as a percentage of revenue, before fuel surcharge, decreased to 31.3% in 2011 from 33.5% in 2010. Our 2010 expense in this category included a non-cash $2.5 million pre-tax ($2.0 million after tax) stock compensation charge related to an adjustment to the straight-line recognition of expense as prescribed in ASC 718 and the accelerated vesting of equity awards under our equity compensation plan as a result of the passing of a senior executive. Our accrual for workers' compensation benefits and stock based compensation expense are components of our salaries, wages and benefit expense.

Fuel expense, net of fuel surcharge, as a percentage of revenue, before fuel surcharge, decreased to 8.3% in 2011, from 9.6% in 2010. Fuel costs in total dollars increased as U.S. National Average Diesel Fuel price increased more than 25% in 2011. Our fuel cost as a percentage of revenue improved due to the significant revenue growth of our non-asset-based business where no fuel expense is incurred and a 15.3% increase in the percentage of our average fleet miles driven by independent contractors who buy their own fuel, higher fuel surcharge recovery, fuel efficiency initiatives such as trailer blades, newer tractors, and idle-control programs. We maintain a fuel surcharge program to assist us in recovering a portion of our fuel expense, however, most fuel surcharge programs have not adequately offset the additional cost related to the increase in the average price of diesel. Fuel surcharge revenue was $168.9 million in 2011, compared to $115.1 million in 2010.

Operations and maintenance expense as a percentage of revenue, before fuel surcharge, increased slightly to 7.7% in 2011, from 7.6% in 2010. Equipment maintenance costs increased as the average age of our fleet peaked during the middle of 2011 at 2.4 years, which is significantly higher than our historic average age. During the second half of

2011 we replaced a significant number of tractors, which lowered the average age of our fleet to 1.7 years. Furthermore, we experienced increases in tire costs due to rising commodity prices and the expansion of our network of shop facilities and each of our operating business segments incurred more general operating expenses including driver hire related costs.

Insurance and claims expense as a percentage of revenue, before fuel surcharge, increased to 4.3% for 2011, compared to 4.1% for 2010.

Operating taxes and license expense as a percentage of revenue, before fuel surcharge, decreased slightly to 2.2% in 2011, compared to 2.3% in 2010.

Communications expense was marginally lower as a percentage of revenue, before fuel surcharge; 0.8% in 2011, compared to 0.9% in 2010.

Depreciation and amortization expense, as a percentage of revenue, before fuel surcharge, decreased to 10.9% for 2011, from 11.5% in 2010. This fixed cost was absorbed more effectively due to higher revenue per tractor, higher equipment utilization, and increased use of third-party carriers. Higher equipment prices for EPA compliant engines partially offset these decreases. In 2011, almost all of our company-owned tractor fleet is comprised of the EPA 2010 or US EPA 2007 engine. These engines provide substantial emissions reductions, and we believe this investment will contribute to our strategy of maintaining efficiency in our operations by adhering to a relatively consistent trade-in schedule. In 2011, we continued to invest in aerodynamic devices to improve trailer aerodynamics that lead to meaningful fuel efficiency improvements. Absent offsetting improvements in revenue per tractor or continued growth in our independent contractor fleet and non-asset-based operations, our expense in this category as a percentage of revenue could increase going forward if equipment prices continue to inflate.

Purchased transportation expense as a percentage of revenue, before fuel surcharge, increased to 18.5% for the year ended 2011, from 13.3% for the same period in 2010. Purchased Transportation is comprised of payments to independent contractors for our dry-van, refrigerated, and port services operations, to third-party carriers in our brokerage operations, to railroads for our intermodal operations, and our sourcing activities. The increase in this category is primarily due to the growth in our brokerage operations, which grew revenues 52.8% in 2011. We experienced growth in our fleet of independent contractors, which also contributed to the increase. Purchased transportation costs generally take into account changes in diesel fuel prices, resulting in higher payments during periods of rising fuel prices.

Miscellaneous operating expenses as a percentage of revenue, before fuel surcharge, remained constant at 1.7% for both 2011 and 2010.

As a result of the above factors, our operating ratio (operating expenses, net of fuel surcharge, expressed as a percentage of revenue, before fuel surcharge) was 85.7% for 2011, compared to 84.5% for 2010. The change in operating ratio was consistent with the growth in our less asset-intensive businesses.

Net interest and other income as a percentage of revenue, before fuel surcharge, decreased to 0.2% in 2011 compared to 0.4% in 2010. We increased our borrowing capacity in the third quarter of 2011 and have utilized $55 million of our line of credit as at December 31, 2011. As a result, we incurred $180,000 in interest expense for 2011. Other income in 2010 includes a $718,000 final earn-out from our investment in Concentrek, which we sold in 2005.

We provide for income taxes at the statutory federal and state rates, adjusted for certain permanent differences between financial statement income and income for tax reporting. Our effective tax rate was 40.0% for 2011 and 39.5% for 2010.

As a result of the preceding, our net income attributable to Knight increased 2.0% and our net income, as a percentage of revenue, before fuel surcharge, was 8.6% for 2011, compared to 9.6% in 2010.

Liquidity and Capital Resources

The growth of our business has required, and will continue to require, a significant investment in new revenue equipment. Our primary sources of liquidity have been funds provided by operations, issuances of our common stock, and borrowings under our line of credit.

Net cash provided by operating activities was approximately $150.8 million, $160.7 million, and $170.1 million for the years ended December 31, 2012, 2011, and 2010, respectively. The decrease for 2012 is partly due to no short-term investment activity in the year compared to cash inflows of $24.4 million in 2011 from liquidating our holdings. An increase in income taxes paid in 2012 compared to the income taxes paid in 2011 resulted in a $33.6 million decrease of cash, which was partially offset by a decrease in the change in trade receivables to $2.2 million in 2012, compared to an increase of $23.0 million in 2011. Net cash used in investing activities was approximately $123.8 million, $140.1 million, and $95.6 million for the years ended December 31, 2012, 2011, and 2010, respectively. The decrease is mainly due to a decrease in capital expenditures for revenue equipment in 2012. Capital expenditures for the purchase of revenue equipment (net of equipment sales and trade-ins), office equipment, and land and leasehold improvements, totaled $120.8 million, $138.3 million, and $91.5 million for the years ended December 31, 2012, 2011, and 2010, respectively. Excluding any acquisitions, we currently anticipate capital expenditures, net of trade-ins, of approximately $65.0 million to $80.0 million for 2013. We expect to use our capital expenditure estimate primarily to acquire new revenue equipment.

Net cash used in financing activities was approximately $30.9 million, $39.0 million, and $77.3 million for the years ended December 31, 2012, 2011, and 2010, respectively. The decrease is primarily due to increasing our borrowing to $80.0 million under our line of credit at December 31, 2012, from $55.0 million at December 31, 2011. Furthermore, we returned $59.1 million to our shareholders by way of dividends and stock repurchases in 2012, compared to $96.1 million in 2011.

We currently maintain a line of credit that permits revolving borrowings and letters of credit up to an aggregate of $150.0 million. At December 31, 2012, amounts outstanding under our line of credit were $80.0 million, which is classified as a long-term liability in the accompanying consolidated balance sheets. We also utilized a portion of our line of credit for letters of credit, which are issued in connection with our self-insurance programs. The issued but unused letters of credit totaled $24.0 million at December 31, 2012, and $25.3 million at December 31, 2011. Combining the amounts borrowed and letters of credit issued, we have $46.0 million available for future borrowing under our line of credit, compared with $69.7 million at December 31, 2011. Under our line of credit agreement, we are obligated to comply with certain financial covenants and were compliant with those covenants at December 31, 2012.

As of December 31, 2012, our cash, cash equivalents, and short-term investments totaled $5.7 million, compared to $9.6 million as of December 31, 2011. We believe that we will be able to finance our short-term needs for working capital over the next 12 months and beyond, as well as acquisitions of revenue equipment during such period, with cash, cash flows from operations, and the borrowing available under our existing line of credit. We expect to have significant capital requirements over the long-term, which may require us to incur debt or seek additional equity capital. The availability of additional capital will depend upon prevailing market conditions, the market price of our common stock, and several other factors over which we have limited control, as well as our financial condition and results of operations. Nevertheless, based on our recent operating results, current cash position, anticipated future cash flows, and sources of available financing, we do not expect that we will experience any significant liquidity constraints in the foreseeable future.

Off-Balance Sheet Transactions

Our liquidity is not materially affected by off-balance sheet transactions. Like many other trucking companies, periodically we have utilized operating leases to finance a portion of our revenue equipment acquisitions. We had no leased revenue equipment in 2012 or 2011.

We lease some of our service centers and temporary trailer storage under operating leases. These operating leases have termination dates ranging from February 2013 through 2018. Rental payments for such facilities and trailer storage are reflected in our Consolidated Statements of Income in the "Miscellaneous operating expenses" line item on our consolidated balance sheets. Rental payments for our facilities and trailer storage totaled $2.4 million, $2.5 million, and $2.3 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Letter to Shareholders

Proxy Statement

2012 Annual Report

Tabular Disclosure of Contractual Obligations

The following table sets forth, as of December 31, 2012, our contractual obligations and payments due by corresponding period for our short- and long-term operating expenses and other commitments.

	Payments Due by Period (in thousands)				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations[1]	$94,283	$94,283	$-	$-	$-
Long-term debt [2]	80,000	-	80,000	-	-
Investment commitments [3]	7,428	3,998	1,881	1,306	243
Operating leases – buildings & equipment	5,334	1,265	1,760	2,309	-
Dividend payable	2,251	141	302	367	1,441
Total	$189,296	$99,687	$83,943	$3,982	$1,684

(1) Purchase obligations primarily consist of obligations to purchase revenue equipment, net of guaranteed trade-ins from contracted vendors, and a carry forward of approximately $596,000 from 2012 contracts.

(2) Long-term debt of $80.0 million is borrowing under the company's line of credit, which has maturity date of July 2016. We expect to pay-off the debt balance prior to the final maturity date.

(3) Investment commitments primarily consist of contractual obligations for TRP III, which are subject to capital calls by TRP's manager. The expected timing of the capital calls is presented above. However, calls may be made at any time in the discretion of TRP's manager.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with United States Generally Accepted Accounting Principles ("GAAP") requires that management make a number of assumptions and estimates that affect the reported amounts of assets, liabilities, revenue, and expenses in our consolidated financial statements and accompanying notes. Management evaluates these estimates and assumptions on an ongoing basis, utilizing historical experience, consulting with experts, and using other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates and assumptions, and it is possible that materially different amounts would be reported using differing estimates or assumptions. We consider our critical accounting policies to be those that are both important to the portrayal of our financial condition and results of operations and that require significant judgment or use of complex estimates.

A summary of the significant accounting policies followed in preparation of the financial statements is contained in Note 1 to our consolidated financial statements attached hereto. The following discussion addresses our most critical accounting policies:

Property and Equipment. Property and equipment is stated at cost less accumulated depreciation. Property and equipment is depreciated to an estimated salvage value, using the straight-line method over the asset's estimated useful life, which ranges from two to thirty years. Salvage values range from zero to 25% of the capitalized cost. We periodically review the reasonableness of our estimates regarding useful lives and salvage values of our revenue equipment and other long-lived assets based upon our experience with similar assets, conditions in the used revenue equipment market, and prevailing industry practice. We both routinely and periodically review and make a determination whether the salvage value of our tractors and trailers is higher or lower than originally expected. This determination is based upon (i) market conditions in equipment sales, (ii) the guaranteed repurchase price with contracted dealerships, and (iii) the average miles driven on the equipment being sold. Future changes in our useful life or salvage value estimates, or fluctuation in market value not reflected in our estimates, could have a material effect on our results of operations. We continually monitor events and changes in circumstances for indication that the carrying amounts of our property and equipment may not be recoverable. When indicators of potential impairment are present, we compare the carrying value of our assets to the fair value to determine if any impairment exists. In the event that the carrying value exceeds the fair market value, we will adjust the property and equipment to the fair value and recognize any impairment loss. Our assets classified as held for sale are carried at the lower of cost or net selling value.

Claims Accrual. Reserves are established based on estimated or expected losses for claims. The primary claims arising for us consist of cargo liability, personal injury, property damage, collision, comprehensive, workers' compensation, and employee medical expenses. We maintain self-insurance levels for these various areas of risk and have established reserves to cover these self-insured liabilities. We also maintain insurance to cover liabilities in excess of the self-insurance amounts. The claims reserves are adjusted upon review of facts or information that better inform us as to the value of the claim based on numerous factors. The reserves are analyzed quarterly and represent accruals for the estimated self-insured portion of pending claims, including adverse development of known claims, as well as incurred but not reported claims. Our estimates require judgments concerning the nature and severity of the claim, historical trends, advice from third-party administrators and insurers, the specific facts of individual cases, the jurisdictions involved, estimates of future claims development, and the legal and other costs to settle or defend the claims. We have significant exposure to fluctuations in the number and severity of claims. If there is an increase in the frequency and severity of claims, or we are required to accrue or pay additional amounts if the claims prove to be more severe than originally assessed, or any of the claims would exceed the limits of our insurance coverage, our profitability would be adversely affected.

In addition to estimates within our self-insured retention, we also must make judgments concerning our coverage limits. If any claim was to exceed our coverage limits, we would have to accrue for the excess amount. Our critical estimates include evaluating whether a claim may exceed such limits and, if so, by how much. Currently, we are not aware of any such claims. If one or more claims were to exceed our effective coverage limits, our financial condition and results of operations could be materially and adversely affected.

Accounting for Income Taxes. Income taxes are accounted for under the asset and liability method, in accordance with ASC 740-10, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Significant management judgment is required in determining our provision for income taxes and in determining whether deferred tax assets will be realized in full or in part. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If it were ever estimated that it is more likely than not that all or some portion of specific deferred tax assets will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that are determined not to be realizable. A valuation allowance for deferred tax assets has not been deemed necessary due to our profitable operations, and because any deferred assets can be fully offset by deferred liabilities. Accordingly, if the facts or financial results were to change, thereby impacting the likelihood of realizing the deferred tax assets, judgment would have to be applied to determine the amount of valuation allowance required in any given period.

Management judgment also is required regarding a variety of other factors, including the appropriateness of tax strategies, expected future tax consequences based on our future performance, and to the extent tax strategies are challenged by taxing authorities, our likelihood of success. We utilize certain income tax planning strategies to reduce our overall cost of income taxes. It is possible that certain strategies might be disallowed, resulting in an increased liability for income taxes. Significant management judgments are involved in assessing the likelihood of sustaining the strategies and in determining the likely range of defense and settlement costs, and an ultimate result worse than our expectations could adversely affect our results of operations.

A tax benefit from an uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

Share-Based Payments. We have stock options outstanding under our stock compensation plan. Exercises are permitted in pre-determined installments based upon a vesting schedule established at the time of grant. Each stock option expires on a date determined at the time of the grant, but not to exceed ten years from the date of the grant. The calculation of employee compensation expense involves estimates that require management judgments. These estimates include determining the value of each of our stock options on the date of grant using a Black-Scholes option-pricing model discussed in Note 9 to the consolidated financial statements. The fair value of our stock options is expensed on a straight-line basis, which generally ranges between five to seven years. Expected volatility is based on historical volatility of our stock. The risk-free rate for periods within the contractual life of the stock option award is based on the rate of a zero-coupon Treasury bond on the date the stock option is granted with a maturity equal to the expected term of the stock option. Management judgment is required to estimate stock option exercises and forfeitures within our valuation model and management bases those decisions on historical data. The expected life of our stock option awards is derived from historical experience under our share-based payment plans and represents the period of time that we expect our stock options to be outstanding.
We have service based restricted stock awards outstanding. The compensation expense uses fair value recognition provisions of ASC 718 under which we estimate the expense.

Segment Reporting. Based on the accounting guidance regarding segment reporting, we have determined that we have one reportable segment in 2012. Please refer to Note 1 to the consolidated financial statements for more information regarding segment reporting.

Letter to Shareholders | Proxy Statement | 2012 Annual Report

New Accounting Pronouncements

See Note 1 to the consolidated financial statements at page III-46 of this report for discussion of new accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk changes in interest rate on debt and from changes in commodity prices.

Under Financial Accounting Reporting Release Number 48 and SEC rules and regulations, we are required to disclose information concerning market risk with respect to foreign exchange rates, interest rates, and commodity prices. We have elected to make such disclosures, to the extent applicable, using a sensitivity analysis approach, based on hypothetical changes in interest rates and commodity prices. We do not enter into derivatives or other financial instruments for trading or speculative purposes, or for which there are no underlying related exposures. Because our operations are mostly confined to the United States, we are not subject to a material amount of foreign currency risk.

Interest Rate Risk

We have interest rate risk to the extent we borrow against our line of credit or incur other debt. Our line of credit bears a variable interest rate, either at the prime rate or LIBOR plus 0.625%. Our earnings would be affected by changes in these short-term interest rates. Risk can be quantified by measuring the financial impact of a near-term adverse increase in short-term interest rates. At our average level of borrowing during 2012, a 1% increase in our applicable rate would reduce pretax earnings by approximately $0.5 million on an annualized basis.

Historically, we have invested our excess cash primarily in highly liquid debt instruments of the U.S. government and its agencies, municipalities in the U.S., money market funds, and equity securities (e.g., common stock). Investments in both fixed rate and floating rate interest earning securities carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. Due in part to these factors, our income from investments may decrease in the future.

Commodity Price Risk

We are subject to commodity price risk with respect to purchases of fuel. The price and availability of diesel fuel can fluctuate due to market factors that are beyond our control. We believe fuel surcharges are effective at mitigating some, but not all, of the risk of high fuel prices because we do not recover the full amount of fuel price increases. As of December 31, 2012, we did not have any derivative financial instruments to reduce our exposure to fuel price fluctuations, but may use such instruments in the future.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated balance sheets of Knight Transportation, Inc. and subsidiaries, as of December 31, 2012 and 2011, and the related consolidated statements of income, consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, together with the related notes and the reports of Grant Thornton LLP, our current independent registered public accounting firm, and Deloitte & Touche LLP, our former independent registered public accounting firm, are set forth beginning at page III-33 in this report.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

CONTROLS AND PROCEDURES

In accordance with the requirements of the Exchange Act and SEC rules and regulations promulgated thereunder, we have established and maintain disclosure controls and procedures and internal control over financial reporting. Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures and internal control over financial reporting will prevent all errors, misstatements, or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to our company, including our consolidated subsidiaries, is made known to the officers who certify our financial reports and to other members of senior management and the Board of Directors. Our management, with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, as of December 31, 2012, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the principal executive and principal financial officers and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our management's evaluation under the criteria set forth in *Internal Control - Integrated Framework,* management concluded that our internal control over financial reporting was effective as of December 31, 2012. No changes occurred in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2012, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The effectiveness of our internal control over financial reporting as of December 31, 2012, has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their attestation report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Knight Transportation, Inc.

We have audited the internal control over financial reporting of Knight Transportation, Inc. (an Arizona corporation) and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2012, and our report dated March 1, 2013, expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Phoenix, Arizona
March 1, 2013

DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

We incorporate by reference the information contained under the headings "Proposal No. 1 - Election of Directors," "Continuing Directors," "Corporate Governance - Our Executive Officers and Certain Significant Employees," "Corporate Governance - The Board of Directors and Its Committees - Committees of the Board of Directors - The Audit Committee," "Corporate Governance - Section 16(a) Beneficial Ownership Reporting Compliance," and "Corporate Governance - Code of Ethics," from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2013 Annual Meeting of Shareholders to be held May 16, 2013.

EXECUTIVE COMPENSATION

We incorporate by reference the information contained under the headings "Executive Compensation," "Corporate Governance - The Board of Directors and Its Committees - Committees of the Board of Directors - The Compensation Committee - Compensation Committee Interlocks and Insider Participation," and "Corporate Governance - The Board of Directors and Its Committees - Committees of the Board of Directors - The Compensation Committee – Report of the Compensation Committee" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2013 Annual Meeting of Shareholders to be held May 16, 2013.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides certain information, as of December 31, 2012, with respect to our compensation plans and other arrangements under which shares of our common stock are authorized for issuance.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options warrants and rights	Number of securities remaining eligible for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	3,424,806	$15.99	3,959,000
Equity compensation plans not approved by security holders	-	-	-
Total	3,424,806	$15.99	3,959,000

We have also issued restricted stock units to our employees, which are not included in the number of securities to be issued upon exercise of outstanding options, warrants, and rights, as listed in Column A above. Our restricted stock units are service-based awards that vest gradually over a period ranging from 5 to 13 years.

We incorporate by reference the information contained under the heading "Security Ownership of Certain Beneficial Owners and Management" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2013 Annual Meeting of Shareholders to be held May 16, 2013.

Letter to Shareholders

Proxy Statement

2012 Annual Report

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

We incorporate by reference the information contained under the headings "Certain Relationships and Related Transactions," and "Corporate Governance - The Board of Directors and Its Committees" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2013 Annual Meeting of Shareholders to be held May 16, 2013.

PRINCIPAL ACCOUNTING FEES AND SERVICES

We incorporate by reference the information contained under the heading "Principal Accounting Fees and Services" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2013 Annual Meeting of Shareholders to be held May 16, 2013.

FINANCIAL STATEMENTS

Report of Grant Thornton LLP, Independent Registered Public Accounting Firm

Report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2012 and 2011

Consolidated Statements of Income for the years ended December 31, 2012, 2011, and 2010

Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011, and 2010

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2012, 2011, and 2010

Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011, and 2010

Notes to Consolidated Financial Statements

ADDITIONAL INFORMATION

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission, may be obtained free of charge by contacting Adam Miller, Secretary, Knight Transportation, Inc., 5601 West Buckeye Road, Phoenix, Arizona 85043.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Knight Transportation, Inc.

We have audited the accompanying consolidated balance sheets of Knight Transportation, Inc. (an Arizona corporation) and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2012. Our audits of the basic consolidated financial statements included the financial statement schedule listed on page III-56. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Knight Transportation, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2013, expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Phoenix, Arizona
March 1, 2013

Letter to Shareholders

Proxy Statement

2012 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Knight Transportation, Inc.
Phoenix, Arizona

We have audited the accompanying consolidated statements of income, comprehensive income, shareholders' equity, and cash flows of Knight Transportation, Inc. and subsidiaries (the "Company") for the year ended December 31, 2010. Our audit also included the financial statement schedule for the year ended December 31, 2010 listed on page III-56. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Knight Transportation, Inc. and subsidiaries for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule for the year ended December 31, 2010, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Phoenix, Arizona
March 1, 2011

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2012 and 2011
(In thousands)

Assets	2012	2011
Current Assets:		
Cash and cash equivalents	$5,684	$9,584
Trade receivables, net of allowance for doubtful accounts of $1,917 and $1,651, respectively	102,553	101,319
Notes receivable, net of allowance for doubtful notes receivable of $291 and $416, respectively	791	1,034
Related party notes and interest receivable	2,814	2,868
Prepaid expenses	17,035	10,131
Assets held for sale	18,362	19,416
Other current assets	12,449	9,605
Income tax receivable	-	3,821
Current deferred tax assets	3,409	2,319
Total current assets	163,097	160,097
Property and Equipment:		
Revenue equipment	681,864	636,634
Land and land improvements	38,979	36,078
Buildings and building improvements	100,158	81,627
Furniture and fixtures	15,953	11,378
Shop and service equipment	9,065	7,865
Leasehold improvements	2,989	2,853
	849,008	776,435
Less: accumulated depreciation and amortization	(264,944)	(229,402)
Property and equipment, net	584,064	547,033
Notes receivable, net of current portion	3,692	3,987
Goodwill	10,276	10,295
Other long-term assets and restricted cash	21,383	16,171
Total assets	$782,512	$737,583

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2012 and 2011
(In thousands, except par value)

Liabilities and Shareholders' Equity	2012	2011
Current Liabilities:		
Accounts payable	$11,281	$14,322
Accrued payroll and purchased transportation	10,489	9,096
Accrued liabilities	16,020	13,645
Claims accrual – current portion	15,892	12,875
Dividend payable – current portion	141	77
Total current liabilities	53,823	50,015
Long-term Liabilities:		
Claims accrual – long-term portion	10,340	8,693
Long-term dividend Payable & other liabilities	2,638	1,457
Deferred tax liabilities	144,871	145,668
Long-term debt	80,000	55,000
Total long-term liabilities	237,849	210,818
Total liabilities	291,672	260,833
Commitments and Contingencies (Note 5)		
Shareholders' Equity:		
Preferred stock, $0.01 par value; 50,000 shares authorized; none issued		
Common stock, $0.01 par value; 300,000 shares authorized; 79,760 and 79,392 shares issued and outstanding at December 31, 2012 and 2011, respectively	798	794
Additional paid-in capital	142,837	132,723
Accumulated other comprehensive loss	(302)	(448)
Retained earnings	346,899	343,290
Total Knight Transportation Shareholders' Equity	490,232	476,359
Noncontrolling interest	608	391
Total Shareholders' Equity	490,840	476,750
Total liabilities and shareholders' equity	$782,512	$737,583

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Statements of Income
For the Years Ended December 31, 2012, 2011 and 2010
(In thousands, except per share data)

	2012	2011	2010
Revenue:			
Revenue, before fuel surcharge	$752,151	$697,286	$615,654
Fuel surcharge	183,885	168,913	115,055
Total revenue	936,036	866,199	730,709
Operating Expenses:			
Salaries, wages and benefits	238,266	218,686	206,536
Fuel	230,178	226,471	174,398
Operations and maintenance	61,875	53,714	46,612
Insurance and claims	32,138	30,072	25,053
Operating taxes and licenses	16,184	15,212	13,998
Communications	5,172	5,534	5,465
Depreciation and amortization	85,056	75,832	70,962
Purchased transportation	148,022	129,143	82,031
Miscellaneous operating expenses	10,878	11,514	10,439
Total operating expenses	827,769	766,178	635,494
Income from operations	108,267	100,021	95,215
Other Income:			
Interest income	417	1,068	1,554
Interest expense	(457)	(180)	-
Other income	1,550	279	843
Total other income	1,510	1,167	2,397
Income before income taxes	109,777	101,188	97,612
Income Taxes	45,014	40,480	38,633
Net income	64,763	60,708	58,979
Net (income)/loss attributable to noncontrolling interest	(646)	(460)	93
Net income attributable to Knight Transportation	$64,117	$60,248	$59,072
Basic Earnings Per Share	$0.80	$0.74	$0.71
Diluted Earnings Per Share	$0.80	$0.74	$0.70
Weighted Average Shares Outstanding - Basic	79,673	81,439	83,533
Weighted Average Shares Outstanding - Diluted	80,000	81,872	84,416

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2012, 2011 and 2010
(In thousands, except per share data)

	2012	2011	2010
Net income attributable to Knight Transportation	$64,117	$60,248	$59,072
Other comprehensive income, net of tax:			
Unrealized gain/(loss) from available-for-sale securities	146	(455)	7
Comprehensive income	$64,263	$59,793	$59,079

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity
For the Years Ended December 31, 2012, 2011 and 2010
(In thousands)

	Common Stock							
	Shares Issued	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Knight Transportation Shareholders' Equity	Noncontrolling Interest	Total Equity
Balance, December 31, 2009	83,302	$833	$115,348	$403,977	-	$520,158	-	$520,158
Exercise of stock options	386	4	4,185	-	-	4,189	-	4,189
Issuance of common stock	5	-	112	-	-	112	-	112
Stock repurchases	-	-	-	-	-	-	-	-
Excess tax benefit of stock option exercises	-	-	602	-	-	602	-	602
Employee stock-based compensation expense	-	-	6,728	-	-	6,728	-	6,728
Cash dividends paid and dividends accrued	-	-	-	(83,335)	-	(83,335)	-	(83,335)
Net income attributable to Knight	-	-	-	59,072	-	59,072	-	59,072
Other comprehensive income	-	-	-	-	7	7	-	7
Capital contributions from noncontrolling interest	-	-	-	-	-	-	24	24
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	(93)	(93)
Balance, December 31, 2010	83,693	$837	$126,975	$379,714	$7	$507,533	$(69)	$507,464
Exercise of stock options and RSUs	275	3	2,006	-	-	2,009	-	2,009
Issuance of common stock	6	-	112	-	-	112	-	112
Stock repurchases	(4,582)	(46)	-	(76,518)	-	(76,564)	-	(76,564)
Shares withheld from RSU settlement	-	-	-	(513)		(513)	-	(513)
Excess tax benefit of stock option exercises	-	-	129	-	-	129	-	129
Employee stock-based compensation expense	-	-	3,501	-	-	3,501	-	3,501
Cash dividends paid and dividends accrued	-	-	-	(19,641)	-	(19,641)	-	(19,641)
Net income attributable to Knight	-	-	-	60,248	-	60,248	-	60,248
Other comprehensive loss	-	-	-	-	(455)	(455)	-	(455)
Net income attributable to noncontrolling interest	-	-	-	-	-	-	460	460
Balance, December 31, 2011	79,392	$794	$132,723	$343,290	$(448)	$476,359	$391	$476,750
Exercise of stock options and RSUs	359	4	3,619	-	-	3,623	-	3,623
Issuance of common stock	9	-	148	-	-	148	-	148
Stock repurchases	-	-	-	-	-	-	-	-
Shares withheld from RSU settlement	-	-	-	(650)	-	(650)	-	(650)
Excess tax benefit of stock option exercises	-	-	30	-	-	30	-	30
Employee stock-based compensation expense	-	-	6,317	-	-	6,317	-	6,317
Cash dividends paid and dividends accrued	-	-	-	(59,858)	-	(59,858)	-	(59,858)
Net income attributable to Knight	-	-	-	64,117	-	64,117	-	64,117
Other comprehensive income	-	-	-	-	146	146	-	146
Distribution to noncontrolling interest	-	-	-	-	-	-	(429)	(429)
Net income attributable to noncontrolling interest	-	-	-	-	-	-	646	646
Balance, December 31, 2012	79,760	$798	$142,837	$346,899	$(302)	$490,232	$608	$490,840

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2012, 2011 and 2010
(In thousands)

	2012	2011	2010
Cash Flows From Operating Activities:			
Net income	$64,763	$60,708	$58,979
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	85,056	75,832	70,962
Gain on sale of equipment	(8,916)	(6,865)	(6,157)
Earn-out on sold investment	(216)	(115)	(718)
Gain on sale of available-for-sale securities	(61)	(90)	-
Gain from insurance claim settlement	-	-	(100)
(Gain)/loss from investment in Transportation Resource Partners III	(261)	(74)	319
Impairment of investment in Transportation Resource Partners I	-	-	960
Compensation expense for issuance of common stock to certain members of board of directors	148	112	112
Provision for allowance for doubtful accounts and notes receivable	883	578	1,553
Deferred income taxes	(1,975)	30,412	10,830
Excess tax benefits related to stock-based compensation	(30)	(60)	(484)
Stock-based compensation expense	6,317	3,501	6,728
Changes in operating assets and liabilities:			
Short-term investments held for trading	-	24,379	42,563
Trade receivables	(2,167)	(22,955)	(6,295)
Related party interest receivable	-	(49)	103
Other current assets	(2,844)	(4,888)	(1,146)
Prepaid expenses	(6,904)	(1,618)	(1,190)
Income tax receivable	3,821	3,092	(6,914)
Other long-term assets	81	(462)	(136)
Accounts payable	4,783	(3,034)	1,993
Accrued liabilities and claims accrual	8,342	2,293	(1,853)
Net cash provided by operating activities	150,820	160,697	170,109
Cash Flows From Investing Activities:			
Purchases of property and equipment	(160,633)	(172,916)	(134,394)
Proceeds from sale of equipment/assets held for sale	39,789	34,608	42,883
Purchase of long-term available-for-sale securities	(2,033)	(313)	(5,014)
Cash proceeds from sale of available-for-sale securities	112	440	103
Cash receipt from notes receivable	1,856	2,674	2,958
Cash payment for notes receivable	(366)	(1,951)	(1,800)
Cash proceeds from related party notes receivable	54	219	803
Investments in Transportation Resource Partners III	(2,382)	(2,316)	(2,628)
Return of investment in Transportation Resource Partners I	216	115	696
Proceeds/earn-out from sale of investment in Concentrek, Inc.	-	-	718
Proceeds from insurance claim settlement	-	-	100
Increase in restricted cash	(416)	(651)	(58)
Net cash used in investing activities	(123,803)	(140,091)	(95,633)
Cash Flows From Financing Activities:			
Dividends paid	(59,141)	(19,540)	(81,972)
Payments to repurchase company stock	-	(76,564)	-
Excess tax benefits related to stock-based compensation	30	60	484
Proceeds from borrowing on line of credit	25,000	55,000	-
Cash investment from noncontrolling interest holder	-	-	24
Cash distribution to noncontrolling interest holder	(429)	-	-
Proceeds from exercise of stock options	3,623	2,009	4,189
Net cash used in financing activities	(30,917)	(39,035)	(77,275)
Net decrease in Cash and Cash Equivalents	(3,900)	(18,429)	(2,799)
Cash and Cash Equivalents, beginning of year	9,584	28,013	30,812
Cash and Cash Equivalents, end of year	$5,684	$9,584	$28,013
Supplemental Disclosures:			
Non-cash investing and financing transactions:			
Equipment acquired included in accounts payable	$2,206	$10,029	$456
Dividend accrued for restricted stock units	$2,251	$1,534	$1,433
Transfer from property and equipment to assets held for sale	$34,244	$35,540	$18,448
Financing provided to independent contractors for equipment sold	$1,200	$2,359	$3,990
Cash flow information:			
Income taxes paid	$40,422	$6,828	$36,664
Interest expense paid	$475	$154	$-

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Summary of Significant Accounting Policies

a. Nature of Business

Knight Transportation, Inc. (an Arizona corporation) and subsidiaries (the "Company") is a short to medium-haul truckload carrier of general commodities headquartered in Phoenix, Arizona. The Company also has service centers located throughout the United States. The Company provides truckload carrier dry van, temperature-controlled, brokerage, intermodal and drayage services. The Company is subject to regulation by the Department of Transportation and various state regulatory authorities.

b. Significant Accounting Policies

Principles of Consolidation - The accompanying consolidated financial statements include Knight Transportation, Inc., and its wholly owned and controlled subsidiaries. The Company's non-controlling interests in subsidiaries are not significant. All intercompany accounts and transactions are eliminated upon consolidation.

Use of Estimates - The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents are comprised of cash, money market funds, and short-term, highly liquid instruments with insignificant interest rate risk and original maturities of three months or less. Cash balances with institutions may be in excess of Federal Deposit Insurance Corporation ("FDIC") limits or may be invested in sweep accounts that are not insured by the institution, the FDIC or any other government agency.

Short-term Investments Held for Trading - Short-term investments held for trading are comprised of debt securities with effective maturities of greater than three months, and represent an investment of cash that is available for current operations. These debt securities are recorded at fair value with realized and unrealized gains and losses included in interest income on our consolidated statements of income. Our short-term investments held for trading are mainly comprised of municipal securities. At December 31, 2012 and 2011, we did not have any short-term investments held for trading.

Notes Receivable – The Company provides financing to independent contractors and third parties on equipment sold or leased under the Company's equipment sale program. Most of the notes are collateralized and are due in weekly installments, including principal and interest payments, ranging from 3.5% to 24%. The Company had 126 and 180 loans outstanding from independent contractors and third parties as of December 31, 2012, and 2011, respectively.

The notes receivable balances are classified separately between current and long-term in the consolidated balance sheets. The current and long-term balance of our notes receivable at December 31, 2012 and 2011 are as follows:

	2012	2011
	(In thousands)	
Notes receivable from independent contractors	$605	$1,265
Notes receivable from third parties	4,169	4,102
Net investment in direct financing and sales-type leases	-	70
Gross notes receivable	4,774	5,437
Allowance for doubtful notes receivable	(291)	(416)
Total notes receivable, net of allowance	$4,483	$5,021
Current portion, net of allowance	791	1,034
Long-term portion	$3,692	$3,987

The following lists the components of the net investment in direct financing and sales-type leases as of December 31, 2012 and 2011:

	2012	2011
	(In thousands)	
Total minimum lease payments to be received	$-	$73
Less: unearned income	-	(3)
Net investment in direct financing and sales-type leases	$-	$70

As of December 31, 2012, no future minimum lease payments are to be received from direct financing and sales-type leases in 2013.

Assets Held for Sale - The Company had $18.4 million and $19.4 million of revenue equipment not being utilized in continuing operations, which is classified as assets held for sale as at December 31, 2012 and 2011, respectively. Assets held for sale are recorded at the lower of depreciated value or fair market value less selling costs, and not subject to depreciation. The Company periodically reviews the carrying value of these assets for possible impairment. No significant impairment was recorded in 2012 or 2011. The Company expects to sell these assets within 12 months.

Other Current Assets - Included in other current assets are inventories of tires, spare parts, and fuel.

Property and Equipment - Property and equipment is stated at cost less accumulated depreciation. Property and equipment is depreciated to estimated salvage values using the straight-line method of depreciation over the following estimated useful lives:

	Years
Land improvements	5 - 10
Buildings and improvements	15 - 30
Furniture and fixtures	3 - 5
Shop and service equipment	2 - 5
Revenue equipment	5 - 10
Leasehold improvements	1 - 5

The Company expenses repairs and maintenance as incurred. For the years ended December 31, 2012, 2011, and 2010, repairs and maintenance expense totaled approximately $30.4 million, $24.2 million, and $21.1 million, respectively, and is included in operations and maintenance expense in the accompanying consolidated statements of income.

The Company periodically reviews the reasonableness of its estimates regarding useful lives and salvage values for revenue equipment and other long-lived assets based upon, among other things, the Company's experience with similar assets, conditions in the used revenue equipment market, and prevailing industry practice.

Tires on revenue equipment purchased are capitalized as a part of the equipment cost and depreciated over the life of the vehicle. Replacement tires and recapping costs are expensed when placed in service.

Other Long-term Assets and Restricted Cash include:

	2012	2011
	(In thousands)	
Investment in Transportation Resource Partners (TRP)	$2,246	$2,246
Investment in Transportation Resource Partners III (TRP III)	7,568	4,925
Restricted Cash and Investments	3,947	3,531
Available-For-Sale Equity Securities	6,369	4,154
Other	1,253	1,315
	$21,383	$16,171

In 2003, the Company signed a partnership agreement with TRP, a company that makes privately negotiated equity investments. According to the original partnership agreement, the Company committed to invest $5.0 million out of approximately $260.0 million total, for a 1.9% ownership interest. In early 2006, the Company increased the commitment amount to $5.5 million. Contributions to TRP are accounted for using the cost method as the level of influence over the operations of TRP is minor. In 2010, the Company received a distribution of $1.9 million from

TRP for the sale of a TRP portfolio company whose value had substantially increased since purchase. The proceeds from the sale resulted in a $1.3 million gain for the Company, with the remaining proceeds representing a return of investment in TRP. The Company also recorded a $960,000 impairment in 2010 for an other-than-temporary loss in its investment, resulting from unrealized losses on the investments remaining within the TRP portfolio. In 2011, the Company received additional earn-out of $115,000 for the portfolio disposed in 2010. The Company also contributed $142,000 to TRP in 2011 as an additional investment. In 2012 the Company recognized income of $216,000 for a distribution from a TRP portfolio company. No contributions were made to TRP in 2012, and the Company's ownership interest in TRP was approximately 1.9%, with a carrying value of $2.2 million at December 31, 2012.

In the fourth quarter of 2008, the Company committed to invest $15.0 million in a new partnership managed and operated by the managers and principals of TRP. The new partnership, TRP III, focuses on the same investment opportunities as TRP. Since its inception, the Company has contributed approximately $7.6 million to TRP III, leaving an outstanding commitment of $7.4 million as of December 31, 2012. The investment in TRP III is accounted for using the equity method. In 2012, the Company recorded a $261,000 gain from its investment in TRP III, compared to a $74,000 gain for the same period in 2011. At December 31, 2012, the investment balance in TRP III was $7.6 million, compared to $4.9 million a year ago. The Company's ownership interest was approximately 6.1% as at December 31, 2012.

Restricted Cash and Investments and Available-For-Sale Equity Securities – In connection with the Company's self-insurance program, $3.9 million and $3.5 million have been set aside in escrow accounts to meet statutory requirements at December 31, 2012 and 2011, respectively.

In accordance to provisions of ASC 210, Balance Sheet, and ASC 320, Investments – Debt and Equity Securities, the Company's investments in debt or equity securities are classified as either trading securities, held-to-maturity securities, or available-for-sale securities, based on the Company's intent with respect to those securities. Investments in debt and equity securities are classified as trading securities if they are held principally for the purpose of selling in the near term. Investments in debt securities are classified as held-to-maturity if the Company has the positive intent to hold such securities to maturity and the ability to do so. Investments in debt and equity securities not classified as trading or held-to-maturity are classified as available-for-sale. In connection with the Company's cash management and investment policies, the Company invested in equity securities during 2012, and 2011. These investments are classified as available-for-sale equity securities. The balance of available-for-sale equity securities was $6.4 million, and $4.2 million, at December 31, 2012, and 2011, respectively.

Impairment of Long-Lived Assets – ASC 360-10, Property, Plant and Equipment, provides a single accounting model for the assessment of impairment of long-lived assets. In accordance with ASC 360-10, Long-lived Assets, such as property and equipment, and purchased intangibles to be held and used in operations are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level at which identifiable cash flows are largely independent when assessing impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets classified as held for sale are presented in the Company's consolidated balance sheets at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The revenue equipment classified as held for sale is presented in "assets held for sale" on the Company's consolidated balance sheets. Recoverability of long-lived assets is dependent upon, among other things, the Company's ability to continue to achieve profitability in order to meet its obligations when they become due. In the opinion of management, based upon current information, the carrying amount of long-lived assets will be recovered by future cash flows generated through the use of such assets over their respective estimated useful lives.

Goodwill & Intangibles, net - Goodwill is not amortized but is reviewed for impairment at least annually (December 31), or more frequently should any of the circumstances as listed in ASC 350-20, Goodwill, occur. The standard permits an entity to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the impairment test as prescribed in ASC 350-20. Goodwill is required to be tested for impairment at the reporting unit level, utilizing a two-step methodology. The initial step requires the Company to determine the fair value of the reporting unit and compare it to the carrying value, including goodwill, of such unit. No impairment is recognized if the fair value exceeds the carrying value; however, if the carrying value of the reporting unit exceeds its fair value, the goodwill of the reporting unit may be impaired. The amount, if any, of the impairment would then be measured in the second step. The Company completed this annual test as of December 31, 2012, and no adjustment for impairment was determined necessary. The Company has no accumulated goodwill impairment loss from prior years.

During fiscal year 2006, the Company recorded approximately $1.8 million of goodwill and $310,000 finite lived intangible assets in connection with the acquisition of most of the trucking assets of Roads West. In 2007, the Company paid Roads West $135,000 for an earn-out, representing the final earn-out under the purchase agreement. The earn-out paid in 2007 was recorded as additional goodwill related to this acquisition. The basis of goodwill for tax purposes was determined to be in excess of the book basis of goodwill. Under this circumstance, ASC 740, Income Taxes, requires that the goodwill be separated into two components for the acquisitions before the adoption of ASC 805, Business Combination. The first component is equivalent to book goodwill and future tax amortization of this component is treated as a temporary difference, for which a deferred tax liability is established. The second component is the excess tax goodwill over the book goodwill, for which no deferred taxes are recognized. The tax benefit from the recognition on the tax return of the amortization of the second component is treated as a reduction in the book basis of goodwill. The finite lived intangible portion was amortized using the straight-line method over a five-year period.

All goodwill was recorded in connection with the Company's asset-based businesses. The changes in the carrying amounts of goodwill were as follows:

	2012	2011
	(In thousands)	
Goodwill at beginning of period	$10,295	$10,313
Amortization relating to deferred tax assets	(19)	(18)
Goodwill at end of period	$10,276	$10,295

Intangible assets consist of the following:

	2012	2011
	(In thousands)	
Intangible assets at beginning of period	$-	$52
Amortization	-	(52)
Intangible assets at end of period	$-	$-

Claims Accrual - The claims reserves represent accruals for estimated pending claims within the self insured retention ("SIR"), including adverse development of known claims, and incurred but not reported claims. These estimates are based on the Company's claims experience, including claims settlement patterns, historical payment trends, the experience/knowledge of the Company's self-administered claims as well as that of the third-party administrator as it relates to workers' compensation claims, along with assumptions about future events, and the assistance of an actuary in 2010. The most significant assumptions used in the estimation process include determining the trend in costs, the expected cost of claims incurred but not reported and the expected costs to settle or pay outstanding claims. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change significantly in the near term. A higher SIR may cause assumptions and estimates to vary more unpredictably than a lower SIR.

Revenue Recognition - The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable. These conditions are met upon delivery.

In accordance with ASC 605-45, Revenue Recognition – Principal Agent Consideration, the Company accounts for revenue from our asset-based operations, our non-asset-based operations, and revenue on freight transported by independent contractors within our asset-based operations on a gross basis. The Company is the primary obligor in the arrangements, the Company has the ability to establish prices, the Company has discretion in selecting the independent contractor or other third party that will perform the service, the Company has the risk of loss in the event of cargo claims, and the Company bears credit risk with customer payments. Accordingly, all such revenue billed to customers is classified as operating revenue and all corresponding payments to carriers for transportation services the Company arranges in connection with brokerage and intermodal activities and to independent contractor providers of revenue equipment are classified as purchased transportation expense.

Allowance for Doubtful Accounts - Revenue is recognized when freight is delivered, creating a credit sale and an account receivable. Credit terms for customer accounts are typically on a net 30 day basis. The Company establishes an allowance for doubtful accounts based on historical experience as well as any known trends or uncertainties related to customer billing and account collectability. The Company reviews the adequacy of its allowance for doubtful accounts on a quarterly basis.

Allowance for Doubtful Notes Receivable - The Company evaluates the collectability of notes and finance lease receivables on a customer-by-customer basis. The Company establishes an allowance for credit losses based on specific customer circumstances, payment patterns, credit risk changes and historical loss experience. The Company reviews the adequacy of its allowance for doubtful notes receivable quarterly.

Income Taxes - The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records a valuation allowance for deferred tax assets to the extent it believes these assets are not more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. A valuation allowance for deferred tax assets has not been deemed necessary due to the Company's profitable operations.

The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

Financial Instruments - The Company's financial instruments include cash equivalents, short-term investments held for trading, available-for-sale securities, trade receivables, notes receivable, accounts payable, and long-term debt. Due to the short-term nature of cash equivalents, short-term investments held for trading, trade receivables, and accounts payable, the fair value of these instruments approximates their recorded value. Available-for-sale securities consist of marketable equity securities stated at fair value. Due to the variable interest rate, the fair value of long-term debt approximates fair value.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables and notes receivable. Revenue for the Company's three largest customers accounted for approximately 10% of the total revenue for the year ended 2012, and 12% for each of the years ended 2011 and 2010. Balances due from the three largest customers account for approximately 7.7% of the total trade receivable balance as of December 31, 2012, compared to 9.5% a year ago. Revenue from the Company's single largest customer represented approximately 4% of total revenue for the year ended December 31, 2012, and approximately 5% for each of the years ended 2011, and 2010. The balance due from the single largest customer accounts for approximately 1.3% of the total trade receivable balance as of December 31, 2012, compared to 3.7% a year ago.

Earnings Per Share - A reconciliation of the numerator (net income) and denominator (weighted average number of shares outstanding) of the basic and diluted earnings per share ("EPS") computations for 2012, 2011, and 2010 are as follows (in thousands, except per share data):

	2012			2011			2010		
	Net Income (numerator)	Shares (denominator)	Per Share Amount	Net Income (numerator)	Shares (denominator)	Per Share Amount	Net Income (numerator)	Shares (denominator)	Per Share Amount
Basic EPS	$64,117	79,673	$0.80	$60,248	81,439	$0.74	$59,072	83,533	$0.71
Effect of stock options & restricted stock	-	327		-	433		-	883	
Diluted EPS	$64,117	80,000	$0.80	$60,248	81,872	$0.74	$59,072	84,416	$0.70

Certain shares of common stock were excluded in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares, and therefore, the effect would be anti-dilutive. A summary of those options for the twelve months ended December 31, 2012, 2011, and 2010, respectively, is as follows:

	2012	2011	2010
Number of anti-dilutive shares	1,926,298	2,655,814	1,349,258

Segment Information – The Company is a provider of multiple truckload transportation services with a nationwide network of service centers through which it operates one of the country's largest tractor fleets. In addition to its own fleet, the Company also partners with third-party equipment providers to provide truckload capacity and a broad range of solutions to truckload shippers. The Company has five operating segments comprised of three asset-based operating segments (dry van truckload, temperature-controlled truckload, and port services) and two non-asset-based operating segments (brokerage and intermodal services). Through its asset-based and non-asset-based capabilities the Company is able to transport, or can arrange for the transportation of, general commodities for customers throughout the United States and parts of Canada and Mexico.

Based on the guidance set forth in ASC 280-10, Segment Reporting, in 2011 the Company determined that it has one reportable segment as all five operating segments meet all of the aggregation criteria. Based on the Company's 2011 evaluation, it concluded that all operating segments exhibit similar long-term economic characteristics, have similar performance indicators, and are exposed to the same competitive, operating, financial, and other risk factors.

New Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02 "Other Comprehensive Income": This ASU intends to improve the reporting of reclassifications out of accumulated other comprehensive income by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The new guidance is effective for fiscal years beginning after December 15, 2012. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements and the Company does not expect the adoption of this guidance to have a material impact on the Company's consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-12 "Comprehensive Income (ASC 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-15" ("ASU 2011-05"), to defer certain aspects of ASU 2011-05 "Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income" ("ASU 2011-05"), beyond the current effective date, specifically the provisions dealing with reclassification adjustments. Because the standard only impacts the display of comprehensive income and does not impact what is included in comprehensive income, adoption of the standard has not had a material impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, "Intangibles-Goodwill and Other (ASC 350): Testing Goodwill for Impairment" ("ASU 2011-08"), which amends current goodwill impairment guidance. Under the amendments in this ASU, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. Under the amendments in this ASU, an entity also has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. Adoption of ASU 2011-08 has not had a material impact on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (ASC 220): Presentation of Comprehensive Income" ("ASU 2011-05"), which amends current comprehensive income guidance. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' equity. Instead, the Company must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. The Company adopted the standard effective January 1, 2012, which has affected the presentation of comprehensive income, but did not otherwise impact the financial position or results of operations.

In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement (ASC 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04"), which clarifies existing fair value measurement and disclosure requirements, amends certain fair value measurement principles and requires additional disclosures about fair value measurements. ASU 2011-04 will be effective during the interim and annual periods beginning after December 15, 2011; early adoption is not permitted. The Company adopted the standard effective January 1, 2012 with no material impact on the consolidated financial statements.

2. Fair Value Measurements

The Company's assets and liabilities that have been measured at fair value are based on principles set forth in ASC 820-10, Fair Value Measurements and Disclosure, for recurring and non-recurring fair value measurements of financial and non-financial assets and liabilities. This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard establishes a three-level hierarchy for fair value measurements based upon the significant inputs used to determine fair value. Observable inputs are those obtained from market participants external to the Company, while unobservable inputs are generally developed internally, utilizing management's estimates, assumptions, and specific knowledge of the nature of the assets or liabilities and related markets. The three levels are defined as follows:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.) and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 – Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company's assumptions about the pricing of an asset or liability.

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company's financial assets and liabilities that are required to be measured on a recurring basis at fair value as of December 31, 2012 and December 31, 2011.

			Level One		Level Two		Level Three	
	Balance at December 31, 2012	Balance at December 31, 2011	Balance at December 31, 2012	Balance at December 31, 2011	Balance at December 31, 2012	Balance at December 31, 2011	Balance at December 31, 2012	Balance at December 31, 2011
	(In thousands)							
Assets:								
Money market funds	-	-	-	-	-	-	-	-
Trading Securities:								
Debt securities - municipal securities	-	-	-	-	-	-	-	-
Available-for-sale Securities:								
Equity securities - common shares	$6,369	$4,154	$6,369	$4,154	-	-	-	-
Restricted cash and investments:								
Money market funds	$1,231	$823	$1,231	$823	-	-	-	-
Trading Securities:								
Debt securities - municipal securities	$2,716	$2,708	-	-	$2,716	$2,708	-	-

At December 31, 2012, the Company had $6.4 million of marketable equity securities that were classified as available-for-sale securities and carried at fair value, with unrealized gains and losses recorded as a component of accumulated other comprehensive income in shareholders' equity. Realized gains and losses, and declines in value judged to be other-than-temporary, on available-for-sale securities are included in the determination of net income. As of December 31, 2012, these available-for-sale marketable equity securities are included in "Other long-term assets and restricted cash." Accumulated unrealized losses of $302,000, net of estimated tax impact of $185,000, are included in accumulated other comprehensive loss as at December 31, 2012, and accumulated unrealized losses of $448,000, net of estimated tax impact of $273,000, was included in accumulated other comprehensive loss as at December 31, 2011.

3. Line of Credit and Long-Term Debt

The Company maintains a revolving line of credit which permits revolving borrowings and letters of credit. Previously the line of credit has been maintained at $50.0 million. In 2011, the Company amended the line of credit agreement with Wells Fargo Bank to increase the line of credit to $150.0 million, and also extended the maturity date from September 2012 to July 2016. The amended line of credit bears interest either at the prime rate or LIBOR plus 0.625%, determined by the Company at the time of borrowing. Under the line of credit agreement, the Company has $80.0 million and $55.0 million debt outstanding as of December 31, 2012, and 2011, respectively. The weighted average variable annual percentage rate ("APR") for amounts borrowed in 2012 was 0.94%, and 0.84% for amounts borrowed in 2011. Borrowing under the line of credit is recorded in "Long-term debt" in the consolidated balance sheets. In connection with the Company's self-insurance program, the Company also utilized $24.0 million of the line of credit for letters of credit issued to various regulatory authorities. As of December 31, 2012, the line of credit available for future borrowing was $46.0 million. The Company is obligated to comply with certain financial and other covenants under the line of credit agreement, including maintaining a ratio of consolidated debt to consolidated EBITDA of not greater than 2.0 to 1.0, maintaining positive pre-tax profit for each fiscal quarter, maintaining positive net income after tax for each fiscal year, and maintaining tangible net worth of not less than $325.0 million. The Company was compliant with its financial ratios and covenants at December 31, 2012.

4. Income Taxes

Income tax expense consists of the following (in thousands):

	2012	2011	2010
Current income taxes:			
Federal	$42,280	$6,466	$23,363
State	4,709	3,602	4,440
	46,989	10,068	27,803
Deferred income taxes:			
Federal	(2,403)	30,087	10,505
State	428	325	325
	(1,975)	30,412	10,830
	$45,014	$40,480	$38,633

The effective income tax rate is different than the amount which would be computed by applying statutory corporate income tax rates to income before income taxes. The differences are summarized as follows (in thousands):

	2012	2011	2010
Tax at the statutory rate (35%)	$38,422	$35,416	$34,197
State income taxes, net of federal benefit	3,489	2,667	3,258
Nondeductible driver per diem	1,989	1,984	1,890
Other, net	1,114	413	(712)
	$45,014	$40,480	$38,633

The net effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2012 and 2011 are as follows (in thousands):

	2012	2011
Short-term deferred tax assets (liabilities):		
Claims accrual	$2,317	$1,579
Other	3,394	2,943
Prepaid expenses deducted for tax purposes	(2,302)	(2,203)
Short-term deferred tax assets, net	$3,409	$2,319
Long-term deferred tax liabilities (assets):		
Property and equipment depreciation	$150,525	$151,001
Claims accrual	(5,654)	(5,333)
Long-term deferred liabilities, net	$144,871	$145,668

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2012, 2011, and 2010 is as follows (in thousands):

Unrecognized Tax Benefits:	2012	2011	2010
Beginning Balance	$ -	$ -	$195
Additions based on tax positions related to the current year	-	-	-
Additions for tax positions of prior years	-	-	-
Reductions for tax positions of prior years	-	-	-
Lapse of statute of limitations	-	-	(195)
Settlements	-	-	-
Ending Balance	$ -	$ -	$-

Potential interest and penalty accruals and reversals related to unrecognized tax benefits were recognized as a component of income tax expense. With running of the statute of limitations, these accruals were no longer required at both December 31, 2012 and 2011. Accrued interest and penalties at both December 31, 2012 and 2011 are zero.

The Company files U.S. and state income tax returns with varying statutes of limitations. The 2009 through 2012 tax years generally remain subject to examination by the federal authority, and the 2008 through 2012 tax years generally remain subject to examination by state tax authorities. The Company does not believe the unrecognized tax benefits will change significantly over the next 12 months.

5. Commitments and Contingencies

a. Purchase Commitments

The Company's total purchase commitment in 2013 is $94.3 million, which primarily consists of revenue equipment, net of equipment trade-ins from contracted vendors, and a carry forward of approximately $596,000 from 2012 contracts. The Company generally has the option to cancel with advanced notice ranging from 9 weeks to 90 days prior to the scheduled production.

b. Investment Commitments

In 2003, the Company signed a partnership agreement with Transportation Resource Partners (TRP), a company that makes privately negotiated equity investments. Per the original partnership agreement, the Company committed to invest $5.0 million to TRP. In 2006, the Company increased the commitment amount to $5.5 million. The carrying value of the Company's investment in TRP was $2.2 million at December 31, 2012 and 2011.

In the fourth quarter of 2008, the Company formed Knight Capital Growth, LLC and committed $15.0 million to invest in a new partnership managed and operated by the managers and principals of TRP. The new partnership, Transportation Resource Partners III, LP ("TRP III"), is focused on similar investment opportunities as TRP. As of December 31, 2012, the Company has contributed approximately $7.6 million to TRP III, leaving an outstanding commitment of $7.4 million as of December 31, 2012.

c. Operating Leases

The Company periodically leases certain service center building facilities under non-cancelable operating leases. The Company also has operating leases for trailer storage. Rent expense under operating leases was approximately $2.4 million, $2.5 million, and $2.3 million for the years ended December 31, 2012, 2011, and 2010, respectively. Rent expense for these facilities is included as an operating expense under "Miscellaneous operating expenses" on the Company's consolidated statements of income.

The Company also has communication equipment agreements under non-cancelable operating leases. The lease terms for the communication equipment expired in 2012.

Periodically the Company leases certain revenue equipment under non-cancelable operating leases. The Company did not lease any revenue equipment in 2012, 2011, or 2010.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2012 are as follows:

Year Ending December 31,	Amount (In thousands)
2013	$1,265
2014	1,345
2015	415
2016	1,137
2017 & thereafter	1,172
Total	$5,334

d. Other

The Company is involved in certain claims and pending litigation arising in the normal course of business. These proceedings primarily involve claims for personal injury or property damage incurred in the transportation of freight or for personnel matters. The Company maintains insurance to cover liabilities arising from the transportation of freight in amounts in excess of self-insurance retentions, and accrues for estimated self-insured claims liabilities as described in Note 6. Based on present knowledge of the facts and, in certain cases, advice of outside counsel, management believes the resolution of claims and pending litigation, taking into account existing reserves, will not have a materially adverse effect on the Company's financial position or results of operations.

The Company also is involved in certain class action litigation in which the plaintiffs allege claims for failure to provide meal and rest breaks, unpaid wages, unauthorized deductions and other items. Based on its knowledge of the facts and advice of outside counsel, management does not believe the outcome of the litigation is likely to have a materially adverse effect on the Company's financial position or results of operations. However, the final disposition of these matters and the impact of such final dispositions cannot be determined at this time.

6. Claims Accrual

The primary claims arising for the Company consist of auto liability (personal injury and property damage), cargo liability, collision, comprehensive and workers' compensation. The Company is insured against auto liability claims under a self-insured retention ("SIR") policy with retention ranging from $1.0 million to $3.0 million per occurrence and in some years, depending on the applicable policy year, the Company has been responsible for "aggregate" losses up to $1.5 million. For the policy year February 1, 2012 to January 31, 2013 the Company's SIR was $2.0 million with an additional $1.0 million responsibility for "aggregate" losses. For the policy period February 1, 2013 to January 31, 2014, the Company's SIR is $3.0 million with no responsibility for additional "aggregate" losses. The Company is also self-insured for workers' compensation coverage, with a self-retention level of a maximum $500,000 per occurrence. The Company establishes reserves to cover these self-insured liabilities and maintains insurance to cover liabilities in excess of those amounts. The Company's insurance policies provide for excess personal injury and property damage liability up to a total of $55.0 million per occurrence, which also includes a separate $2.5 million dollar aggregate deductible.

The Company also maintains excess coverage for employee medical expenses and hospitalization. The self-retention amount for employee medical health was $225,000 per claimant for 2012 and 2011, and will remain this amount for 2013.

The Company's claims reserves are classified separately between current and long-term in the balance sheet. The current and long-term balance of the Company's claims reserves at December 31, 2012 and 2011 are as follows:

	2012	2011
	(In thousands)	
Auto reserves	$15,333	$10,305
Workers' compensation reserves	8,887	9,294
Employee medical reserves	2,012	1,969
Total reserves	$26,232	$21,568
Current portion	$15,892	$12,875
Long-term portion	$10,340	$8,693

A reconciliation of the beginning and ending amount of the Company's claims reserves for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011
	(In thousands)	
Beginning Balance	$21,568	$24,011
Provisions recorded	52,140	50,005
Claims paid and direct expenses	(47,476)	(52,448)
Total reserves	$26,232	$21,568

The provision recorded for the year ended December 31, 2012 is comprised of $32.1 million for insurance and claims expense, which is included in "Insurance and claims" line of the consolidated statements of income, $6.1 million for workers' compensation expense, and $13.9 million for medical expense, both of which are included in "Salaries, wages and benefits" line of the consolidated statements of income. The provision recorded for the year ended December 31, 2011 is comprised of $30.1 million for insurance and claims expense, $5.7 million for workers' compensation expense, and $14.2 million for medical expense.

7. Related Party Transactions

In September 2005, the Company sold 100% of its investment interest in Concentrek. In April 1999, the Company acquired a 17% interest in Concentrek and Randy, Kevin, Gary, and Keith Knight, and members of Concentrek's management, owned the remaining 83%. The Company made loans to Concentrek to fund start-up costs. The Company received proceeds from the sale that satisfied all outstanding loans and investments in Concentrek, resulting in a net gain of approximately $600,000 in 2005. Subsequent to the sale of Concentrek in 2005, the Company received $718,000, $225,000 and $188,000 from Concentrek as an earn-out in 2010, 2008 and 2007, respectively. No earn-out was received in 2012 and 2011.

The Company has provided general business loans to US West Agriculture Exporters, LLC, a company that transacts business with the Company's drayage operation, and in which Larry Knight is a 33% owner. Larry Knight is an employee of the Company and the brother of Kevin Knight and Keith Knight, the Company's Chief Executive Officer and Chief Operating Officer, respectively. The loan balance, including interest, due at December 31, 2012, was approximately $2.8 million, compared to approximately $2.9 million at December 31, 2011. The principal loan and interest balance is recorded in the "Related party notes and interest receivable" line of the consolidated balance sheets. The loan to US West Agriculture Exporters, LLC is secured by guaranties of the members of US West Agriculture Exporters, LLC. The Company is working with US West Agriculture Exporters, LLC regarding repayment of the remaining balance of the loan, and have received a court judgment protecting the Company's rights in the assets of US West Agriculture Exporters, LLC.

Subsequent to the year-end, the Company has received a payment, in the amount of $745,272, from one of the members of US West Agriculture Exporters, LLC, for partial payment of the outstanding loan balance pursuant to the member's obligations under the loan guarantee. Based on its knowledge of the facts, management believes it will recover the entire outstanding principal balance of the loan.

8. Shareholders' Equity

During 2012, 2011, and 2010, certain non-employee Board of Director members received annual director fees through the issuance of common stock in equivalent shares. The table below reflects this activity for the years as presented.

	2012	2011	2010
Annual director fees paid through stock issuance	$148,437	$112,493	$112,489
Shares of Common stock issued	9,040	6,495	5,555

9. Stock Based Compensation and Employee Benefit Plans

a. Stock-Based Compensation

Since 1994, the Company has maintained a stock option plan for the benefit of its officers, employees, and directors. On May 17, 2012, our shareholders approved the 2012 Equity Compensation Plan (the "2012 Plan"), effective May 18, 2012. The 2012 Plan replaces the Amended and Restated 2003 Stock Option and Equity Compensation Plan, as amended and restated in May 2009 (the "2003 Plan"). Grants outstanding under the 2003 Plan will continue in force and effect, but any grants of stock-based compensation after May 18, 2012, will be made under the 2012 Plan.

The 2012 Plan is administered by the Compensation Committee of the Board of Directors (the "Compensation Committee"). The Compensation Committee has discretion to determine the number of shares subject to each grant and the terms and conditions of each grant, subject to the general limitations of the 2012 Plan, but in any calendar year, no single grant may exceed 650,000 shares. The Compensation Committee may award incentive stock options, non-qualified stock options, restricted stock grants, restricted stock units or stock appreciation rights to employees and officers. Incentive stock options are designed to comply with the applicable provisions of the Internal Revenue Code (the "Code") and are subject to restrictions within the Code. Vesting schedules for grants are set by the Compensation Committee and vary according to the goals of the grant. Grants, including stock options, must be granted with exercise price equal to the fair market value, determined by the closing price of the stock on the date the grant is made, as reported by the New York Stock Exchange. The exercise price of stock options granted may not be modified. Most stock options granted by the Company cannot be exercised until at least one (1) year after the date of grant and are forfeited upon termination of employment for reasons other than death, disability, or retirement. The 2012 Plan reserves 4 million shares for the grant of equity compensation awards, of which 200,000 shares are reserved for issuance to outside directors. The 2012 Plan will terminate on May 16, 2022.

From 2003 to 2006, independent directors received automatic grants of non-qualified stock options upon joining the Board of Directors and annually thereafter. In 2007, Company's Board of Directors adopted a new compensation structure for independent directors, whereby the practice of making automatic grants to independent directors was discontinued. Under the new structure, effective February 2007, independent directors receive annual compensation that is payable 50% in cash and 50% in common stock.

Stock-based compensation charges were approximately $6.3 million, $3.5 million, and $6.7 million for the years ended December 31, 2012, 2011, and 2010, respectively, which reduced income from operations accordingly. Stock-based compensation expense recognized is based on awards ultimately expected to vest and has been reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

In 2012, the Compensation Committee of the Board of Directors approved the accelerated vesting of certain stock options issued prior to 2009, resulting in approximately $4.0 million of pre-tax stock compensation expense ($3.9 million after tax) in the current year.

The Company received $3.6 million, $2.0 million, and $4.2 million in cash from the exercise of stock options during the years ended December 31, 2012, 2011 and 2010, respectively. The excess tax benefit realized for the tax deductions from the exercise of options of the share-based payment arrangements for the years ended December 31, 2012, 2011, and 2010, was approximately $30,000, $60,000, and $484,000, respectively. This tax benefit also decreased cash provided by operating activities, and increased cash provided by financing activities by the same amount for all years presented.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model. Listed below are the weighted average assumptions used for the fair value computation:

	Year Ended December 31,		
	2012	2011	2010
Dividend yield [(1)]	N/A	1.58%	1.21%
Expected volatility [(2)]	N/A	33.73%	34.60%
Risk-free interest rate [(3)]	N/A	0.38%	2.10%
Expected terms [(4)]	N/A	3.92 years	4.92 years
Weighted average fair value of options granted	N/A	$3.48	$5.58

(1) The dividend yield is based on the Company's historical experience and future expectation of dividend payouts.

(2) The Company analyzed the volatility of its stock using historical data for the past seven years to through the end of the most recent period to estimate expected volatility.

(3) The risk-free interest rate assumption is based on U.S. Treasury securities at a constant maturity with a maturity period that most closely resembles the expected term of the stock option award.

(4) The expected terms of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and has been determined based on historical exercise behavior for the past seven years through the end of the most recent period.

As of December 31, 2012, there was $0.8 million of unrecognized compensation cost related to unvested stock option compensation awards granted under the 2012 Equity Compensation Plan and our prior stock option plan. That cost is expected to be recognized over a weighted-average period of 2.6 years, and a total period of 4.7 years.

A summary of the award activity for the years ended December 31, 2012, 2011, and 2010 is presented below:

	2012		2011		2010	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	3,823,585	$15.80	4,144,476	$15.68	4,383,643	$15.05
Granted	-	$0.00	109,500	$15.15	241,200	$18.85
Exercised	(281,993)	$12.85	(189,788)	$10.53	(386,137)	$10.86
Forfeited and Expired	(116,786)	$17.13	(240,603)	$16.72	(94,230)	$15.94
Outstanding at end of year	3,424,806	$15.99	3,823,585	$15.80	4,144,476	$15.68
Vested and exercisable at end of year	3,174,843	$15.86	2,314,558	$15.32	2,052,545	$14.87
Weighted average fair value of options granted during the period		N/A		$3.48		$5.58

As of December 31, 2012, the number of options that were currently vested and expected to become vested was 3,399,114. These options have a weighted-average exercise price of $15.98, a weighted-average contractual remaining term of 3.82 years, and an aggregate intrinsic value of $1.3 million.

The following table summarizes information about stock options to purchase the Company's common stock at December 31, 2012:

Range of Exercise Prices	Shares Outstanding	Weighted Avg. Contractual Years Remaining	Weighted Avg. Exercise Price Per Share	Number Vested and Exercisable	Weighted Avg. Exercise Price Per Share for Vested and Exercisable
$8.42 - 10.52	13,185	1.07	$10.40	13,185	$10.40
$10.53 - 12.63	371,317	1.16	$11.40	371,317	$11.40
$12.63 - 14.73	195,560	2.42	$14.45	191,575	$14.48
$14.74 - 16.83	1,452,562	3.88	$15.34	1,379,829	$15.34
$16.84 - 18.94	1,359,182	4.79	$18.12	1,190,937	$18.03
$18.95 - 21.05	33,000	3.84	$20.03	28,000	$20.17
Overall Total	3,424,806	3.85	$15.99	3,174,283	$15.86

The total intrinsic value of options exercised during the twelve-month period was $1.3 million, $1.2 million, and $3.6 million in 2012, 2011, and 2010, respectively. Based on the market price as of December 31, 2012, the intrinsic value of options outstanding and intrinsic value of options exercisable as of December 31, 2012 are both approximately $1.3 million. The weighted average remaining contractual life as of December 31, 2012 for vested and exercisable options is 3.53 years.

Since 2009, the Company has issue restricted stock units (RSUs) to its employees. The Company's RSU program consists of service based awards that vest gradually over a period ranging from 5 to 13 years. In 2010, the Company issued 15,560 RSUs with a market value of $19.28. In 2011, the Company issued 123,500 RSUs with a market value ranging from $14.96 to $15.15 per share based on closing market price on the date of issuance. In 2012, the Company issued 41,000 RSUs with a market value of $16.76 per share based on the closing market price on the date of issuance. Stock compensation expense for these RSUs is being amortized using the straight-line method over the vesting period. As of December 31, 2012, the Company had approximately $15.3 million of unrecognized compensation expense related to restricted stock awards, which will be recognized over a weighted average period of 5.1 years.

RSUs not yet vested are entitled to accumulate quarterly cash dividends that are paid to shareholders holding outstanding shares of the Company's common stock. Accrued dividends are paid to recipients as the RSUs vest. Accrued dividends are forfeited if RSUs are canceled or terminated. Dividends paid under the RSU program are charged to retained earnings.

The following tables summarize the Company's restricted stock award activity for the fiscal year ended December 31, 2012:

	2012		2011		2010	
	Number of Restricted Stock Awards	Weighted Average Grant Date Fair Value	Number of Restricted Stock Awards	Weighted Average Grant Date Fair Value	Number of Restricted Stock Awards	Weighted Average Grant Date Fair Value
Unvested at January 1						
Unvested at January 1,	1,325,817	$16.01	1,364,560	$16.11	1,409,500	$16.08
Granted	41,000	$16.76	123,500	$15.03	15,560	$19.28
Vested	(114,605)	$16.00	(81,513)	$16.11	(30,000)	$16.04
Forfeited and Expired	(41,680)	$15.97	(80,730)	$16.07	(30,500)	$16.32
Outstanding (unvested) at end of year	1,210,532	$16.04	1,325,817	$16.01	1,364,560	$16.11

Under the Company's amended 2003 Plan, equity awards become fully vested upon the death or disability of the employee. One senior officer of the Company passed away in 2010, resulting in the vesting of 30,000 shares of restricted stock units in 2010 under the plan. During the fourth quarter of 2010, the Company recognized a $2.5 million pre-tax ($2.0 million after-tax) stock compensation charge for the accelerated vesting of such restricted stock units and for an adjustment to the straight-line expense recognition of share-based payment awards as prescribed in ASC 718.

b. 401(k) Profit Sharing Plan

The Company has a 401(k) profit sharing plan (the "Plan") for all employees who are 19 years of age or older and have completed one year of service with the Company. The Plan provides for a mandatory matching contribution equal to 50% of the amount of the employee's salary deduction not to exceed $850 annually per employee. The Plan also provides for a discretionary matching contribution. In 2012, 2011, and 2010, there were no discretionary contributions. Employees' rights to employer contributions vest after five years from their date of employment. The Company's mandatory matching contribution was approximately $266,000, $273,000, and $298,000 in 2012, 2011, and 2010, respectively.

10. Company Share Repurchase Program

On November 13, 2008, the Company's Board of Directors unanimously authorized the repurchase of up to 3.0 million shares of the Company's common stock. As of December 31, 2010, there were 2,020,956 shares remaining under the 2008 authorization. On May 19, 2011, the Company's Board of Directors unanimously authorized the repurchase of an additional 10.0 million shares of the Company's common stock. The repurchase authorization is intended to afford the Company flexibility to acquire shares opportunistically in future periods and does not indicate an intention to repurchase any particular number of shares within a definite timeframe. Any repurchases would be effected based upon share price and market conditions.

Under the share repurchase program, the company repurchased 4,582,400 shares of the Company's common stock in the open market for approximately $76.6 million for the year ended December 31, 2011, and no shares were repurchased in the year ended December 31, 2012. The shares acquired have been retired and are available for future issuance. The purchases were made in accordance with Securities and Exchange Commission Rule 10b-18, which limits the amount and timing of repurchases. As of December, 2012, there were 7,438,556 shares remaining for future purchases under the repurchase program. The repurchase authorization will remain in effect until the share limit is reached or the program is terminated.

11. Quarterly Financial Data (unaudited)

The following table sets forth certain unaudited information about the Company's revenue and results of operations on a quarterly basis for 2012 and 2011 (amount in thousands, except per share data):

	2012			
	Mar 31	June 30	Sept 30	Dec 31
Revenue, before fuel surcharge	$175,599	$188,838	$192,550	$195,164
Income from operations	$19,834	$32,103	$27,767	$28,564
Net income attributable to Knight	$10,546	$19,289	$16,584	$17,698
Earnings per common share:				
Basic	$0.13	$0.24	$0.21	$0.22
Diluted	$0.13	$0.24	$0.21	$0.22

	2011			
	Mar 31	June 30	Sept 30	Dec 31
Revenue, before fuel surcharge	$150,499	$182,350	$183,436	$181,001
Income from operations	$15,948	$27,134	$27,705	$29,235
Net income attributable to Knight	$9,856	$16,358	$16,563	$17,469
Earnings per common share:				
Basic	$0.12	$0.20	$0.21	$0.22
Diluted	$0.12	$0.20	$0.21	$0.22

12. Subsequent Events

In preparing these financial statements, the Company has evaluated events after December 31, 2012. As described in footnote 7; Related Party Transactions, of these financial statements, subsequent to the year-end, the Company has received a payment, in the amount of $745,272, from one of the members of US West Agriculture Exporters, LLC, for partial payment of the outstanding loan balance pursuant to the member's obligations under the loan guarantee.

Letter to Shareholders | Proxy Statement | 2012 Annual Report

SCHEDULE II

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Valuation and Qualifying Accounts and Reserves
For the Years Ended December 31, 2012, 2011 and 2010
(In thousands)

	Balance at Beginning of Period	Provision for Bad Debt	Bad Debt Write-offs	Balance at End of Period
Allowance for doubtful trade receivables:				
Year ended December 31, 2012	$1,651	$931	$(665)	$1,917
Year ended December 31, 2011	$2,355	$326	$(1,030)	$1,651
Year ended December 31, 2010	$3,204	$932	$(1,781)	$2,355

	Balance at Beginning of Period	Provision for Credit Losses	Bad Debt Write-offs	Balance at End of Period
Allowance for doubtful notes receivable:				
Year ended December 31, 2012	$416	$(48)	$(77)	$291
Year ended December 31, 2011	$480	$252	$(316)	$416
Year ended December 31, 2010	$298	$621	$(439)	$480

KNIGHT TRANSPORTATION, INC. STOCK PERFORMANCE GRAPH

The following graph compares the cumulative 5-Year total return provided shareholders on Knight Transportation Inc.'s common stock relative to the cumulative total returns of the NYSE Composite index and the NASDAQ Transportation index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on 12/31/2007 and its relative performance is tracked through 12/31/2012.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Knight Transportation Inc., the NYSE Composite Index, and the NASDAQ Trucking & Transportation Index



$160
$140
$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12
Knight Transportation Inc.
NYSE Composite
NASDAQ Trucking & Transportation

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/07	12/08	12/09	12/10	12/11	12/12
Knight Transportation Inc.	100.00	109.82	132.96	137.71	115.04	113.03
NYSE Composite	100.00	60.74	77.92	88.36	84.96	98.55
NASDAQ Trucking & Transportation	100.00	72.93	72.29	91.64	79.89	95.85

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Source: Research Data Group, Inc.

Additional Information

LEADERSHIP INFORMATION

Board of Directors

Name of Board Member	Position with Knight Transportation, Inc. and other companies
Kevin P. Knight	Chairman of the Board and Chief Executive Officer of Knight Transportation, Inc.; Director and member of the Executive Committee of the American Trucking Associations
Gary J. Knight	Vice Chairman of the Board of Knight Transportation, Inc.; Former President of Knight Transportation, Inc.
Randy Knight	Vice Chairman of the Board of Knight Transportation, Inc.; Former Chairman of the Board of Knight Transportation, Inc.
Donald A. Bliss	Director of Western and Southern Life Insurance Company and Biltmore Bank of Arizona
Michael Garnreiter	Vice President of Finance and Treasurer of Shamrock Foods; Chairman of the board and Audit Committee of Taser International, Inc.; Chairman of the Audit and Governance Committee of Amtech Systems, Inc.; Director of Banner Health Systems
Richard J. Lehmann	Chairman of Bank Capital Corporation, the holding company for the Biltmore Bank of Arizona; Director of the Biltmore Bank of Arizona and TGen Foundation
G.D. Madden	President of Madden Partners; Chairman of the Board of Clay Crossing Foundation, Inc.
Kathryn L. Munro	Principal of BridgeWest, LLC; Director of Pinnacle West Capital Corporation and Premera
Richard C. Kraemer	President of Chartwell Capital Inc.; Chairman of US Airways Corporate Governance Committee and serves on the Compensation and Audit Committees

Executive Officers and Significant Employees

Name	Position
Kevin P. Knight	Chairman of the Board and Chief Executive Officer
Gary J. Knight	Vice Chairman of the Board
Randy Knight	Vice Chairman of the Board
Keith T. Knight	Chief Operating Officer
David A. Jackson	President
Adam Miller	Chief Financial Officer, Secretary, and Treasurer
Kevin Quast	Executive Vice President and Chief Operations Officer
James E. Updike, Jr.	Executive Vice President of Sales and Marketing

CORPORATE INFORMATION

Knight Transportation Shares:

Shares of Common Stock are listed on the New York Stock Exchange ("NYSE") with the ticker symbol KNX. As of February 28, 2013, there were approximately 65 registered holders of the Company's Common Stock, and on that date the closing price was $15.66.

Transfer Agent and Registrar:

Please direct communications regarding individual stock records and address changes to Computershare, P.O. Box 43006, Providence, RI 02940, or overnight correspondence to Computershare, 250 Royall Street, Canton, MA 02021, or via phone at 1-800-522-6645. Alternatively, you can access your account information on-line at www.computershare.com/investor.

Investor Relations:

For information or assistance, please write: Knight Transportation, Inc., C/O Investor Relations, 5601 West Buckeye Road, Phoenix, AZ 85043, or call 602-606-6349.

Independent Registered Public Accounting Firm:

Grant Thornton LLP, 2398 E. Camelback Road, Suite 600, Phoenix, AZ 85016

Corporate Counsel:

Ryley, Carlock & Applewhite, One North Central Avenue, Suite 1200, Phoenix, AZ 85004

Securities Counsel:

Scudder Law Firm, P.C., L.L.O., 411 S. 13th St., Second Floor, Lincoln, NE 68508

Corporate Headquarters:

Our corporate headquarters is located at 5601 W. Buckeye Road, Phoenix, AZ 85043

Certifications:

On March 1, 2013, the Company filed its Sarbanes-Oxley Section 302 Certifications as exhibits to the Company's Report on Form 10-K for the period ended December 31, 2012.